ANGLO AMERICAN

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

4 August, 2008

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 25 June – 30 June

PDMR/Directors' interests

- Cockerill interests – 24 June
- Sir CK Chow interests - 24 June
- NEDs shares allotments – 2 July
- Fay appointments – 3 July
- SIP awards – 8 July

Other

- Anglo American plc – Statement on Zimbabwe 25 June
- Anglo American plc – Statement re MMX Amapa 14 July
- Anglo American plc – Kumba results 24 July
- Anglo American plc – Anglo Platinum results 28 July
- Anglo American plc and Eike Batista progress transaction in Brazil 28 July
- Anglo American plc – Half Year Financial Report 31 July 2008

For and on behalf of Anglo American plc

Yours faithfully

C Marshall

Companies Secretary

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN

MMX
An EBX Group Company

News Release

28 July 2008

Anglo American and Eike Batista progress transaction in Brazil

Anglo American and Mr Eike Batista, the controlling shareholder of MMX Mineração e Metálicos S.A. ("MMX") and IronX Mineração S.A. ("IronX"), announce that they are progressing the proposed transaction through which Anglo American will acquire control of IronX, the company that controls the Minas-Rio iron ore project and the Amapá iron ore system in Brazil.

In respect of the ongoing investigation in Brazil, Mr Batista has offered a personal indemnity, with no additional obligation on MMX, to cover any potential losses that may be incurred by Anglo American as a result of the investigation. Anglo American has accepted the terms of the indemnity and, subject to the satisfaction of final conditions under the transaction agreements, which the parties are diligently seeking to fulfil, the transaction will be completed by 5 August 2008.

Cynthia Carroll, Chief Executive of Anglo American, said: "I am delighted that we are in a position to move forward with this transaction to the benefit of all the projects' stakeholders. The Amapá mine is already in production and the first phase of the Minas-Rio project is well under way. We are excited about developing these two projects further with the excellent team we have inherited from MMX."

Eike Batista, Chairman and CEO of MMX, said:" We will continue to support Anglo American in its efforts to develop these significant iron ore projects in Brazil. Anglo American is already demonstrating its renowned expertise at developing projects of this scale and I look forward to working with Anglo to develop these projects to their full potential."

For further information, please contact:

United Kingdom

James Wyatt-Tilby, Media Relations
Tel: +44 (0)20 7968 8759

Anna Poulter, Investor Relations
Tel: +44 (0)20 7968 2155

South Africa

Pranill Ramchander, Media Relations
Tel: +27 (0)11 638 2592

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel: +44 (0)20 7968 8888 Fax: +44 (0)20 7968 8500
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

28 July 2008

Anglo American plc notification: Anglo Platinum Limited interim results 2008

Anglo American wishes to draw attention to Anglo Platinum Limited's announcement of its results for the 6 months ended 30 June 2008.

Anglo American will report underlying earnings in respect of Anglo Platinum of US$850 million for the period ended 30 June 2008, which takes into account certain adjustments.

Anglo Platinum Limited	**$m**
IFRS headline earnings (US dollar equivalent of published)	1,102
Exploration	17
Exchange rate difference	(7)
Other adjustments	(3)
	1,109
Minority interest	(251)
Depreciation on assets fair valued on acquisition (net of tax)	(8)
Contribution to Anglo American plc underlying earnings	**850**

Anglo American will report results for the period ended 30 June 2008 on 31 July 2008. The above figures are unaudited.

Underlying Earnings

Underlying Earnings is net profit attributable to equity shareholders, adjusted for the effect of special items and remeasurements, and any related tax and minority interests. Special items include those items of financial performance which the Group believes should be excluded from underlying financial performance, and principally relate to impairment and significant closure costs, exceptional legal provisions and profit or loss on disposals. Remeasurements include adjustments to ensure that the unrealised gains or losses on non-hedge derivative instruments are recorded in underlying earnings in the same period as the underlying transaction against which these instruments provide an economic, but not formally designated, hedge.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500
www.angloamerican.co.uk

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 15 April 2008, Anglo American plc purchased 106,000 of its ordinary shares on 1 August 2008 at prices between £27.50 and £28.57 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 20,889,518 ordinary shares in treasury, and has 1,322,027,196 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.49 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
4 August 2008

ANGLO AMERICAN

News Release

24 July 2008

Anglo American plc notification:
Kumba Iron Ore Limited interim results 2008

Anglo American wishes to draw attention to Kumba Iron Ore Limited announcement of their interim results for the six months ended 30 June 2008.

Anglo American will report underlying earnings in respect of Kumba Iron Ore Limited of US$247 million for the six months ended 30 June 2008, which takes into account certain adjustments.

	$m
IFRS headline earnings (US dollar equivalent of published)	368
Exploration	3
Elimination of intercompany interest	5
Other adjustments	14
	390
Minority interest	(142)
Depreciation of assets fair valued on acquisition (net of tax)	(1)
Contribution to Anglo American plc underlying earnings	**247**

Anglo American will report results for the six months ended 30 June 2008 on 31 July 2008. The above figures are unaudited.

Underlying Earnings

Underlying Earnings is net profit attributable to equity shareholders, adjusted for the effect of special items and remeasurements, and any related tax and minority interests. Special items include those items of financial performance which the Group believes should be excluded from underlying financial performance, and principally relate to impairment and significant closure costs, exceptional legal provisions and profit or loss on disposals. Remeasurements include adjustments to ensure that the unrealised gains or losses on non-hedge derivative instruments are recorded in underlying earnings in the same period as the underlying transaction against which these instruments provide an economic, but not formally designated, hedge.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

14 July 2008

Anglo American statement relating to MMX Amapá

Anglo American notes the investigation in Brazil in relation to Mr Eike Batista and MMX Amapá Mineração Ltda., part of the EBX group of companies.

As previously announced, Anglo American is party to a stock purchase agreement with Eike Batista and other selling shareholders, as well as other related agreements with MMX Mineração e Metálicos S.A. and other parties related to the EBX group. Pursuant to these agreements, Anglo American agreed to purchase a majority interest in IronX Mineração S.A., the company that holds the 51% interest in the Minas-Rio iron ore project and a 70% shareholding in the Amapá iron ore system, upon satisfaction of certain conditions.

Many of the conditions to completion have already been fulfilled or waived. As the transaction moves toward completion and as part of its pre-completion exercises, Anglo American will be assessing information concerning the investigation, which the selling shareholders have agreed to provide on an expedited basis. Anglo American and the selling shareholders will each make decisions in respect of the remaining conditions and their respective rights and obligations under the agreements as this information becomes available.

Anglo American currently owns a 49% interest in the MMX Minas-Rio mine and pipeline project and in the LLX Minas-Rio port project. MMX has informed Anglo American that neither of these projects is a subject of the investigation.

Cynthia Carroll, Chief Executive of Anglo American, said, "I have great confidence in our Brazilian partners, who have made impressive progress in developing the Minas-Rio and Amapá iron ore projects. MMX has promised full cooperation with us and we will review all the information to be provided by MMX as quickly as possible. I am hopeful that these issues will be resolved satisfactorily."

For further information, please contact:

United Kingdom

James Wyatt-Tilby, Media Relations
Tel: +44 (0)20 7968 8759

Anna Poulter, Investor Relations
Tel: +44 (0)20 7968 2155

South Africa

Pranill Ramchander, Media Relations
Tel: +27 (0)11 638 2592

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.54945 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The Company announces that the following transactions took place in relation to the SIP on Monday 7 July 2008:

1. 6,284 shares were allocated to employee participants as matching shares.

2. The following executive directors / persons discharging managerial responsibility ("PDMR") of the Company each acquired the undernoted ordinary shares at a price of £31.28 and were allocated an equal number of matching shares, free of charge:

B R Beamish	(PDMR)	4 ordinary shares
C B Carroll	(director)	4 ordinary shares
R J King	(PDMR)	4 ordinary shares
R Médori	(director)	4 ordinary shares
D Weston	(PDMR)	4 ordinary shares

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
8 July 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Directors' appointments

The Company announces that Dr Chris Fay, a Non Executive Director of the Company, resigned as Non Executive Chairman of Expro International Group plc on 30 June 2008.

The Company also announces that Dr Fay was appointed as Non Executive Chairman of Brightside Group plc on 27 June 2008. Brightside Group plc is an insurance broking and financial services business which was readmitted to the LSE AIM on 30 June 2008.

This notification satisfies the Company's obligations under the Financial Services Authority Listing Rule 9.6.14.

Nick Jordan
Company Secretary
3 July 2008

Anglo American plc ("the Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Directors' Interests

The Company announces that on 2 July 2008 the following non-executive directors of the Company ("NEDs") subscribed for ordinary shares of US$0.54945 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
Sir Rob Margetts	197	34.021
Sir Mark Moody-Stuart	394	34.021
F T M Phaswana	386	34.021
P Woicke	318	34.021
M A Ramphele	146	34.021

The Shares are being allotted by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 April – 30 June 2008.

Applications have been made to the UK Listing Authority and the London Stock Exchange for 1,441 ordinary shares of US$0.54945 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank pari passu with the existing issued ordinary shares of the Company.

Following the admission of these Shares the Company's issued share capital will be 1,322,133,196 Shares (excluding those held in treasury).

The notification of these transactions is intended to satisfy the Company's obligations under both the Companies Act 1985 and the Listing and Disclosure and Transparency Rules.

N Jordan
Company Secretary
2 July 2008

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 27 June 2008, an independent company purchased 26,851 ordinary shares of the Company at prices between £32.54 and £33.89 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,300,129 ordinary shares, representing 8.49 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
30 June 2008

From: Marshall, Catherine

Sent: 27 June 2008 08:51

To: Alison, Doug; 'info@bse.co.bw'; Mason-Gordon, Nicholas; Moodley, Treshen; 'rudolf.gut@ubs.com'; 'adhoc@swx.com'; 'info@nsx.com.na'; Dhenanath, Elisha; Hudson, Gary (UBS); 'zachary.fond@ubs.com'; 'Bonga.Bangani@ubs.com'; 'martin.nel@ubs.com'

Cc: Dean, Rene; Von Schirnding, Nick; Medori, Rene; Whitcutt, Peter; Norris, Linda; Wall, Juliet; Smailes, Doug; Jordan, Nicholas; Hodges, Andy; Staines, Andrew; Charlton, Rebecca; Page, Natalie; Dean, Rene; Peacock, Tara

Subject: Share buy back announcement for immediate release

Importance: High

Attachments: SA 27.6.08.doc

Please find attached the buy back announcement for immediate release.

Kind regards

Catherine

Catherine Marshall | Companies Secretary
Anglo American plc
DD +44 (0)20 7968 8627 | Fax +44 (0)20 7968 8755
Anglo American plc | 20 Carlton House Terrace
London SW1Y 5AN | United Kingdom

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 26 June 2008, an independent company purchased 18,082 ordinary shares of the Company at prices between £33.20 and £33.55 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,273,278 ordinary shares, representing 8.49 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
27 June 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 26 June 2008, an independent company purchased 18,082 ordinary shares of the Company at prices between £33.20 and £33.55 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,273,278 ordinary shares, representing 8.49 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
27 June 2008

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 25 June 2008, an independent company purchased 21,527 ordinary shares of the Company at prices between £32.56 and £33.95 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,255,196 ordinary shares, representing 8.49 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
26 June 2008

K:\Min\Compsec\LSE\Buybacks from 21.12.07\SA 26.6.08.doc

ANGLO AMERICAN

News Release

25 June 2008

Anglo American statement on Zimbabwe

The following statement is in response to media reports relating to Anglo American's business activity in Zimbabwe.

Anglo American has been an investor in Zimbabwe for 60 years. The Unki platinum project in Zimbabwe, which has been in development since 2003, is a long-term investment for a mine which is yet to start production and will not generate revenues for some years. Anglo American is deeply concerned about the current political situation in Zimbabwe and condemns the violence and human rights abuses that are taking place. Anglo American is monitoring the situation in Zimbabwe very closely and is reviewing all options surrounding the development of the project. It has been made clear to Anglo American that if it ceases to develop this project, the Government of Zimbabwe will assume control.

Anglo American has a clear responsibility to protect the wellbeing of its more than 650 employees and contractors, as well as their families and all those who depend indirectly on the activity around the project, all of whose livelihoods would be jeopardised should the company withdraw from Zimbabwe. The responsible development of the Unki mine will create a long-term viable business which will be important to the economic future of Zimbabwe for years to come. Anglo American continues to support the communities around the project with a number of important social development activities, including the provision of basic food and supplies, the building of a dam to help support agriculture through the reliable supply of water and the provision of financial and other assistance to the primary and secondary schools and community health facilities.

Anglo American is in full compliance with all relevant national and international laws relating to its activities in Zimbabwe.

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business. Anglo American also holds a 37.2% shareholding in Tongaat-Hulett, a sugar and starch business, which has operations in Zimbabwe employing a total of 16,000 people. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel: +44 (0)20 7968 8888 Fax: +44 (0)20 7968 8500
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

For further information, please contact:

United Kingdom

James Wyatt-Tilby, Media Relations
Tel: +44 (0)20 7968 8759

Anna Poulter, Investor Relations
Tel: +44 (0)20 7968 2155

South Africa

Pranill Ramchander, Media Relations
Tel: +27 (0)11 638 2592

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

DIRECTOR'S / PDMR's INTERESTS

The Company announces that Sir CK Chow, an independent non-executive director of the Company, today acquired 4,000 ordinary shares of $54^{86/91}$ US cents in the capital of the Company at a price of £34.76 per share.

Following this acquisition, Sir CK Chow is interested in 5,500 ordinary shares of $54^{86/91}$ US cents in the capital of the Company.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4 and Listing rule 9.6.11.

N Jordan
Company Secretary
24 June 2008

ANGLO AMERICAN plc (the "Company")

PDMR Share Interests

Following Ian Cockerill's appointment as a Person Discharging Management Responsibility ("PDMR") of the Company on 1 June 2008, Mr Cockerill has been granted an award of 31,081 ordinary shares in the Company with effect from 23 June 2008. These shares will qualify for future dividends and will be released to him as to 50% on 1 June 2009 and 50% on 1 June 2010, subject to his remaining employed within the Group. This award compensates Mr Cockerill for incentives forfeited upon his appointment.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4 and Listing rule 9.6.11.

N Jordan
Company Secretary
24 June 2008

Registered office: 20 Carlton House Terrace, London SW1Y 5AN
Registered number: 3564138

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 24 June 2008, an independent company purchased 20,318 ordinary shares of the Company at prices between £33.70 and £34.14 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,233,669 ordinary shares, representing 8.49 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
25 June 2008

ANGLO AMERICAN

HALF YEAR FINANCIAL REPORT

for the six months ended 30 June 2008

ANGLO AMERICAN

News Release

Half year financial report

31 July 2008

Anglo American announces record half year underlying earnings of $3.5 billion

Half year financial results

- Record Group operating profit[1] of $6.2 billion, with operating profit from core operations[2] up 30% to $6.0 billion
- Highest ever total Group underlying earnings[3] of $3.5 billion up 14%
- Total Group underlying earnings per share up 33% to $2.90
- Strong performances from Ferrous Metals, Coal, Base Metals and Diamonds, with increased production of iron ore, coal and copper
- Total Group profit for the period attributable to equity shareholders up 27% at $4.3 billion

$45 billion pipeline driving production growth

- Approved project pipeline increased to $15 billion to deliver substantial volume growth in the most attractive commodity segments:
  - Significant new iron ore and coal production on stream in 2008
  - Collahuasi debottlenecking on schedule to enter production in Q4 2008
  - Barro Alto nickel project 40% complete and on track for Q1 2010
  - Minas-Rio – phase 1 of iron ore project under construction to start up during 2010
  - Los Bronces copper expansion project on schedule for production in 2011
  - Twickenham platinum expansion project approved to produce 180,000 oz per annum
  - Michiquillay copper project – community agreements reached and exploration under way

Strong outlook for the full year

- Strong 2nd half expected from operational performance
- Executive team in place – including new CEOs for Anglo Platinum, Coal, Kumba Iron Ore and Anglo American South Africa
- New Order Mining Right conversions awarded across Anglo American's South African mining businesses
- Good progress on safety, with LTIFR trending downwards
- Solutions to power supply constraints being implemented in South Africa

Dividend

- Interim dividend up 16% to 44 cents per share

HIGHLIGHTS FOR THE SIX MONTHS ENDED 30 JUNE 2008 *US$ million, except per share amounts*	6 months ended 30 June 2008	6 months ended 30 June 2007	Change
Total Group revenue including associates[4]	**17,915**	19,849	(9.7)%
Operating profit including associates before special items and remeasurements – core continuing operations[1][2]	**5,974**	4,608	29.6%
Operating profit including associates before special items and remeasurements – total Group[1]	**6,181**	5,452	13.4%
Underlying earnings for the period – total Group[3]	**3,483**	3,058	13.9%
EBITDA – total Group[5]	**7,038**	6,554	7.4%
Net cash inflows from operating activities – total Group	**3,822**	3,678	3.9%
Profit for the period attributable to equity shareholders – total Group	**4,281**	3,379	26.7%
Earnings per share (US$):			
Basic earnings per share – total Group	**3.56**	2.41	47.7%
Underlying earnings per share – total Group	**2.90**	2.18	33.0%
Interim dividend (US cents per share)	**44**	38	15.8%

[1] Operating profit includes share of associates' operating profit (before share of associates' tax, finance costs and minority interests) and is before special items and remeasurements, unless otherwise stated. See note 4 to the condensed financial statements for operating profit on a continuing Group basis. For definition of special items and remeasurements see note 6 to the condensed financial statements.

[2] Continuing operations considered core to the Group are Base Metals, Platinum, Ferrous Metals' core businesses (Kumba Iron Ore, Scaw Metals, Samancor Manganese and Minas-Rio), Coal and Diamonds. See the operating profit and underlying earnings tables in the Financial review of Group results section for a reconciliation of operating profit and underlying earnings from core operations to total Group.

[3] See note 9 to the condensed financial statements for basis of calculation of underlying earnings.

[4] Represents total Group revenue (including the revenue of discontinued operations) and includes the Group's share of associates' revenue of $3,384 million (six months ended 30 June 2007: $2,903 million). See note 3 and 14 to the condensed financial statements.

[5] EBITDA is operating profit before special items, remeasurements, depreciation and amortisation in subsidiaries and joint ventures and share of EBITDA of associates. See note 13 to the condensed financial statements for analysis of EBITDA by continuing and discontinued operations.

Cynthia Carroll, Chief Executive, said:

"I am pleased to announce another record performance by Anglo American, reporting operating profit of $6.2 billion for the half year and underlying earnings of $3.5 billion. The key drivers of this performance were production growth in copper, iron ore, manganese ore, coal and phosphates, continued strength in the commodity price environment and the early benefits of tighter operational discipline across the businesses.

Our $45 billion project pipeline, which now includes some $15 billion of approved projects, is set to deliver substantial volume growth in the most attractive commodity segments across the near, medium and long term. Our near term projects are on track to deliver significant new coal and iron ore production this year, with the Dawson and Lake Lindsay coking coal projects in Australia and the Sishen iron ore expansion project all now ramping up to full production. We have also approved a number of new projects in South Africa, including the Twickenham platinum expansion project, the Amandelbult No.4 shaft platinum replacement project and, most recently, the Sishen South iron ore project.

This half year we have seen further strategic progress with the shape of the portfolio through the disposal of non-core holdings, including the sale of our stake in China Shenhua Energy and the announced sale of Tarmac Iberia, with combined proceeds in excess of $900 million.

We are focused on achieving growth in our core mining businesses, making targeted, value enhancing acquisitions and on uplifting the performance of our existing long life asset base. These initiatives to drive operational improvements are particularly important at a time when the industry continues to experience significant cost pressures across the supply chain. We are also making excellent progress in driving cultural change across the Group by capitalising on our scale with increased integration, knowledge-sharing across business units and adherence to common standards and policies. We are also embedding a performance culture throughout the organisation and building a management team driven by value maximisation. I am delighted with the changes we have made to strengthen our operational management capabilities, particularly in our platinum and coal businesses.

In April, the South African Department of Minerals and Energy granted new order mining rights across our South African mining operations. This significant achievement provides an ever stronger platform for our $8 billion of approved projects in South Africa, our employees, contractors and for the many black empowered businesses with which we are partners. This is good news for Anglo American and for South Africa as we continue to grow our businesses and contribute to the country's economic prosperity.

Last year we initiated a step change in our safety practices across the Group and Anglo American today is helping to lead the way, particularly in South Africa, working together with the unions and the government to achieve a safer, more productive industry. I am pleased to say that our new global safety risk management training is under way and we are continuing to make good progress at the operations, with significant incidents reduced by more than 50% year-on-year and extended periods of incident free, safe production. This progress reflects increased trust and dedication on the part of our employees. We are re-energised as a group and working on our journey to "Zero Harm".

The power constraints in South Africa continue to have an impact on our businesses in the country and we are working closely with Eskom and the government to identify solutions. Among many initiatives, Anglo American is stepping up its own energy efficiency programmes, in addition to procuring some 85 MW of supplementary power.

Despite the macro outlook for the second half remaining uncertain due to the evident slowdown in many developed economies, this is offset by continued strong demand, particularly from the developing economies, led by China. We expect a strong second half to the year driven by increased production, further improvements in our operational performance and robust pricing. Anglo American's unique portfolio, spanning precious, base and bulks, positions us well to maximise the benefit from the strong demand environment as we capture the full value of our considerable growth prospects."

Review of the six months ended 30 June 2008

Financial results

Anglo American's first half total Group underlying earnings were a record $3.5 billion as continued strong metal prices reflected the favourable trading environment for the Group's key commodities and volumes improved in most commodities. Operating profit from the Group's core operations was 30% higher than for the corresponding period last year at $6.0 billion.

Strong contributions came from Ferrous Metals, Coal, Base Metals and Diamonds, which all achieved higher operating profit in the period. Platinum recorded lower operating profit due to lower refined production volumes and higher inflation. Industrial Minerals suffered from the downturn in the UK housing market.

Base Metals generated an operating profit of $2,454 million (41% of Anglo American's total operating profit from core operations), up 13%, due to increased copper and phosphate fertiliser production and higher copper, lead and fertiliser prices.

Platinum reported operating profit of $1,467 million (25% of Anglo American's total operating profit from core operations), down 3%, due to lower refined production volumes, partially offset by higher US dollar prices and the weaker average rand in relation to the US dollar.

Ferrous Metals' operating profit increased 80% to $1,296 million, with operating profit from its core businesses increasing by 129% to $1,252 million, (21% of Anglo American's total operating profit from core operations), mainly due to higher iron ore and manganese ore sales volumes and prices, and manganese alloy prices.

Coal recorded operating profit of $731 million (12% of Anglo American's total operating profit from its core operations), 129% higher, mainly due to higher prices for both thermal and metallurgical export coal and higher production, particularly at the Australian operations.

Diamonds recorded attributable operating profit of $328 million (5% of Anglo American's total operating profit from core operations), up 23%, principally due to the steady increase in the price of diamonds during the period.

Industrial Minerals' operating profit fell 22% to $163 million reflecting the difficult trading conditions in key markets such as Spain and the UK, as well as the impact of significant cost increases. Excluding the results of Tarmac Iberia, the sale of which is due to complete during Q3, results were 17% below the same period in the prior year.

Production

Production volumes were up for copper, zinc, iron ore, manganese ore, coal and phosphate fertilisers. Platinum production volumes from mining operations were down on the prior year due to flooding at the Amandelbult mine, skilled labour shortages, safety related stoppages, lower throughput at the Mogalakwena (formerly Potgietersrust or 'PPRust') South concentrator and electricity constraints. Nickel production was down following labour related disruptions and furnace downtime at Loma de Níquel.

Capital structure and increased return to shareholders

Net debt, excluding hedges, has increased by $161 million since 31 December 2007 and at 30 June 2008 amounted to $5.4 billion, reflecting the impact of the acquisition of the Foxleigh coal mine in Queensland, Australia, planned capital expenditure, the share buyback and the purchase of additional shares in Anglo Platinum Limited. This was partly offset by proceeds from disposal of our equity interest in China Shenhua Energy. The $4 billion share buyback programme announced in August 2007, is 35% complete, with around $1.4 billion of shares having been repurchased at 30 July 2008.

Dividends

The interim dividend has been set at 44 US cents per share (cps) – 16% higher than the 38 cps interim dividend declared for the first half of 2007.

Strategic update

Anglo American has made further progress in 2008 as the Group focuses on its core mining businesses and optimises its unique portfolio of assets.

In May, the disposal of our interest in China Shenhua Energy was announced, realising cash proceeds of approximately $700 million. In June, the sale of Tarmac Iberia to Holcim was announced for a consideration of up to $230 million. The Tarmac group continues to be managed to maximise shareholder value while options for its sale are being explored.

The asset optimisation scheme to improve operational efficiencies at site level and to allow performance benchmarking is delivering benefits. For example, at the German Creek coal operation in Australia, plant debottlenecking has resulted in a record first half performance, increasing production from 118 kt to 167 kt per week, a 42% increase. Similarly at Dawson, blending has delivered a 30% value increase in coking coal. The scheme is being rolled out across the Group, delivering more value from existing assets, in terms of resources, equipment and people.

Anglo American was granted its new order mining rights conversions by the South African Department of Minerals and Energy in April. This relates to the conversion of all the mineral rights in Anglo American's South African Coal, Ferrous Metals, Base Metals and Platinum businesses. The applications for conversion of mineral rights associated with Anglo Platinum's 50:50 joint ventures with Royal Bafokeng Resources and the African Rainbow Minerals consortium continue and are being processed based on joint submissions and representations by all stakeholders.

Several senior management changes have been announced in 2008, marking a significant strengthening of the leadership team, involving a combination of internal and external appointments. Neville Nicolau was appointed CEO of Anglo Platinum and Ian Cockerill was appointed CEO of Anglo Coal, joining from Gold Fields. Following Ras Myburgh's secondment to Eskom, Chris Griffith moved from Anglo Platinum to become CEO of Kumba Iron Ore. Kuseni Dlamini was appointed Head of Anglo American South Africa, Russell King was appointed Chief Strategy Officer and Andrew Hinkly was appointed Global Head of Procurement and Supply Chain. The two previous Joint Acting CEOs of Anglo Platinum have been appointed to new roles within the Group; Norman Mbazima becomes CEO of Scaw Metals and Duncan Wanblad was appointed CEO of Copper in the Base Metals division of Anglo American.

Delivering profitable growth through projects and acquisitions

Anglo American's $45 billion project pipeline includes some $15 billion of approved projects that are currently under development (compared to $12 billion at 20 February 2008). These projects are set to deliver considerable organic growth in the near, medium and long term and will build upon the Group's existing portfolio of assets in precious, base metals and bulk commodities.

Recently approved platinum projects in South Africa include the $800 million Twickenham expansion project, which is expected to produce 180,000 oz of refined platinum per annum by 2016 and the $1.6 billion Amandelbult No.4 shaft 271,000 oz replacement project. Anglo Platinum's Mogalakwena North expansion project is on schedule to reach full production in 2009 and to produce an additional 230,000 oz per annum of refined platinum.

Kumba Iron Ore's Sishen Expansion Project made its first contribution to production during the period, having been commissioned at the end of 2007. The $782 million Sishen South project has also been approved and is expected to produce 9 Mtpa of iron ore, with first production forecast for 2012.

In Peru, where one of Anglo American's key priorities has been to build strong and supportive relationships with local communities, agreement was reached in June with the communities around the proposed Michiquillay copper project and exploration activity has now commenced. This project has the potential to produce up to 300,000 tpa of copper from one of the largest undeveloped copper deposits in the world. The feasibility study for Anglo American's other major investment in Peru, at the Quellaveco copper deposit, is now at an advanced stage.

In Chile, the expansion of Los Bronces is progressing on schedule for completion in 2011 and will increase copper production by an average of 170,000 tpa to an initial production level exceeding 400,000 tpa. The debottlenecking project at Collahuasi, also in Chile, is on schedule to enter production in the fourth quarter of 2008, increasing sulphide mill throughput to 140,000 tpd.

In Brazil, the 36,000 tpa Barro Alto ferronickel project is 40% complete and is progressing well, on track to begin production in the first quarter of 2010.

Also in Brazil, Anglo American has agreed to acquire a 63.3% shareholding in a new company ("IronX"), which holds a 51% interest in the Minas-Rio iron ore project and 70% in the Amapá iron ore system, from Eike Batista and other selling shareholders for $3.5 billion. Subject to the satisfaction of final conditions under the transaction agreements, this transaction will be completed by 5 August 2008. Following completion of this transaction, Anglo American has committed to extend the offer to the minority shareholders in IronX at the same price per share. The successful completion of the offer to the minority shareholders will result in Anglo American owning 100% of the Minas-Rio project, 70% of the Amapá system and 49% of LLX Minas-Rio, the owner of the Port of Açu, at a cost of approximately $5.5 billion in cash for 100% of the issued and outstanding shares in IronX. This would mark a significant step in Anglo American's aim of becoming a substantial player in the global seaborne iron ore trade.

Anglo American's coal projects at Dawson, Lake Lindsay and Mafube are all ramping up towards full production. The construction of the MacWest project is advanced, with first coal having been produced in July. The Zondagsfontein mixed product mine is progressing well and first coal production is due in 2009. The acquisition of a 70% shareholding in Foxleigh was completed in February and is contributing to 2008 profits.

At De Beers, the Victor diamond mine in Ontario, Canada has been commissioned more than eight months ahead of schedule, with full production expected in the third quarter of 2008. The Snap Lake mine in the Northwest Territories was brought into commercial production in early 2008 and is expected to reach full production in the second half. In South Africa, the commissioning of Voorspoed in the Free State is under way, and its first diamonds were recovered in June 2008, ahead of schedule.

Outlook

The global macro-economic outlook continues to be uncertain, with US economic activity expected to be weak in the near term. It is also clear that the constraints in the credit markets are far from resolved and risk rates have not yet returned to normalised or long-term levels.

However, in emerging markets, the Chinese economy in particular continues to develop and is expected to grow at around 10% in 2008/09. This growth is relatively resilient, being driven primarily by the secular domestic trend of urbanisation and development. Furthermore, this growth is driving an increasing intensity of use for the commodities that China requires to build its infrastructure, such that China now represents the largest regional consumer of many key commodities and is the dominant driver of demand growth.

On the supply side, a number of operational challenges across the industry have led to near-term supply being lower than anticipated (e.g. power availability in a number of countries, infrastructure bottlenecks, weather-related shortages and labour issues), while in the longer term the mining industry is adjusting to the higher demand environment. It seems likely that the industry will be working hard for some years to keep pace with this sustained higher level of demand and that higher than inflation cost pressures will remain. Consequently, the balance of supply and demand should sustain strong prices for many of Anglo American's key commodities despite the current challenges in the developed economies.

Selected major projects

Approved						
Sector	Project	Country	First production date	Full production date	Capex $m[1]	Production volume[2]
Platinum	Mototolo JV	South Africa	Q4 2006	2008	200	130 kozpa refined platinum
	Marikana JV	South Africa	Q1 2006	2009	36	145 kozpa refined platinum
	Mogalakwena North expansion[3]	South Africa	Q4 2007	2009	692	230 kozpa refined platinum
	Mogalakwena North replacement[3]	South Africa	Q4 2007	2009	230	Replace 200 kozpa refined platinum
Newly approved	MC plant capacity expansion – phase 1	South Africa	Q3 2009	2009	80	11 ktpa waterval converter matte
	Mainstream inert grind projects	South Africa	Q4 2009	2010	188	Improve process recoveries
	Lebowa Brakfontein Merensky	South Africa	Q2 2008	2010	179	Replace 108 kozpa refined platinum
Newly approved	Slag cleaning furnace 2	South Africa	Q4 2009	2010	134	650 tpd increased slag cleaning capacity
	Base metals refinery expansion	South Africa	Q3 2009	2010	279	11 ktpa nickel
	Amandelbult East Upper UG2	South Africa	Q3 2007	2012	224	100 kozpa refined platinum
	Townlands ore replacement	South Africa	Q4 2007	2014	139	Replace 70 kozpa refined platinum
	Paardekraal	South Africa	Q2 2010	2015	316	Replace 120 kozpa refined platinum
Newly approved	Twickenham	South Africa	Q1 2012	2016	800	180 kozpa refined platinum
Newly approved	Amandelbult No 4 shaft project	South Africa	Q4 2015	2019	1,602	Replace 271 kozpa refined platinum
Diamonds	Snap Lake	Canada	–	2008	997	1.6 m carats pa
	Victor	Canada	–	2008	1,021	0.6 m carats pa
	Voorspoed	South Africa	–	2009	185	0.7 m carats pa
Base Metals	Collahuasi debottlenecking	Chile	Q4 2008	2009	64	30 ktpa copper[4]
	Barro Alto	Brazil	Q1 2010	2011	1,500	36 ktpa nickel
	Los Bronces expansion	Chile	Q1 2011	2011	1,744	170 ktpa copper[4][5]
Ferrous Metals	Sishen expansion	South Africa	Q4 2007	2009	754	13 mtpa iron ore
	Minas-Rio phase 1	Brazil	Q4 2010	2011	3,456	26.5 mtpa iron ore pellet feed (wet basis)
Newly approved	Sishen South[6]	South Africa	H1 2012	2013	782	9 mtpa iron ore
Coal	Dawson	Australia	Q3 2007	2008	839	5.7 mtpa coking, semi-soft and thermal
	Lake Lindsay	Australia	Q4 2007	2008	726	4.0 mtpa coking & semi-soft
	Mafube	South Africa	Q4 2007	2008	218	5.4 mtpa thermal
	Cerrejón	Colombia	Q1 2007	2008	131	3.0 mtpa (2nd stage) thermal
	MacWest	South Africa	Q3 2008	2009	47	2.7 mtpa thermal
	Zondagsfontein	South Africa	Q2 2009	2010	505	6.6 mtpa thermal

Future unapproved

Sector	Project	Country	First production date	Full production date	Capex $m[7]	Production volume[2]
Base Metals	Quellaveco	Peru	2013	2013	2,200	200 ktpa copper[4]
	Collahuasi expansion phase 1	Chile	2010	2010	750	650 ktpa copper[4][8]
	Collahuasi expansion phase 2	Chile	2014	2015	TBD	1,000 ktpa copper[4][8]
	Michiquillay	Peru	2016	2017	TBD	300 ktpa copper[4]
	Pebble	USA	2015	2020	TBD	350 ktpa copper[4]
Ferrous Metals	Sishen Pellet	South Africa	2014	2015	338	1.5 mtpa iron ore pellets
	Sishen Expansion 2	South Africa	2013	2014	775	10 mtpa iron ore
	Sishen C Grade	South Africa	TBD	TBD	TBD	10 mtpa iron ore
	Minas-Rio phase 2	Brazil	TBD	TBD	TBD	26.5 mtpa pellet feed (wet basis)
Coal	Heidelberg opencast	South Africa	2009	2009	35	0.9 mtpa thermal
	Elders opencast	South Africa	2009	2011	450	6.4 mtpa thermal
	Heidelberg underground	South Africa	2013	2014	300	4.2 mtpa thermal
	Elders underground	South Africa	2011	2012	240	3.2 mtpa thermal
	New Largo	South Africa	2012	2015	670	14.7 mtpa thermal

The Group has a number of other projects under evaluation including Der Brochen, Pandora and Styldrift in Platinum, Cerrejón P40 and Roman in Coal and Gahcho Kue in Diamonds.

(1) Capital expenditure shown on 100% basis, unless otherwise stated. Platinum and Ferrous Metals projects reflect approved capex. Estimates for Base Metals, Platinum and Diamonds are presented on a nominal basis, estimates for Coal and Ferrous Metals are presented on a real basis
(2) Represents 100% of average incremental or replacement production, at full production, unless otherwise stated
(3) Mogalakwena was formerly known as PPRust
(4) Projects will also produce molybdenum and silver by-products, Pebble will produce molybdenum and gold by-products and Michiquillay will produce molybdenum, gold and silver by-products
(5) Production represents average over first 10 years of the project
(6) Sishen South was approved on 30 July 2008
(7) Shown on 100% basis, approximate amounts
(8) Total production of mine when project ramps up to full production

For further information, please contact:

United Kingdom

Anna Poulter, Investor Relations
Tel: +44 (0)20 7968 2155

James Wyatt-Tilby, Media Relations
Tel: +44 (0)20 7968 8759

South Africa

Pranill Ramchander, Media Relations
Tel: +27 (0)11 638 2592

Notes to editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Webcast of presentation:
A live webcast of the annual results presentation, starting at 10.00am UK time on 31 July, can be accessed through the Anglo American website at www.angloamerican.co.uk.

Note: Throughout this half year financial report '$' denotes United States dollars and 'cents' refers to United States cents; operating profit includes associates' operating profit, is before special items and remeasurements and refers to continuing operations, unless otherwise stated; special items and remeasurements are defined in note 6 and results of discontinued operations are presented in note 14. Underlying earnings refers to continuing operations unless otherwise stated and is calculated as set out in note 9 to the condensed financial statements. EBITDA is operating profit before special items and remeasurements, depreciation and amortisation in subsidiaries and joint ventures and share of EBITDA of associates and refers to continuing operations unless otherwise stated. EBITDA is reconciled to total profit from operations and associates in note 13 to the condensed financial statements and to cash inflows from operations in the primary statements.

Financial review of Group results*

Group operating profit was a record $6,181 million, with operating profit from core operations of $5,974 million up 30% compared to the corresponding period in 2007. There was a significantly increased contribution from Ferrous Metals' core businesses and from Coal, as well as increased contributions from Diamonds and Base Metals where operating profit was higher than in the same period in 2007. Platinum's operating profit was slightly lower than the corresponding period in 2007, although contribution to underlying earnings increased. The main driver for the increase in Group operating profit was higher prices realised in the period, including copper, iron ore, manganese, coal and phosphate fertilisers. Increased volumes from copper, phosphate fertilisers, coal, iron ore and manganese ore also contributed to the increase. Coal production in Australia in the first half was up 20% on 2007, with record production in the latter months of the first half of 2008. Industrial Minerals' contribution was lower as a result of the weakening housing market in the UK.

Group underlying earnings per share on a continuing basis for the period were $2.90, an increase of 45% compared with 2007. Record Group underlying earnings were $3,483 million, with underlying earnings from core operations up 28% to $3,314 million.

Underlying earnings **$ million**	**6 months ended** **30 June 2008**	6 months ended 30 June 2007[1]
Profit for the financial period attributable to equity shareholders	**4,281**	3,034
Operating special items including associates	**26**	(4)
Operating remeasurements including associates	**(8)**	(13)
Net profit on disposals including associates	**(643)**	(195)
Financing remeasurements including associates:		
Foreign exchange gain on De Beers preference shares	**(18)**	(1)
Unrealised net gains on non-hedge derivatives	**(182)**	(27)
Tax on special items and remeasurements including associates	**8**	43
Minority interests on special items and remeasurements including associates	**19**	(33)
Underlying earnings – continuing operations	**3,483**	2,804
Underlying earnings – discontinued operations	**–**	254
Underlying earnings – total Group	**3,483**	3,058
Underlying earnings – core continuing operations	**3,314**	2,590
Underlying earnings per share ($) – continuing operations	**2.90**	2.00
Underlying earnings per share ($) – discontinued operations	**–**	0.18
Underlying earnings per share ($) – total Group	**2.90**	2.18

[1] Comparatives have been adjusted to reclassify amounts relating to discontinued operations

Profit for the period attributable to equity shareholders after special items and remeasurements increased by 41% to $4,281 million compared with $3,034 million in the corresponding period in the prior year. The increase relates mainly to strong operational results, as discussed above and in the Chief Executive's statement, and an increase in net profit on disposals as well as a higher net unrealised gain on non-hedge derivatives related to net debt.

Net profit on disposals of $643 million including associates, was $448 million higher than in the same period in 2007, and includes the net profit of $551 million arising on sale of the investment in China Shenhua Energy.

* Throughout the financial review, the Group results are presented on a continuing basis unless otherwise stated

The Group's results are influenced by a variety of currencies owing to the geographic diversity of the Group. The South African rand on average weakened against the US dollar compared with the same period in 2007, with an average exchange rate of R7.66 compared with R7.16. Currency movements positively impacted underlying earnings by $66 million. The weaker rand benefited operating results, although this was partly offset by the stronger Brazilian real, Chilean peso and Australian dollar. There was a significant beneficial effect on underlying earnings from increased prices amounting to $1,265 million, particularly in respect of platinum, palladium, rhodium, copper, iron ore, manganese, coal and phosphates.

Summary income statement $ million	**6 months ended 30 June 2008**	6 months ended 30 June 2007[1]
Operating profit before special items and remeasurements	**5,121**	4,496
Operating special items	**(22)**	7
Operating remeasurements	**25**	19
Operating profit from subsidiaries and joint ventures	**5,124**	4,522
Net profit on disposals	**640**	175
Share of net income from associates[2]	**658**	321
Total profit from operations and associates	**6,422**	5,018
Net finance costs before special items and remeasurements	**(159)**	(65)
Financing special items and remeasurements	**205**	21
Profit before tax	**6,468**	4,974
Income tax expense	**(1,590)**	(1,480)
Profit for the financial period – continuing operations	**4,878**	3,494
Minority interests	**(597)**	(460)
Profit for the financial period attributable to equity shareholders – continuing operations	**4,281**	3,034
Profit for the financial period attributable to equity shareholders – discontinued operations	**–**	345
Profit for the financial period attributable to equity shareholders – total Group	**4,281**	3,379
Basic earnings per share ($) – continuing operations	**3.56**	2.17
Basic earnings per share ($) – discontinued operations	**–**	0.24
Basic earnings per share ($) – total Group	**3.56**	2.41

Group operating profit including associates before special items and remeasurements – continuing operations	**6,181**	4,990
Group operating profit including associates before special items and remeasurements – discontinued operations	**–**	462
Group operating profit including associates before special items and remeasurements – total Group	**6,181**	5,452

[1] Comparatives have been adjusted to reclassify amounts relating to discontinued operations

[2] Operating profit from associates before special items and remeasurements – continuing operations	1,060	494
Operating special items and remeasurements	(21)	(9)
Operating profit from associates after special items and remeasurements – continuing operations	1,039	485
Net profit on disposals	3	20
Net finance costs (before remeasurements)	(41)	(40)
Financing remeasurements	(5)	7
Income tax expense (after special items and remeasurements)	(313)	(130)
Minority interests (after special items and remeasurements)	(25)	(21)
Share of net income from associates – continuing operations	658	321

In this document, reference has been made to core continuing operations. Operations considered core to the Group are Base Metals, Platinum, Ferrous Metals' core businesses (Kumba Iron Ore, Scaw Metals, Samancor Manganese and Minas-Rio), Coal and Diamonds. The tables below reconcile operating profit and underlying earnings from core operations to total Group operating profit and underlying earnings.

Operating profit **$ million**	**6 months ended 30 June 2008**	6 months ended 30 June 2007[1]
Base Metals	**2,454**	2,165
Platinum	**1,467**	1,517
Ferrous Metals – core businesses[2]	**1,252**	546
Coal	**731**	319
Diamonds	**328**	266
Corporate and Exploration[3]	**(258)**	(205)
Operating profit including associates before special items and remeasurements – core continuing operations	**5,974**	4,608
Industrial Minerals	**163**	209
Ferrous Metals – other businesses[2]	**44**	173
Operating profit including associates before special items and remeasurements – continuing operations	**6,181**	4,990
Operating profit including associates before special items and remeasurements – discontinued operations	**–**	462
Operating profit including associates before special items and remeasurements – total Group	**6,181**	5,452

Underlying earnings **$ million**	**6 months ended 30 June 2008**	6 months ended 30 June 2007[1]
Base Metals	**1,494**	1,504
Platinum	**850**	717
Ferrous Metals – core businesses	**675**	236
Coal	**543**	242
Diamonds	**166**	156
Corporate and Exploration[3]	**(414)**	(265)
Underlying earnings including associates before special items and remeasurements – core continuing operations	**3,314**	2,590
Industrial Minerals	**139**	181
Ferrous Metals – other businesses	**30**	33
Underlying earnings including associates before special items and remeasurements – continuing operations	**3,483**	2,804
Underlying earnings including associates before special items and remeasurements – discontinued operations	**–**	254
Underlying earnings including associates before special items and remeasurements – total Group	**3,483**	3,058

(1) In the second half of 2007, Yang Quarry was reclassified from Industrial Minerals to Coal to align with internal management reporting. As such, the comparative data has been reclassified
(2) See Ferrous Metals and Industries operations review
(3) Corporate includes corporate activities, unallocated costs and insurance costs

Special items and remeasurements

$ million	6 months ended 30 June 2008 Excluding associates	Associates	Total	6 months ended 30 June 2007[1] Excluding associates	Associates	Total
Operating special items	**(22)**	**(4)**	**(26)**	7	(3)	4
Operating remeasurements	**25**	**(17)**	**8**	19	(6)	13
Operating special items and remeasurements	**3**	**(21)**	**(18)**	26	(9)	17

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations

Operating special items and remeasurements, including associates, amounted to $18 million. The $8 million operating remeasurement gain relates to net gains on non-hedge derivatives, principally due to a net gain on foreign currency instruments held by MMX Minas-Rio and LLX Minas-Rio, partially offset by an unrealised loss on an embedded derivative at Minera Loma de Níquel and net losses on non-hedge derivatives from associates. This was offset by operating special items of $26 million which included costs associated with the "One Anglo" restructuring initiatives amounting to $24 million.

Net profit on the sale of operations, including associates, amounted to $643 million (2007: $195 million), and arises mainly on the sale of the Group's investment in China Shenhua Energy which generated a profit on disposal of $551 million.

Financing remeasurements, including associates, are made up of unrealised net gains of $182 million on non-hedge derivatives related to net debt and a $18 million foreign exchange gain on De Beers dollar preference shares held by a rand denominated entity. The unrealised net gains on non-hedge derivatives principally comprise an unrealised gain on an embedded interest rate derivative.

The De Beers US dollar preference shares held by a rand functional currency entity are classified as 'financial asset investments' and are retranslated at each period end. The resulting rand:US dollar foreign exchange gains and losses are reported through the income statement as a financing remeasurement.

Discontinued operations

On 2 July 2007 the Paper and Packaging business was demerged from the Group by way of a dividend in specie paid to shareholders.

On 2 October 2007 the Group sold 67.1 million shares in AngloGold Ashanti which reduced the Group's shareholding from 41.6% to 17.3%. The Group's representation on the company's board was also withdrawn at this time. The remaining investment is accounted for as a financial asset investment. At 30 June 2008, the Group's percentage shareholding was 16.6%. On 7 July 2008, the Group subscribed for 11,172,254 additional shares in AngloGold Ashanti Limited as part of a rights issue. The total cash paid for the subscription was $280 million and the Group's shareholding in AngloGold Ashanti Limited reduced from 16.6% to 16.3%.

Both of these operations were considered discontinued in the financial statements for the year ended 31 December 2007.

$ million	6 months ended 30 June 2008	6 months ended 30 June 2007
Profit for the financial period – discontinued operations	–	288
Special items and remeasurements	–	91
Profit for the financial period after special items and remeasurements– discontinued operations	–	379
Minority interests – discontinued operations	–	(34)
Profit for the financial period attributable to equity shareholders – discontinued operations	–	345

Please refer to note 14 for further details of the discontinued operations.

Net finance costs

Net finance costs from continuing operations, excluding a $205 million gain on special items and remeasurements (2007: gain of $21 million), increased from $65 million in 2007, to $159 million. The increase reflects higher interest costs due to an increase in average net debt.

Taxation

	6 months ended 30 June 2008			6 months ended 30 June 2007[1]		
$ million	**Before special items and remeasurements**	**Associates' tax and minority interests**	**Including associates**	Before special items and remeasurements	Associates' tax and minority interests	Including associates
Profit before tax	**5,643**	**338**	**5,981**	4,737	148	4,885
Tax	**(1,582)**	**(313)**	**(1,895)**	(1,440)	(127)	(1,567)
Profit for financial period	**4,061**	**25**	**4,086**	3,297	21	3,318
Effective tax rate including associates %			**31.7%**			32.1%

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations

IAS 1 *Presentation of Financial Statements* requires income from associates to be presented net of tax on the face of the income statement. The associates' tax is therefore not included within the Group's total tax charge. Associates' tax before special items and remeasurements included within 'Share of net income from associates' for the period ended 30 June 2008 was $313 million (2007: $127 million).

The effective rate of tax before special items and remeasurements including share of associates' tax was 31.7%. This was a decrease from the equivalent effective rate of 32.1% in the six months ended 30 June 2007. The main reason for this net decrease was the relative impact of the statutory tax rates, on a fully distributed basis where appropriate, of the countries in which the Group's operations are based, and a reduction of the statutory tax rate in South Africa. In future periods it is expected that the effective tax rate, including associates' tax, will remain above the UK statutory tax rate.

Balance sheet

Equity attributable to equity shareholders of the Company was $23,250 million compared with $22,461 million at 31 December 2007.

The share buyback programme of $4 billion, announced in August 2007 is 35% complete, with around $1.4 billion of shares having been repurchased at 30 July 2008.

Net debt, excluding hedges, was $5,400 million, an increase of $161 million from 31 December 2007. The increase reflects the impact of the acquisition of the Foxleigh joint venture in Queensland, Australia, increased planned capital expenditure on projects in Base Metals and Ferrous Metals, the share buyback and the acquisition of a larger stake in Anglo Platinum Limited.

Net debt at 30 June 2008 comprised $8,745 million of debt, offset by $3,345 million of cash and cash equivalents. Net debt to total capital[1] at 30 June 2008 was 20.1%, compared with 20.0% at 31 December 2007.

[1] Net debt to total capital is calculated as net debt divided by total capital, less investments in associates. Total capital is net assets excluding net debt.

Cash flow

$ million	**6 months ended 30 June 2008**	6 months ended 30 June 2007
Net cash inflows from operating activities – continuing operations	**3,822**	3,218
Net cash inflows from operating activities – discontinued operations	**–**	460
Net cash inflows from operating activities – total Group	**3,822**	3,678

Net cash inflows from operating activities on a continuing operations basis were $3,822 million compared with $3,218 million in the first half of 2007.

Acquisition expenditure from continuing operations accounted for an outflow of $1,495 million compared with $58 million in the same period in 2007. This included $605 million in respect of the Group's acquisition of a 70% interest in the Foxleigh joint venture in Queensland, Australia and $578 million in respect of the purchase of additional Anglo Platinum Limited shares.

Cash outflow from the purchases of tangible assets amounted to $1,998 million, an increase of $394 million compared to the same period in 2007. Increased capital expenditure by Platinum, Base Metals, Ferrous Metals and Industrial Minerals was partly offset by lower spend at Coal.

Proceeds from disposals on a continuing basis totalled $707 million and include net proceeds of $704 million from the sale of our holding in China Shenhua Energy.

Capital expenditure on tangible assets and biological assets

$ million	6 months ended 30 June 2008	6 months ended 30 June 2007[1]
Platinum	**697**	643
Base Metals	**554**	148
Ferrous Metals and Industries	**268**	250
Coal	**352**	444
Industrial Minerals	**118**	104
Other	**9**	15
Investment in biological assets – continuing operations	**–**	–
Capital expenditure on tangible assets and biological assets – continuing operations	**1,998**	1,604
Paper and Packaging	**–**	186
Investment in biological assets – discontinued operations	**–**	26
Capital expenditure on tangible assets and biological assets – discontinued operations	**–**	212
Capital expenditure on tangible assets and biological assets – total Group	**1,998**	1,816

[1] In the second half of 2007, Yang Quarry was reclassified from Industrial Minerals to Coal to align with internal management reporting. As such, the comparative data has been reclassified

Capital expenditure shown above comprises cash expenditure on tangible assets and biological assets. Segmental capital expenditure shown in note 3 includes accruals, expenditure on acquisitions and intangible assets and capitalised interest, but excludes expenditure on biological assets.

Weighted average number of shares

The weighted average number of shares used to determine earnings per share in 2008 was 1,203 million compared with 1,400 million in the same period in 2007. This reflects the effect of the share buyback programme as well as the Anglo American share consolidation on demerger of Mondi which, on 2 July 2007, resulted in every 100 existing Anglo American ordinary shares being exchanged for 91 new Anglo American ordinary shares.

Dividends

An interim dividend of 44 US cents per share, to be paid on 18 September 2008, has been declared.

Principal risks and uncertainties

Anglo American is exposed to a variety of risks and uncertainties which may have a financial or reputational impact on the Group and which may also impact the achievement of social, economic and environmental objectives.

The principal risks and uncertainties facing the Group at the year end were set out in detail in the Operating and financial review section in the Annual Report 2007, and remain appropriate in 2008. Key headline risks relating to the following were identified:

- Safety, health and environmental
- Treasury and capital, which includes currency and commodity prices
- Suppliers
- Contractors
- Political, legal and regulatory
- Inflation
- Natural events and damage to assets by fire or machinery breakdown
- Reserves and resources
- Exploration
- Employees
- Operational performance, including project execution
- Community relations
- Acquisitions
- Infrastructure
- Critical accounting judgements and key sources of estimation and uncertainty

The Group is exposed to changes in the economic environment, as with any other business. This is discussed throughout the Principal risks and uncertainties section of the Annual Report 2007.

Details of any risks and uncertainties specific to the year are covered in the Operations review section.

The Annual Report 2007 is available on our website www.angloamerican.co.uk.

Forward looking statements

This half year financial report contains certain forward looking statements with respect to the financial condition, results, operations and businesses of the Group. These statements and forecasts involve risk and uncertainty because they relate to events that depend on circumstances in the future. There are a number of factors that could cause actual results or developments to differ from those expressed or implied by these forward looking statements.

Operations review for the six months ended 30 June 2008

In the operations review on the following pages, operating profit includes associates' operating profit and is before special items and remeasurements unless otherwise stated. Capital expenditure relates to cash expenditure on tangible and biological assets. Share of Group operating profit and share of Group net operating assets for both 2008 and 2007 are based on continuing operations and therefore, in 2007, exclude the contribution of Mondi and AngloGold Ashanti.

BASE METALS

$ million (unless otherwise stated)	6 months ended 30 June 2008	6 months ended 30 June 2007
Operating profit	2,454	2,165
Copper	1,941	1,428
Nickel, Niobium, Mineral Sands and Phosphates	425	436
Zinc	149	345
Other	(61)	(44)
EBITDA	2,623	2,329
Net operating assets	5,666	4,937
Capital expenditure	554	148
Share of Group operating profit	40%	43%
Share of Group net operating assets	19%	22%

Anglo Base Metals generated its highest ever operating profit of $2,454 million (2007: $2,165 million). The copper and zinc divisions and the phosphate fertiliser operation increased production in an environment of strong copper and fertiliser prices. Labour related disruptions and furnace downtime contributed to lower nickel production. Lower nickel and zinc prices combined with adverse exchange rate movements and further rises in the costs of energy, labour and most key consumables to put pressure on margins.

Markets

Average[(1)] prices (c/lb)	6 months ended 30 June 2008	6 months ended 30 June 2007
Copper	368	307
Nickel	1,237	2,024
Zinc	103	162
Lead	118	90

[(1)] Represents average market price for the period

With the exception of copper and lead, the prices of base metals declined over the period, particularly in the second quarter against a backdrop of weakening demand, rising stocks and price induced demand erosion. The copper market remained in balance, with stocks at low levels due to supply side disruptions remaining, for the fourth consecutive year, at the top end of estimates. Phosphate fertiliser prices attained record levels, more than doubling since the comparable period of 2007, due to increased demand following improved agricultural market conditions as soya and corn prices have risen. Demand for agricultural products has been driven by growing demand for food in emerging markets and for biofuels worldwide.

Operating performance

Copper division	6 months ended 30 June 2008	6 months ended 30 June 2007
Operating profit ($m)	**1,941**	1,428
Attributable production (tonnes)	**320,700**	308,300

Collahuasi production on an attributable basis was 98,500 tonnes or 18% above 2007 as a result of anticipated higher sulphide ore grades and higher sulphide ore processed (mainly as a result of the Q1 2007 shutdown of the mill to replace the SAG mill 3 motor stator), partially offset by lower cathode production from heaps due to a decline in oxide ore grade processed. Los Bronces production was marginally higher, at 117,300 tonnes largely as a result of sulphide ore feed grade.

Mantos Blancos saw cathode production fall as a result of reduced purchases of third party solutions, but was able to partially offset this as a result of increased sulphide mill throughput, with the net effect that production fell 9% to 41,700 tonnes. El Soldado production decreased as a result of lower grades and ore treated and first half production was 29,600 tonnes (2007: 35,800).

Mantoverde production rose 9% to 32,300 tonnes with increased heap leach ore treated and improved heap leach recoveries offsetting slightly lower heap and dump leach grades.

Chagres production was 75,000 tonnes, 9% down on the same period in 2007 largely as a result of a scheduled 10 day maintenance shutdown and lower concentrate grades.

Anglo American inherited a 1978 agreement with Empresa Nacional de Minería (Enami), the Chilean state mining company, when it acquired Disputada de Las Condes (since renamed Anglo American Sur) in 2002. The agreement grants Enami the right, subject to certain conditions and limitations, to acquire up to a 49% minority interest in Anglo American Sur, the wholly owned Group company that owns the Los Bronces and El Soldado copper mines and the Chagres smelter. These conditions include limiting the window for exercising the right to once every three years in the month of January until January 2027. Whilst not exercised in the past, the next such window for exercising the right is January 2009, although it is not known whether Enami will choose to exercise its right then or during any subsequent window. The calculations of the price at which Enami can exercise its right are complex and confidential but do, inter alia, take account of company profitability over a five year period and the exercise price would therefore reflect the highly favourable pricing environment for copper in the five years to 31 December 2008.

Nickel, Niobium, Mineral Sands and Phosphates	6 months ended 30 June 2008	6 months ended 30 June 2007
Operating profit ($m)	**425**	436
Attributable nickel production (tonnes)	**9,600**	12,900

Falling nickel prices, combined with significant cost and exchange rate pressures, impacted nickel operating profits, but was largely offset by a record performance from the phosphate operations at Copebrás. Codemin output increased marginally to 4,900 tonnes due to higher grades and recoveries. Loma de Níquel had a difficult first half year with production falling by 43% to 4,700 tonnes. Strike action in February and March was followed by a number of ramp up difficulties. Heavy rains in the second quarter and ongoing unplanned refractory and equipment failures further impacted production. Sales performance at 5,900 tonnes (2007: 7,700) fared better than production.

At Catalão, niobium production was flat.

Copebrás continues to operate at satisfactory levels and, despite cost (particularly sulphur) and foreign exchange pressures, reported record profits on the back of improved sales volumes (an average of around 5% across the various fertiliser product lines) and prices that have more than doubled over the past year.

In January 2008, Minera Loma de Níquel ("MLdN") was notified of the intention of the Venezuelan Ministry of Basic Industries and Mining ("MIBAM") to cancel 13 of its exploration and exploitation concessions due to MLdN's alleged failure to fulfil certain conditions of the concessions. These concessions do not include the concessions where the current mining operations and metallurgical facilities are located. MLdN believes that it has complied with the conditions of these concessions and has lodged administrative appeals against the notices of termination. Since the MIBAM has not ruled on these appeals within the applicable statutory time periods, MLdN is now entitled to file further appeals with the Tribunal Supremo de Justicia, a course of action which it is currently considering. Operations are continuing as normal. Anglo American and MLdN continue to strive to resolve the matter by way of constructive dialogue; however Anglo American and MLdN believe that there is a valid legal basis to reverse the notices of termination and will pursue all appropriate legal and other remedies and actions to protect their respective interests both under Venezuelan and international law.

At 30 June 2008, Anglo American's interest in the book value of MLdN, including its mineral rights, was $571 million (as included in the Group's balance sheet). In the six months ended June 2008, MLdN's production and contribution to the Group's operating profits were 4,700 tonnes of nickel in ferronickel and $67 million respectively. The average price of nickel in the six months ended June 2008 was 1,237 c/lb. At 29 July 2008, the price of nickel was 829 c/lb.

Zinc division	**6 months ended 30 June 2008**	6 months ended 30 June 2007
Operating profit ($m)	**149**	345
Attributable zinc production (tonnes)	**171,100**	168,500
Attributable lead production (tonnes)	**31,800**	30,400

Skorpion produced 68,600 tonnes of zinc in the first half of 2008 (2007: 74,600 tonnes) primarily due to decreased mining throughput arising from power shortages that were experienced in southern Africa in the first quarter of the year. Plant throughput was, however, maintained throughout three weeks of industrial action in May.

Black Mountain produced 15,300 tonnes of zinc, and 23,600 tonnes of lead (14,900 tonnes and 21,400 tonnes respectively, in the first half of 2007). Notwithstanding the aforementioned power shortages, ore mined and ore milled were higher than last year as the Deeps Shaft continued to ramp up production. Zinc grades were lower than the same period in 2007, largely due to lower tonnages of higher grade Gamsberg ore being processed, while lead grades rose.

Lisheen produced 87,200 tonnes of zinc and 8,200 tonnes of lead in six months ended 30 June 2008 (79,000 tonnes and 9,000 tonnes respectively, in the first half of 2007). Ore production was impacted by poor ground conditions but zinc head grades increased as higher grade stopes in the Bog Zone orebody were brought into production.

Projects

The Barro Alto project, which will result in the construction of a 36,000 tpa ferronickel operation in Brazil, is currently 40% complete in terms of major milestones and remains on track to achieve first metal-tap in the first quarter of 2010, with 70% of orders now having been placed.

The Los Bronces expansion project remains on schedule to enter production in early 2011. The project is contending with significant cost pressures and efforts to limit their impact are ongoing.

The debottlenecking project at Collahuasi, which will result in increasing sulphide mill throughput to 140,000 tpd, will enter production in October 2008. The phase 1 expansion, up to a level of circa 170,000 tpd, will be presented for approval in the second half of 2008 with commissioning currently forecast for 2010. With the significant exploration success at Rosario Oeste, studies are under way targeting a phase 2 expansion to increase production to around the 1 million tpa level within a five to seven year time horizon.

The 200,000 tpa Quellaveco project revised feasibility study remains on target for completion before year end.

Both Mantoverde (sulphide ore life extension) and Chagres (refinery plus possible expansion) have pre-feasibility and conceptual studies under way.

Following the successful $403 million tender for Michiquillay in April 2007, the focus has been on developing a productive relationship with the local communities, culminating, in June 2008, in reaching formal agreements with those communities. As a result, a four year programme comprising exploration, pre-feasibility study and feasibility study has now commenced.

Progress is being made at the 50% owned Pebble project with the aim of completing a pre-feasibility study and then assessing all options during 2009. The objective is to obtain permits and to engineer, construct and operate a world class mine which operates to the highest environmental standards and which contributes to the sustainable development of the Alaskan economy.

Following the success of exploration drilling at Gamsberg East and the supply side outlook for the zinc industry, a decision has been made to commence an optimisation evaluation of Gamsberg. This evaluation, which will take 18 months to complete, will consider the 2000 feasibility study but will also look at other options as to scale as well as opportunities arising from technological evolution since 2000.

A feasibility study is under way at Copebrás for an expansion project that will more than double fertiliser production to approximately 2.3 Mtpa. The feasibility study is expected to be completed by late 2009.

Scoping studies, examining what will be the first phase of the Jacaré nickel project in Brazil, have commenced and preliminary indications of the project scale and economics are anticipated in 2009.

Outlook

Production of copper, zinc, lead, niobium and fertilisers are all forecast to be higher than in 2007, while nickel production will be lower, primarily as a result of the first half performance of Loma de Níquel. Exchange rate and cost pressures remain, while power constraints in northern Chile and southern Africa remain of concern. A balanced market is forecast for copper as a result of the magnitude of supply side disruptions.

PLATINUM

$ million (unless otherwise stated)	6 months ended 30 June 2008	6 months ended 30 June 2007
Operating profit	**1,467**	1,517
EBITDA	**1,714**	1,737
Net operating assets	**9,369**	7,617
Capital expenditure	**697**	643
Share of Group operating profit	**24%**	30%
Share of Group net operating assets	**31%**	34%

Anglo Platinum's operating profit for the first six months of 2008 was $1,467 million, a decrease of 3% when compared with the same period in 2007. The decrease was attributable to lower production volumes, offset by higher US dollar prices realised on metals sold and a weaker rand / US$ exchange rate.

Strong demand together with constrained supply to the market by major producers resulted in Anglo Platinum achieving significantly higher US dollar metal prices on its sales. The average dollar price realised for the basket of metals sold equated to $3,115 per platinum ounce, 19% higher than in 2007, with firmer platinum, rhodium and palladium prices making the largest contribution to the increase. The average prices achieved on platinum, palladium and nickel sales for the half year were $1,906 per ounce, $436 per ounce and $12.14 per pound respectively. The contract sales terms for rhodium were successfully renegotiated in the first quarter of 2008. As a result of the revised contract terms, the specific details of which are subject to contractual confidentiality the sales price of rhodium will move closer towards market prices during 2008 and 2009. Consequently, the average price achieved on rhodium sales in the first six months of 2008 increased to $5,833 per ounce.

Equivalent refined platinum production from the mines managed by Anglo Platinum and its joint venture partners for the first half of 2008 was 1,128,200 oz, a decrease of 11%, or 145,800 oz, when compared with the first half of 2007. Factors contributing to the decrease include:

- the disruption of operations at the Amandelbult mine as a result of underground working areas being flooded. Production has now been restored;
- lower throughput at the Mogalakwena South concentrator;
- the suspension of operations to rehabilitate shaft steelwork at the Turffontein shaft of Rustenburg Mine;
- an overall expected reduction in built-up head grade;
- the electricity supply constraints in January and the associated ramp up period when supply resumed.

Repair work at the Polokwane Smelter, following a minor run-out in February, was completed in the first half of 2008 and normal smelting operations have recommenced. When combined with the scheduled rebuild of Mortimer furnace and slag cleaning furnace repairs, this resulted in an increase in pipeline stocks in the first half of 2008.

Consequently, refined platinum of 1,001,100 oz for the first half of 2008 represents a decrease of 16% when compared to the same period in 2007. To ensure that Anglo Platinum met contractual delivery of refined platinum to its customers, some 111,000 oz were sold from normal working levels of refined stock, resulting in refined platinum sales for the six months ended 30 June 2008 of 1,112,000 oz.

The cash operating cost per equivalent refined platinum ounce in rand terms increased by 46% due primarily to reduced mining production and expected lower grades than achieved in the strong first half of 2007, intensified by above inflation pressures experienced in key input costs, including diesel, chemicals, steel grinding media, explosives and cement.

Anglo Platinum remains confident of continued robust demand for platinum and is continuing with its expansion programme. In the first half of 2008, Anglo Platinum approved a number of projects including Amandelbult No.4 Shaft, the Twickenham Platinum Mine project and the Waterval Slag Cleaning Furnace 2 project.

The $1.6 billion Amandelbult No.4 Shaft project will replace 271,000 oz of refined platinum per annum from 2019. The project will co-extract the Merensky and UG2 reefs and will partially replace diminishing Merensky reserves while providing a moderate increase in UG2 production. The lengthy process of shaft sinking and build up to steady state volumes results in an overall project duration of 12 years, with first production expected at the end of 2015.

The $800 million Twickenham platinum mine project, at steady state, will contribute an additional 180,000 oz of refined platinum from 2016. The project will expand current operations and exploit the UG2 reef horizon.

The $134 million Slag Cleaning Furnace will double the existing Waterval Converter Slag smelting capacity during 2010. The increased capacity requirement is a direct result of Anglo Platinum's expansion strategy and the requirement to maintain current recoveries.

The $80 million MC Plant capacity expansion project (phase 1) will increase the current capacity from 64 ktpa Waterval Converter Matte to 75 ktpa during 2009.

Markets

High platinum prices will continue to be supported by lower than anticipated supplies from South Africa, the weak US dollar and investment demand.

Platinum auto and industrial demand remains firm, with the switch to smaller cars in the US impacting palladium more than platinum. Automobile growth in emerging markets continues, offsetting some of the weakness in the major markets.

Consistently high prices coupled with price volatility this year have reduced confidence in platinum jewellery at the trade level, despite strong consumer demand. Evidence of such strong demand is seen through the increasing levels of recycling of platinum jewellery in China.

Outlook

Management continues to vigorously address unit costs. The emphasis on increasing volumes and improving operating efficiencies remains a key driver of performance at operations. Risks affecting future production include the impact of constrained electricity supply on production and expansion projects, the ongoing skills shortage and production stoppages related to safety.

Anglo Platinum's commitment to employee safety will continue to be an area of focus. Mining output in the second half of the year will increase significantly as Amandelbult and the Turffontein shaft have returned to full production and the Mogalakwena North project ramp up is almost complete. Smelter availability for the balance of 2008 will assist in reducing pipeline stocks accumulated at the half-year. Consequently, the outlook for refined platinum production remains 2.4 million ounces for 2008.

FERROUS METALS AND INDUSTRIES

$ million (unless otherwise stated)	6 months ended 30 June 2008	6 months ended 30 June 2007
Operating profit	**1,296**	719
Kumba Iron Ore	**677**	409
Scaw Metals	**121**	84
Samancor Manganese	**485**	57
Minas-Rio	**(16)**	–
Other	**(15)**	(4)
Core businesses	**1,252**	546
Highveld Steel	**–**	108
Tongaat-Hulett / Hulamin	**44**	65
Other businesses	**44**	173
EBITDA	**1,359**	780
Net operating assets	**5,360**	1,865
Capital expenditure	**268**	250
Share of Group operating profit	**21%**	14%
Share of Group net operating assets	**18%**	8%

Ferrous Metals achieved a record operating profit of $1,296 million, an increase of 80% on the same period in 2007, with operating profit from core businesses (Kumba Iron Ore, Scaw Metals, Samancor Manganese and Minas-Rio) increasing by 129%, mainly due to higher iron ore and manganese ore sales volumes and prices, and alloy prices.

Kumba Iron Ore achieved a record operating profit of $677 million, an increase of 66% on 2007, due to higher iron ore sales volumes and prices. Operating costs increased owing to inflationary pressures, the rising costs of fuels and lubricants and an increase in maintenance related activities. Production increased 9% to 17.1 million tonnes of iron ore, mainly due to the Sishen Expansion Project which commenced commercial production towards the end of 2007.

Export sales for the first three months of 2008 were based on the 9.5% increase in the iron ore benchmark price for the 2007/2008 iron ore year. Final settlement for 2008/2009 between Kumba and its customers is anticipated in the third quarter of 2008. In preparing the financial results, Kumba has used a prudent estimate of future prices. These price estimates (April to June 2008) are based on settlements announced by the three iron ore majors and take into account Kumba's lump-to-fines ratio, its importance as a supplier to the Asian market and the physical characteristics of its products.

Scaw delivered a record operating profit of $121 million, up 44% on 2007, with strong demand for most products in South Africa and internationally. Margins remained under pressure owing to significant price increases in key raw materials. In June 2008, Scaw South Africa acquired Ozz Industries, a manufacturer of crusher and mill consumable steel wear parts principally for the mining and aggregate industries in Africa, Australia, Europe and North America.

The attributable share of Samancor Manganese operating profit increased more than eight-fold to $485 million, mainly due to significantly higher manganese ore and alloy prices driven by the high demand for steel, as well as higher manganese ore sales volumes.

The Tongaat-Hulett and Hulamin contribution to operating profit declined by 32% to $44 million. These businesses, which were consolidated for the first six months of 2007, were equity accounted for the first half of

2008 following the unbundling of Hulamin from Tongaat-Hulett and related empowerment transactions in June 2007.

Projects

The $782 million, 9 Mtpa Sishen South Project, which involves the development of an opencast mine some 80 kilometres south of Sishen mine, has been approved, with first production anticipated in 2012.

The $754 million, 13 Mtpa Sishen Expansion Project has commenced commercial production. Ramp up continues and full design capacity is expected to be achieved in 2009.

In Brazil, Anglo American has agreed to acquire a 63.3% shareholding in a new company ("IronX"), which holds a 51% interest in the Minas-Rio iron ore project and 70% in the Amapá iron ore system, from Eike Batista and other selling shareholders for $3.5 billion. Subject to the satisfaction of final conditions under the transaction agreements, this transaction will be completed by 5 August 2008. Following completion of this transaction, Anglo American has committed to extend the offer to the minority shareholders in IronX at the same price per share. The successful completion of the offer to the minority shareholders will result in Anglo American owning 100% of the Minas-Rio project, 70% of the Amapá system and 49% of LLX Minas-Rio, the owner of the Port of Açu, at a cost of approximately $5.5 billion in cash for 100% of the issued and outstanding shares in IronX. This would mark a significant step in Anglo American's aim of becoming a substantial player in the global seaborne iron ore trade.

Planned annual capacity of the Minas-Rio iron ore project will be 26.5 Mtpa of iron ore pellet feed, with start up expected during 2010.

Outlook

Global demand for steel is expected to remain strong through 2008, underpinning demand for iron ore. The prospects for iron ore are positive, with strong Chinese demand continuing. Major producers, including Kumba Iron Ore, are expanding production to meet incremental demand.

Manganese ore and alloy demand is forecast to remain strong which, together with constraints in global seaborne supply, will continue to have a favourable impact on prices through 2008.

Demand for Scaw's products is forecast to remain strong, driven by mining demand in Latin America and mining and construction led growth in South Africa and Canada. Increasing input costs will, however, place further pressure on Scaw's margins.

COAL

$ million (unless otherwise stated)	6 months ended 30 June 2008	6 months ended 30 June 2007[(1)]
Operating profit	**731**	319
South Africa	**369**	178
Australia	**225**	38
South America	**157**	115
Canada	**3**	–
Projects and corporate	**(23)**	(12)
EBITDA	**900**	441
Net operating assets	**5,071**	3,388
Capital expenditure	**352**	444
Share of Group operating profit	**12%**	6%
Share of Group net operating assets	**17%**	15%

(1) In the second half of 2007, Yang Quarry was reclassified from Industrial Minerals to Coal to align with internal management reporting. As such, the comparative data has been reclassified.

Operating Profit increased by 129% to $731 million. Profits increased in all the regions in which Coal operates.

Markets

The first half of the year has seen historically high prices for both thermal and metallurgical coal export prices.

Metallurgical coal benchmark prices saw a three-fold increase from 2007 on the back of continued high demand, coupled with exceptional supply constraint issues. Queensland experienced its worst floods in more than 10 years and this impacted materially on supplies into the metallurgical coal market. Rail and port constraints continued, albeit at a less disruptive level than in 2007.

Thermal coal prices reached a historical high at the half year mark, double that at the beginning of the year, on the back of tight demand and supply dynamics. Supply into the thermal coal market has been affected by the electricity shortages in South Africa and China's harsh winter, which resulted in China reducing exports and increasing imports.

Operating performance

South Africa
Operating profit from South Africa sourced coal was $369 million, 107% higher than the corresponding period in the prior year of $178 million. Export prices were 52% higher for the first half of 2008, more than outweighing lower domestic and export sales volumes that were 3% lower than the prior year.

Production for the year to date at 28.0 Mt (29.4 Mt 2007) was 5% lower than prior year. Production at all operations, with the exception of Kleinkopje, Mafube, Greenside and New Vaal, was below the prior year. This was mainly as a result of power supply restrictions in South Africa during the first two months of the year and higher rainfall than in the prior year affecting the opencast operations. At Kleinkopje and Landau, additional tonnes were produced (at 100% yield) for supply to Eskom in response to its shortage of coal stocks, while Mafube is ramping up to full production in the current year.

Total sales for the year to date at 28.0 Mt were 3% lower than prior year reflecting the lower production. Export sales were lower by 0.4 Mt or 5% compared to the prior year as the shipping schedule was negatively impacted

by below target performance from Transnet Freight Rail, as well as the lower production. Total domestic sales were 0.4 Mt or 2% below the prior year, with marginally higher Eskom sales being offset by lower domestic non-Eskom sales.

Capital expenditure increased by $31 million due to higher expansionary capital related to the Mafube, Zondagsfontein and MacWest projects, offset by lower stay-in-business capital at the trade collieries.

The construction of the Zondagsfontein project which will produce 6.6 Mtpa of Export and Eskom coal is under way, with production anticipated during 2009.

Australia
Operating profit of $225 million from the Australian operations was significantly higher than 2007. Heavy rainfall limited production early in the year, with the later months achieving record volumes in the second quarter. High sales prices and solid production from the coking coal operations have delivered additional turnover, with a 22% half-on-half increase in coking coal sales. Port constraints which affected the 2007 results have been partly mitigated by securing alternative and additional port entitlements.

The Lake Lindsay project commissioning is progressing successfully, with design rates achieved in week 2 of the commissioning schedule. Year to date milestones have been achieved ahead of plan, with the overland conveyor on target for August. The Dawson expansion project continues to ramp up in 2008, with the implementation of improvement plans and the addressing of short term constraints.

Supply constraints further increased the price of export coal with the heavy rain compounding the infrastructure constraints. The full benefit of the high prices will be realised during the second half of 2008 with coking coal market fundamentals expected to remain firm and the price of thermal coal expected to increase.

South America
Sales volume increased overall, as growth at Cerrejón continued as planned towards the 32 Mt profile. This offset lower sales from Carbones del Guasare ("CDG") in Venezuela, arising from the ongoing political and social uncertainty. Attributable coal production from Cerrejón rose by 11% to 5.2 Mt, whereas coal production at CDG was marginally lower at 0.6 Mt over the period.

Canada
In Canada, Peace River Coal commenced commercial production in January. Total coal production for the first six months of 2008 was 0.4 Mt.

Outlook

Export prices are expected to remain strong and exceed those of the previous year. Many initiatives have been implemented to maximise production to take advantage of the prevailing strong market conditions.

Metallurgical coal exports from Australia are sold on contracts which are negotiated annually. Many such contracts have commencement dates of April or July. Consequently the prices to be received in the second half will reflect the newer higher price contracted. This will drive a higher level of profitability in the second half of the financial year and the first half of 2009.

DIAMONDS

$ million (unless otherwise stated)	6 months ended 30 June 2008	6 months ended 30 June 2007
Share of associate's operating profit	**328**	266
EBITDA	**397**	310
Group's aggregate investment in De Beers	**1,844**	2,201
Share of Group operating profit	**5%**	5%

The Group's share of operating profit from De Beers increased by 23% to $328 million as strong demand enabled the Diamond Trading Company ("DTC") to increase prices steadily during the first half of the year and expansion projects came on stream in the period. Sales of rough diamonds (including those through joint ventures) were 10% higher than the same period in the prior year at $3.3 billion. The DTC completed its Sightholder selection process, appointing 78 clients for the new three year contract period.

De Beers has completed the construction and handover of a new $83 million diamond valuing and sorting facility in Gaborone, home to DTC Botswana, the largest and most sophisticated of its kind in the world. In the first half of 2008, the DTC supplied approximately $637 million worth of rough diamonds to 16 clients operating in Botswana, 11 in Namibia and 17 in South Africa, and approximately $13 million to the State Diamond Trader in South Africa.

The 'Forevermark' brand announced plans to launch in selected jewellers in Hong Kong and China in Q4 2008 and in South Africa, Japan, India and Taiwan in the first half of 2009. The 'Forevermark' brand will also launch its own independent grading operations, exclusively for its diamonds, in Belgium and the UK, with further new locations planned for 2009 and 2010.

In South Africa, the sale of the Cullinan Diamond Mine and the Kimberley Underground operations to Petra Diamonds Ltd will be finalised in the second half of 2008. New order mining rights have been granted in respect of the Cullinan and Voorspoed mines, and the new order rights for Venetia are in the process of being executed. The applications for conversion of De Beers' remaining rights are being processed by the South African Department of Minerals and Energy.

Archangel Diamond Corporation (Archangel), 58% owned by De Beers, announced an agreement with LUKoil to purchase 49% of Arkhangelshoe Geologodobychnoe Predpriyatie (AGD), which owns the Verkhotina licence in Russia. The Verkhotina licence area contains the Grib pipe, which is one of the world's largest known diamond deposits. Completion of the transaction is subject to Russian government approval.

In May 2008, the United States Federal District Court of New Jersey approved the settlement agreement in respect of the various US class actions. Appeals against the judgement have been filed and are expected to be heard in 2009.

Markets

The first half of 2008 has seen negative to low single digit growth in retail sales of jewellery in the US, as increased fuel prices, high debt burdens, a poor housing market and higher unemployment have restrained consumer confidence and spending. While there is some optimism as inventory levels are being reduced in the better quality categories, markets remain cautious.

In Asia, jewellery sales for the first quarter of 2008 were robust but growth in China is slowing, impacted by the earthquake in Sichuan province and the Chinese stockmarket fall. This slowdown for the Chinese jewellery market is believed to be temporary and the outlook for the year remains bullish.

In Japan, trading conditions continue to be difficult with consumer confidence low, cash earnings down and non-essential spending being reined in, depressing demand further compared with previous years.

In India, the growth in the jewellery market is still close to 7%, with double digit growth expected by the end of the year.

Operating performance

In the first half of 2008, De Beers' production was 24.2 million carats, 4% below production in the same period in 2007 mainly as a result of disruptions to power supplies in southern Africa and high rainfall at Venetia.

De Beers Diamond Jewellers ("DBDJ") has performed strongly in the first half of 2008, with double digit sales growth on 2007, driven by both the Bridal and High-End diamond categories. DBDJ's network now stands at 32 stores worldwide, with further expansion planned for the second half of the year.

Projects

In Canada, Snap Lake in the Northwest Territories commenced commercial production in early 2008. Construction of the underground crusher and conveyor was completed in early Q2 and the final phase (the construction of permanent accommodation) is scheduled for completion in 2009. The Victor Mine has been commissioned eight months ahead of schedule, and is expected to reach full production in early Q3, and is exceeding targets. Following an agreement in principle reached with the Government of Ontario, 10% of production by value from Victor will be made available for local cutting and polishing in Canada, an arrangement which mirrors that for Snap Lake.

In South Africa, the commissioning of the Voorspoed mine in the Free State is under way and its first diamonds were recovered in June. Voorspoed is expected to produce 0.7 million carats per year. The commissioning of the Finsch Treatment Plant Upgrade is progressing well and the plant is now officially open.

Outlook

Mass market retail diamond jewellery sales have been impacted by economic issues in the most important market, the United States. While strong growth in China, India, Russia and the Middle East has helped to mitigate the impact of the US slowdown, the overall retail market is likely to be challenging.

Demand for high end diamonds will likely remain robust, while the smaller low and medium qualities which are more dependent upon US demand will remain subdued. Given the current level of supply availability, DTC distribution policies and current high levels of demand for rough diamonds from its clients, De Beers remains positive for the full year 2008.

INDUSTRIAL MINERALS

$ million (unless otherwise stated)	**6 months ended 30 June 2008**	6 months ended 30 June 2007[1]
Operating profit	**163**	209
Operating profit excluding Tarmac Iberia	**169**	204
Operating profit – Tarmac Iberia	**(6)**	5
EBITDA	**291**	326
Net operating assets	**4,574**	4,638
Capital expenditure	**118**	104
Share of Group operating profit	**3%**	4%
Share of Group net operating assets	**15%**	21%

[1] In the second half of 2007, Yang Quarry was reclassified from Industrial Minerals to Coal to align with internal management reporting. As such, the comparative data has been reclassified.

Tarmac group operating profit decreased by 22% to $163 million compared with the same period in 2007. This decrease reflects some significant cost increases, particularly energy related, and difficult trading conditions in key markets such as the UK and Spanish residential sectors. In spite of these external challenges, Tarmac has maintained market share in most key products in the UK, while continuing to deliver cost savings and operational efficiencies. Excluding the results of Tarmac Spain, the sale of which is due to be completed during Q3, operating profit was 17% below the prior year.

Profits in the UK Aggregate Products business were 9% lower than 2007. Volumes of aggregates and ready-mix concrete declined in line with the overall market, while sales of asphalt increased as a result of some sustained demand from the infrastructure sector, as well as through a strong order book in the National Contracting business. Significant cost inflation was experienced in all areas, particularly transportation and bitumen, although price increases were achieved without losing market share despite a strongly competitive environment.

The UK Building Products division fared less well in the economic conditions, with profits down 46% compared to the prior year. The slump in the UK housing market in particular led to a deterioration in volumes of products such as mortar, blocks and flooring, while hydrocarbon price rises over the past 12 months dramatically increased the cost of energy-intensive products such as lime and cement. These factors were mitigated by price increases, however the dual effects of slowing demand and cost inflation made this difficult to achieve while maintaining a policy of holding market share where possible.

Tarmac International division's profits were down by 7% for the first half of 2008, although these results were distorted by currency movements and losses in Tarmac Spain. Excluding the impact of foreign exchange and portfolio changes, results were actually 8% better than in the same period in 2007, reflecting strong performances in Central Europe, France Aggregates and the Middle East, where further improvements are anticipated as key investment projects come under way during the second half of 2008.

In January 2008, Tarmac UK successfully completed the acquisition of the remaining 50% of United Marine Holdings Ltd. (a marine aggregates business that had previously been a joint venture with Hanson Quarry Products Europe Ltd., a subsidiary of HeidelbergCement AG) for a consideration of £55 million. Plans to integrate the business into UK Aggregate Products are well under way.

Tarmac's International division was streamlined in 2008, with the elimination of a layer of management, helping to reduce operating costs. In June 2008, Tarmac announced that an agreement had been signed to sell Tarmac's business in Spain to Holcim for up to €148 million ($230 million).

During the period, Tarmac's Building Products division also announced its intention to double its cement production capacity, and a feasibility study for the construction of a second cement facility at its Tunstead site is already in progress.

Tarmac has continued to focus on its cost savings initiatives during the year, which delivered total savings of $36 million, driven by procurement and operational efficiencies. It also has in place a number of initiatives to maximise commercial opportunities from its market positions and product range.

Outlook

The outlook for demand from the construction market in the UK and Europe remains weak, with the effects of inflation, the credit crisis and a general economic slowdown expected to continue for the near term at least. In the longer run, however, the fundamental supply and demand outlook remains favourable in the markets in which Tarmac operates.

CONDENSED FINANCIAL STATEMENTS

for the six months ended 30 June 2008

Consolidated income statement

for the six months ended 30 June 2008

US$ million	Note	Before special items and remeasurements 6 months ended 30.06.08	Special items and remeasurements (note 6) 6 months ended 30.06.08	6 months ended 30.06.08	Before special items and remeasurements 6 months ended 30.06.07[1]	Special items and remeasurements (note 6) 6 months ended 30.06.07[1]	6 months ended 30.06.07[1]	Before special items and remeasurements Year ended 31.12.07	Special items and remeasurements (note 6) Year ended 31.12.07	Year ended 31.12.07
Group revenue	3	**14,631**	**–**	**14,631**	12,884	–	12,884	25,470	–	25,470
Total operating costs		**(9,410)**	**3**	**(9,407)**	(8,388)	26	(8,362)	(16,952)	(246)	(17,198)
Operating profit from subsidiaries and joint ventures	3	**5,121**	**3**	**5,124**	4,496	26	4,522	8,518	(246)	8,272
Net profit on disposals	6	**–**	**640**	**640**	–	175	175	–	460	460
Share of net income from associates	3	**681**	**(23)**	**658**	306	15	321	640	(443)	197
Total profit from operations and associates	3	**5,802**	**620**	**6,422**	4,802	216	5,018	9,158	(229)	8,929
Investment income		**322**	**228**	**550**	326	34	360	684	58	742
Interest expense		**(481)**	**(23)**	**(504)**	(391)	(13)	(404)	(821)	(29)	(850)
Net finance income/(costs)	7	**(159)**	**205**	**46**	(65)	21	(44)	(137)	29	(108)
Profit before tax		**5,643**	**825**	**6,468**	4,737	237	4,974	9,021	(200)	8,821
Income tax expense	8	**(1,582)**	**(8)**	**(1,590)**	(1,440)	(40)	(1,480)	(2,676)	(17)	(2,693)
Profit for the financial period – continuing operations		**4,061**	**817**	**4,878**	3,297	197	3,494	6,345	(217)	6,128
Profit for the financial period – discontinued operations	14	**–**	**–**	**–**	288	91	379	318	1,726	2,044
Profit for the financial period – total Group		**4,061**	**817**	**4,878**	3,585	288	3,873	6,663	1,509	8,172
Attributable to (continuing operations):										
Minority interests		**578**	**19**	**597**	493	(33)	460	868	(34)	834
Equity shareholders of the Company	4	**3,483**	**798**	**4,281**	2,804	230	3,034	5,477	(183)	5,294
Attributable to (discontinued operations):										
Minority interests		**–**	**–**	**–**	34	–	34	34	–	34
Equity shareholders of the Company	4	**–**	**–**	**–**	254	91	345	284	1,726	2,010
Attributable to (total Group):										
Minority interests		**578**	**19**	**597**	527	(33)	494	902	(34)	868
Equity shareholders of the Company	4	**3,483**	**798**	**4,281**	3,058	321	3,379	5,761	1,543	7,304
Earnings per share (US$)										
Basic – continuing operations	9			**3.56**			2.17			4.04
Basic – discontinued operations	9			**–**			0.24			1.54
Basic – total Group	9			**3.56**			2.41			5.58
Diluted – continuing operations	9			**3.51**			2.14			3.99
Diluted – discontinued operations	9			**–**			0.24			1.51
Diluted – total Group	9			**3.51**			2.38			5.50
Dividends										
Proposed ordinary dividend per share (US cents)				**44**			38			86
Proposed ordinary dividend (US$ million)				**530**			523			1,031
Ordinary dividends paid during the period per share (US cents)				**86**			75			113
Ordinary dividends paid during the period (US$ million)				**1,021**			1,058			1,527
Dividend in specie				**–**			–			3,718

[1] Comparatives have been adjusted to reclassify amounts relating to discontinued operations.

Underlying earnings and underlying earnings per share are set out in note 9.

Consolidated balance sheet
as at 30 June 2008

US$ million	Note	30.06.08	30.06.07	31.12.07
Intangible assets		**1,597**	2,184	1,556
Tangible assets		**26,488**	23,992	23,534
Biological assets		**3**	299	3
Environmental rehabilitation trusts		**235**	215	252
Investments in associates		**3,694**	5,338	3,341
Financial asset investments		**3,526**	2,150	4,780
Deferred tax assets		**527**	449	474
Other financial assets (derivatives)		**-**	9	–
Other non-current assets		**196**	263	102
Total non-current assets		**36,266**	34,899	34,042
Inventories		**2,719**	2,992	2,344
Trade and other receivables		**4,734**	5,554	3,731
Current tax assets		**181**	236	223
Other current financial assets (derivatives)		**487**	388	535
Cash and cash equivalents	12b	**3,316**	2,962	3,129
Total current assets		**11,437**	12,132	9,962
Assets classified as held for sale	17	**999**	366	758
Total assets		**48,702**	47,397	44,762
Trade and other payables		**(4,581)**	(5,046)	(3,950)
Short term borrowings	12b	**(3,969)**	(3,427)	(5,895)
Short term provisions		**(107)**	(117)	(142)
Current tax liabilities		**(1,064)**	(1,198)	(992)
Other current financial liabilities (derivatives)		**(739)**	(403)	(501)
Total current liabilities		**(10,460)**	(10,191)	(11,480)
Medium and long term borrowings	12b	**(4,765)**	(4,884)	(2,404)
Retirement benefit obligations		**(585)**	(661)	(444)
Other financial liabilities (derivatives)		**(349)**	(139)	(85)
Deferred tax liabilities		**(5,167)**	(3,916)	(4,650)
Provisions for liabilities and charges		**(1,231)**	(983)	(1,082)
Other non-current liabilities		**(662)**	–	–
Total non-current liabilities		**(12,759)**	(10,583)	(8,665)
Liabilities directly associated with assets classified as held for sale	17	**(312)**	(100)	(287)
Total liabilities		**(23,531)**	(20,874)	(20,432)
Net assets		**25,171**	26,523	24,330
Equity				
Called-up share capital	10, 11	**738**	771	738
Share premium account	11	**2,713**	2,713	2,713
Other reserves	11	**1,139**	1,492	3,155
Retained earnings	11	**18,660**	19,189	15,855
Equity attributable to equity shareholders of the Company		**23,250**	24,165	22,461
Minority interests	11	**1,921**	2,358	1,869
Total equity		**25,171**	26,523	24,330

The condensed financial statements were approved by the Board of directors on 30 July 2008.

Cynthia Carroll
Chief executive

René Médori
Finance director

Consolidated cash flow statement

US$ million	Note	6 months ended 30.06.08	6 months ended 30.06.07[1]	Year ended 31.12.07
Cash inflows from continuing operations	12a	**4,831**	4,617	9,375
Dividends from associates		**194**	125	275
Dividends from financial asset investments		**29**	1	36
Income tax paid		**(1,232)**	(1,525)	(2,886)
Net cash inflows from operating activities – continuing operations		**3,822**	3,218	6,800
Net cash inflows from operating activities – discontinued operations		**–**	460	464
Net cash inflows from operating activities – total Group		**3,822**	3,678	7,264
Cash flows from investing activities				
Acquisition of subsidiaries, net of cash and cash equivalents acquired[2]	15	**(765)**	(54)	(772)
Investment in joint ventures	15	**(607)**	–	(1,114)
Purchase of tangible assets		**(1,998)**	(1,604)	(3,931)
Purchase of financial asset investments		**(123)**	(4)	(47)
Loans granted		**(52)**	(42)	(108)
Interest received and other investment income		**145**	108	228
Disposal and demerger of subsidiaries, net of cash and cash equivalents disposed	16	**–**	94	110
Repayment of loans and capital from associates		**–**	25	119
Proceeds from disposal of tangible assets		**12**	22	111
Proceeds from sale of financial asset investments		**707**	160	601
Cash flows from derivatives not related to net debt		**86**	12	(2)
Other investing activities		**(7)**	(19)	(31)
Net cash used in investing activities – continuing operations		**(2,602)**	(1,302)	(4,836)
Net cash inflows from investing activities – discontinued operations		**–**	11	2,575
Net cash used in investing activities – total Group		**(2,602)**	(1,291)	(2,261)
Cash flows from financing activities				
Issue of shares by subsidiaries to minority interests		**32**	17	29
Sale of treasury shares to employees		**28**	82	134
Purchase of treasury shares		**(418)**	(3,100)	(6,217)
Interest paid		**(307)**	(171)	(483)
Dividends paid to minority interests		**(301)**	(388)	(728)
Dividends paid to Company shareholders		**(1,030)**	(1,068)	(1,538)
(Repayment)/receipt of short term borrowings		**(2,019)**	424	2,780
Receipt of medium and long term borrowings		**2,777**	1,041	341
Cash flows from derivatives related to net debt		**380**	-	-
Other financing activities		**(75)**	37	21
Net cash used in financing activities – continuing operations		**(933)**	(3,126)	(5,661)
Net cash inflows from financing activities – discontinued operations		**–**	692	692
Net cash used in financing activities – total Group		**(933)**	(2,434)	(4,969)
Net increase/(decrease) in cash and cash equivalents		**287**	(47)	34
Cash and cash equivalents at start of period	12c	**3,074**	2,980	2,980
Cash movements in the period		**287**	(47)	34
Effects of changes in foreign exchange rates		**(16)**	(39)	60
Cash and cash equivalents at end of period	12c	**3,345**	2,894	3,074

[1] Comparatives have been adjusted to reclassify amounts relating to discontinued operations.
[2] Includes amounts paid to acquire minority interests in subsidiaries.

Consolidated statement of recognised income and expense

US$ million	6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07
Net (loss)/gain on revaluation of available for sale investments	(332)	306	2,326
Net gain on revaluation of available for sale investments – associates	–	–	10
Loss on cash flow hedges	(339)	(88)	(286)
Gain/(loss) on cash flow hedges – associates	2	(9)	(41)
Net exchange (loss)/gain on translation of foreign operations	(1,245)	225	(303)
Actuarial net (loss)/gain on post retirement benefit schemes	(185)	140	(37)
Actuarial net loss on post retirement benefit schemes – associates	–	–	(6)
Deferred tax	149	(40)	(123)
Net (expense)/income recognised directly in equity	**(1,950)**	534	1,540
Transferred to income statement: sale of available for sale investments	(467)	(82)	(298)
Transferred to income statement: cash flow hedges	114	94	315
Transferred to income statement: cash flow hedges – associates	–	9	–
Transferred to income statement: exchange differences on disposal of foreign operations	–	(25)	337
Tax on items transferred from equity	(20)	(2)	3
Total transferred from equity	**(373)**	(6)	357
Profit for the period	**4,878**	3,873	8,172
Total recognised income and expense for the period[1]	**2,556**	4,401	10,069
Attributable to:			
Minority interests	414	511	844
Equity shareholders of the Company	**2,141**	3,890	9,225

[1] Total recognised income and expense for the period of nil (six months ended 30 June 2007: $372 million; year ended 31 December 2007: $2,026 million) relates to discontinued operations.

Reconciliation from EBITDA[1] to cash inflows from continuing operations

for the six months ended 30 June 2008

US$ million	6 months ended 30.06.08	6 months ended 30.06.07[2]	Year ended 31.12.07
EBITDA – continuing operations	**7,038**	5,729	11,171
Share of operating profit of associates before special items and remeasurements	(1,060)	(494)	(1,072)
Depreciation and amortisation in associates	(115)	(66)	(183)
Share-based payment charges	108	64	138
Fair value gains before special items and remeasurements	–	(19)	(12)
Provisions	(67)	(16)	77
Increase in inventories	(524)	(147)	(352)
Increase in operating receivables	(1,162)	(400)	(389)
Increase/(decrease) in operating payables	624	(3)	53
Other adjustments	(11)	(31)	(56)
Cash inflows from continuing operations	**4,831**	4,617	9,375

[1] EBITDA is operating profit before special items, remeasurements, depreciation and amortisation in subsidiaries and joint ventures and share of EBITDA of associates:

US$ million	6 months ended 30.06.08	6 months ended 30.06.07[2]	Year ended 31.12.07
Operating profit, including associates, before special items and remeasurements – continuing operations[3]	6,181	4,990	9,590
Depreciation and amortisation			
Subsidiaries and joint ventures	742	673	1,398
Associates	115	66	183
EBITDA – continuing operations	**7,038**	5,729	11,171

[2] Comparatives have been adjusted to exclude amounts relating to discontinued operations.
[3] 'Operating profit, including associates, before special items and remeasurements – continuing operations' is reconciled to 'Profit for the financial period – continuing operations' in note 3.

Notes to the condensed financial statements

1. General information

Investors should consider non-GAAP financial measures in addition to, and not as a substitute for or as superior to, measures of financial performance reported in accordance with International Financial Reporting Standards (IFRS). The IFRS results reflect all items that affect reported performance and therefore it is important to consider the IFRS measures alongside the non-GAAP measures. Reconciliations of key non-GAAP data to directly comparable GAAP financial measures are presented in notes 3, 4, 9 and 13 to this report.

The financial information for the year ended 31 December 2007 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. This information was derived from the statutory accounts for the year ended 31 December 2007, a copy of which has been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis of matter and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

2. Basis of preparation

General

These interim consolidated financial statements (the condensed financial statements) are for the six months ended 30 June 2008 and have been prepared in accordance with IFRS adopted for use by the European Union, including International Accounting Standard (IAS) 34 *Interim Financial Reporting* and the requirements of the UK Disclosure and Transparency Rules (DTR) of the Financial Services Authority (FSA) in the United Kingdom as applicable to interim financial reporting.

The condensed financial statements represent a 'condensed set of financial statements' as referred to in the DTR issued by the FSA. Accordingly, they do not include all of the information required for a full annual financial report and are to be read in conjunction with the Group's financial statements for the year ended 31 December 2007.

The condensed financial statements have been prepared under the historical cost convention as modified by the recording of pension assets and liabilities and revaluation of biological assets and certain financial instruments.

The accounting policies applied are consistent with those adopted and disclosed in the Group's financial statements for the year ended 31 December 2007, with the exception of the adoption of IFRIC 14 *The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction* and IFRIC 11 *Group and Treasury Share Transactions*. These have not had a material impact from a Group perspective. While IFRIC 14 had not been endorsed by the European Union at 30 June 2008, adoption of the interpretation at the half year is considered appropriate as it provides clarification of existing requirements in IAS 19 *Employee benefits* and endorsement is expected by the end of the year.

Discontinued operations

On 2 July 2007 the Paper and Packaging business was demerged from the Group by way of a dividend in specie paid to shareholders.

On 2 October 2007 the Group sold 67.1 million shares in AngloGold Ashanti Limited which reduced the Group's shareholding from 41.6% to 17.3%. The Group's representation on the company's board was also withdrawn at this time. The remaining investment is accounted for as a financial asset investment.

Both of these operations were considered discontinued in the Group's financial statements for the year ended 31 December 2007 and therefore the Consolidated income statement, the Consolidated cash flow statement, the Reconciliation from EBITDA to cash inflows from continuing operations and the related notes for the six months ended 30 June 2007 have been adjusted in accordance with IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*.

3. Segmental information

Based on risks and returns the directors consider the primary reporting format is by business segment and the secondary reporting format is by geographical segment.

The analysis of associates' revenue by business segment is provided here for completeness and consistency.

The Corporate Activities and Unallocated Costs segment includes insurance costs.

In the second half of 2007 Yang Quarry was reclassified from Industrial Minerals to Coal. This was to align with internal management reporting. As such, the comparative data for the six months ended 30 June 2007 has been reclassified.

Discontinued operations comprise the Paper and Packaging and Gold segments. The results for discontinued operations are disclosed in note 14.

Primary reporting format – by business segment

US$ million	Segment revenue			Segment result before special items and remeasurements[1]			Segment result after special items and remeasurements[1]		
	6 months ended 30.06.08	6 months ended 30.06.07[2]	Year ended 31.12.07	**6 months ended 30.06.08**	6 months ended 30.06.07[2]	Year ended 31.12.07	**6 months ended 30.06.08**	6 months ended 30.06.07[2]	Year ended 31.12.07
Subsidiaries and joint ventures									
Platinum	**3,588**	3,305	6,673	**1,457**	1,473	2,635	**1,457**	1,473	2,635
Base Metals	**4,077**	3,435	7,129	**2,454**	2,165	4,338	**2,360**	2,165	4,338
Ferrous Metals and Industries	**2,093**	2,606	4,207	**764**	661	1,155	**840**	679	1,158
Coal	**2,335**	1,303	2,880	**541**	193	365	**583**	202	224
Industrial Minerals	**2,438**	2,235	4,581	**163**	209	474	**162**	209	407
Exploration	**–**	–	–	**(98)**	(55)	(157)	**(94)**	(54)	(157)
Corporate Activities and Unallocated Costs	**–**	–	–	**(160)**	(150)	(292)	**(184)**	(152)	(333)
Total subsidiaries and joint ventures – continuing operations	**14,531**[3]	12,884[3]	25,470[3]	**5,121**	4,496	8,518	**5,124**	4,522	8,272
Revenue and net income from associates									
Platinum	**17**	76	116	**7**	28	38	**7**	28	38
Diamonds	**1,684**	1,531	3,076	**158**	147	223	**144**	153	(229)
Ferrous Metals and Industries	**1,193**	281	1,193	**380**	37	189	**379**	46	198
Coal	**489**	331	694	**136**	94	190	**128**	94	190
Industrial Minerals	**1**	2	10	**–**	–	–	**–**	–	–
Total associates – continuing operations	**3,384**	2,221	5,089	**681**	306	640	**658**	321	197
Total operations including net income from associates – continuing operations	**17,915**	15,105	30,559	**5,802**	4,802	9,158	**5,782**	4,843	8,469
Net profit on disposals – continuing operations							**640**	175	460
Total profit from operations and associates – continuing operations							**6,422**	5,018	8,929

(1) Segment result is defined as being segment revenue less segment expense; that is operating profit. In addition 'Share of net income from associates' is shown by segment. There are no material inter-segment transfers or transactions that would affect the segment result. Special items and remeasurements are set out in note 6.
(2) Comparatives have been adjusted to exclude amounts relating to discontinued operations.
(3) This represents segment revenue; the Group's share of associates' revenue is provided for additional information.

The table above represents continuing operations only, as disclosed in the income statement. Total Group revenue including share of revenue from associates and revenue from discontinued operations is $17,915 million (six months ended 30 June 2007: $19,849 million; year ended 31 December 2007: $35,674 million) being $17,915 million (six months ended 30 June 2007: $15,105 million; year ended 31 December 2007: $30,559 million) from continuing operations and nil (six months ended 30 June 2007: $4,744 million; year ended 31 December 2007: $5,115 million) from discontinued operations. See note 14 for summarised segmental disclosures relating to discontinued operations.

For information, a segmental analysis of associates' operating profit is set out below to show operating profit for the Group's continuing operations including associates.

US$ million	Operating profit before special items and remeasurements[1]			Operating profit after special items and remeasurements[1]		
	6 months ended 30.06.08	6 months ended 30.06.07[2]	Year ended 31.12.07	**6 months ended 30.06.08**	6 months ended 30.06.07[2]	Year ended 31.12.07
Total subsidiaries and joint ventures – continuing operations	**5,121**	4,496	8,518	**5,124**	4,522	8,272
Associates						
Platinum	**10**	44	62	**10**	44	62
Diamonds	**328**	266	484	**316**	257	19
Ferrous Metals and Industries	**532**	58	277	**532**	58	277
Coal	**190**	126	249	**182**	126	249
Total associates – continuing operations	**1,060**	494	1,072	**1,039**	485	607
Operating profit including associates – continuing operations	**6,181**	4,990	9,590	**6,163**	5,007	8,879

(1) Associates' operating profit is reconciled to 'Share of net income from associates' as follows:

US$ million	**6 months ended 30.06.08**	6 months ended 30.06.07[2]	Year ended 31.12.07
Operating profit from associates before special items and remeasurements – continuing operations	**1,060**	494	1,072
Operating special items and remeasurements	**(21)**	(9)	(465)
Operating profit from associates after special items and remeasurements – continuing operations	**1,039**	485	607
Net profit on disposals	**3**	20	24
Net finance costs (before remeasurements)	**(41)**	(40)	(85)
Financing remeasurements	**(5)**	7	(4)
Income tax expense (after special items and remeasurements)	**(313)**	(130)	(303)
Minority interests (after special items and remeasurements)	**(25)**	(21)	(42)
Share of net income from associates – continuing operations	**658**	321	197

(2) Comparatives have been adjusted to exclude amounts relating to discontinued operations.

Primary reporting format – by business segment (continued)

'Operating profit, including associates, before special items and remeasurements – continuing operations' is reconciled to 'Profit for the financial period – continuing operations' as follows:

US$ million	6 months ended 30.06.08	6 months ended 30.06.07[1]	Year ended 31.12.07
Operating profit, including associates, before special items and remeasurements – continuing operations	**6,181**	4,990	9,590
Operating special items and remeasurements			
Subsidiaries and joint ventures	**3**	26	(246)
Base Metals	**(94)**	-	-
Ferrous Metals and Industries	**76**	18	3
Coal	**42**	9	(141)
Industrial Minerals	**(1)**	-	(67)
Exploration	**4**	1	-
Corporate Activities and Unallocated Costs	**(24)**	(2)	(41)
Associates	**(21)**	(9)	(465)
Diamonds	**(13)**	(9)	(465)
Coal	**(8)**	-	-
Operating profit, including associates, after special items and remeasurements – continuing operations	**6,163**	5,007	8,879
Net profit on disposals			
Subsidiaries and joint ventures	**640**	175	460
Associates	**3**	20	24
Associates' net finance costs	**(41)**	(40)	(85)
Associates' financing remeasurements	**(5)**	7	(4)
Associates' income tax expense	**(313)**	(127)	(305)
Associates' tax on special items and remeasurements	**-**	(3)	2
Associates' minority interests	**(25)**	(21)	(42)
Total profit from operations and associates – continuing operations	**6,422**	5,018	8,929
Net finance costs before special items and remeasurements	**(159)**	(65)	(137)
Financing remeasurements	**205**	21	29
Profit before tax – continuing operations	**6,468**	4,974	8,821
Income tax expense	**(1,590)**	(1,480)	(2,693)
Profit for the financial period – continuing operations	**4,878**	3,494	6,128

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations.

Primary reporting format – by business segment (continued)

Primary segment disclosures for segment assets, liabilities and capital expenditure are as follows:

	Segment assets[1]			Segment liabilities[2]			Net segment assets			Capital expenditure[3]		
US$ million	30.06.08	30.06.07	31.12.07	30.06.08	30.06.07	31.12.07	30.06.08	30.06.07	31.12.07	6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07
Platinum	**10,327**	8,299	9,926	**(958)**	(682)	(692)	**9,369**	7,617	9,234	**1,312**	650	2,512
Base Metals	**6,638**	5,633	5,897	**(972)**	(696)	(908)	**5,666**	4,937	4,989	**677**	148	582
Ferrous Metals and Industries	**5,930**	2,271	4,517	**(570)**	(406)	(530)	**5,360**	1,865	3,987	**1,301**	293	2,412
Coal	**6,331**	4,271	4,987	**(1,260)**	(883)	(1,003)	**5,071**	3,388	3,984	**1,118**	613	1,052
Industrial Minerals	**5,573**	5,533	5,370	**(999)**	(895)	(861)	**4,574**	4,638	4,509	**273**	167	352
Exploration	**7**	3	1	**(1)**	–	–	**6**	3	1	**1**	–	–
Corporate Activities and Unallocated Costs	**237**	211	225	**(367)**	(382)	(346)	**(130)**	(171)	(121)	**9**	15	44
Continuing operations	**35,043**	26,221	30,923	**(5,127)**	(3,944)	(4,340)	**29,916**	22,277	26,583	**4,691**	1,886	6,954
Paper and Packaging	**–**	8,388	–	**–**	(1,188)	–	**–**	7,200	–	**–**	198	198
Discontinued operations	**–**	8,388	–	**–**	(1,188)	–	**–**	7,200	–	**–**	198	198
Total Group	**35,043**	34,609	30,923	**(5,127)**	(5,132)	(4,340)	**29,916**	29,477	26,583	**4,691**	2,084	7,152
Unallocated												
Investments in associates	**3,694**	5,338	3,341	**–**	–	–	**3,694**	5,338	3,341			
Financial asset investments	**3,526**	2,150	4,780	**–**	–	–	**3,526**	2,150	4,780			
Deferred tax assets/(liabilities)	**527**	449	474	**(5,167)**	(3,916)	(4,650)	**(4,640)**	(3,467)	(4,176)			
Cash and cash equivalents	**3,316**	2,962	3,129	**–**	–	–	**3,316**	2,962	3,129			
Other financial assets/(liabilities) – derivatives	**487**	397	535	**(1,088)**	(542)	(586)	**(601)**	(145)	(51)			
Other non-operating assets/(liabilities)	**2,109**	1,492	1,580	**(3,028)**	(2,654)	(2,264)	**(919)**	(1,162)	(684)			
Other provisions	**–**	–	–	**(387)**	(319)	(293)	**(387)**	(319)	(293)			
Borrowings	**–**	–	–	**(8,734)**	(8,311)	(8,299)	**(8,734)**	(8,311)	(8,299)			
Net assets	**48,702**	47,397	44,762	**(23,531)**	(20,874)	(20,432)	**25,171**	26,523	24,330			

[1] Segment assets at 30 June 2008 are operating assets and consist of tangible assets of $26,488 million (30 June 2007: $23,992 million; 31 December 2007: $23,534 million), intangible assets of $1,597 million (30 June 2007: $2,184 million; 31 December 2007: $1,556 million), biological assets of $3 million (30 June 2007: $299 million; 31 December 2007: $3 million), environmental rehabilitation trusts of $235 million (30 June 2007: $215 million; 31 December 2007: $252 million), inventories of $2,719 million (30 June 2007: $2,992 million; 31 December 2007: $2,344 million), retirement benefit assets of $54 million (30 June 2007: $210 million; 31 December 2007: $52 million) and operating receivables of $3,947 million (30 June 2007: $4,717 million; 31 December 2007: $3,162 million).

[2] Segment liabilities at 30 June 2008 are operating liabilities and consist of non-interest bearing current liabilities of $3,591 million (30 June 2007: $3,691 million; 31 December 2007: $2,965 million), restoration and decommissioning provisions of $951 million (30 June 2007: $780 million; 31 December 2007: $931 million) and retirement benefit obligations of $585 million (30 June 2007: $661 million; 31 December 2007: $444 million).

[3] Capital expenditure reflects cash payments and accruals in respect of additions to tangible assets of $2,215 million (six months ended 30 June 2007: $1,794 million; year ended 31 December 2007: $4,129 million), intangible assets of nil (six months ended 30 June 2007: $1 million; year ended 31 December 2007: $9 million) and additions resulting from acquisitions of interests in subsidiaries and joint ventures of $2,476 million (six months ended 30 June 2007: $289 million; year ended 31 December 2007: $3,014 million).

Other primary segment items included in the income statement are as follows:

	Depreciation and amortisation			(Impairments)/reversal[1]			Other non-cash expenses[2]		
US$ million	6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07	6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07	6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07
Platinum	**246**	218	455	**–**	–	–	**(1)**	(9)[3]	8[3]
Base Metals	**168**	165	344	**–**	–	–	**54**	91	94
Ferrous Metals and Industries	**42**	60	100	**–**	–	–	**16**	16	48
Coal	**145**	100	221	**–**	8	(153)	**23**	15	42
Industrial Minerals	**128**	119	258	**(1)**	–	(43)	**12**	2	55
Exploration	**–**	–	–	**–**	–	–	**–**	1	–
Corporate Activities and Unallocated Costs	**13**	11	20	**–**	–	–	**24**	23	45
Continuing operations	**742**	673	1,398	**(1)**	8	(196)	**128**	139	292
Paper and Packaging	**–**	234	234	**–**	(5)	(5)	**–**	12	12
Discontinued operations	**–**	234	234	**–**	(5)	(5)	**–**	12	12
Total Group	**742**	907	1,632	**(1)**	3	(201)	**128**	151	304

[1] See operating special items in note 6.

[2] Other non-cash expenses include share-based payment charges and charges in respect of environmental rehabilitation provisions and other provisions.

[3] Includes the reversal of a share-based payment over provision of $30 million relating to prior periods.

Secondary reporting format – by geographical segment

The Group's geographical analysis of revenue, allocated based on the country in which the customer is located, is as follows. The geographical analysis of the Group's attributable revenue from associates is provided for completeness and consistency.

US$ million	Revenue		
	6 months ended 30.06.08	6 months ended 30.06.07[1]	Year ended 31.12.07
Subsidiaries and joint ventures			
South Africa	**1,720**	2,474	4,014
Rest of Africa	**57**	145	178
Europe	**5,674**	5,192	10,718
North America	**885**	647	1,686
South America	**1,834**	1,384	2,545
Australia and Asia	**4,461**	3,042	6,329
Total subsidiaries and joint ventures – continuing operations	**14,531**	12,884	25,470
Associates			
South Africa	**457**	263	796
Rest of Africa	**185**	12	82
Europe	**987**	787	1,498
North America	**353**	233	520
South America	**32**	18	52
Australia and Asia	**1,360**	908	2,141
Total associates – continuing operations	**3,384**	2,221	5,089
Total operations including associates – continuing operations	**17,915**	15,105	30,559

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations.

The Group's geographical analysis of segment assets, liabilities and capital expenditure, allocated based on where assets and liabilities are located, is as follows:

	Segment assets			Segment liabilities			Net segment assets			Capital expenditure		
US$ million	**30.06.08**	30.06.07	31.12.07	**30.06.08**	30.06.07	31.12.07	**30.06.08**	30.06.07	31.12.07	**6 months ended 30.06.08**	6 months ended 30.06.07	Year ended 31.12.07
South Africa	**14,399**	13,557	13,879	**(1,971)**	(1,715)	(1,661)	**12,428**	11,842	12,218	**1,668**	1,083	3,303
Rest of Africa	**433**	550	526	**(31)**	(36)	(32)	**402**	514	494	**9**	51	64
Europe	**5,891**	11,869	5,658	**(1,293)**	(2,025)	(1,057)	**4,598**	9,844	4,601	**259**	326	526
North America	**565**	523	465	**(146)**	(103)	(106)	**419**	420	359	**64**	208	151
South America	**9,228**	5,065	7,212	**(965)**	(643)	(935)	**8,263**	4,422	6,277	**1,718**	114	2,436
Australia and Asia	**4,527**	3,045	3,183	**(721)**	(610)	(549)	**3,806**	2,435	2,634	**973**	302	672
	35,043	34,609	30,923	**(5,127)**	(5,132)	(4,340)	**29,916**	29,477	26,583	**4,691**	2,084	7,152

Additional disclosure of secondary segmental information by origin (including attributable revenue and operating profit from associates) is as follows:

	Revenue			Operating profit/(loss) before special items and remeasurements[1]			Operating profit/(loss) after special items and remeasurements[1]		
US$ million	**6 months ended 30.06.08**	6 months ended 30.06.07[2]	Year ended 31.12.07	**6 months ended 30.06.08**	6 months ended 30.06.07[2]	Year ended 31.12.07	**6 months ended 30.06.08**	6 months ended 30.06.07[2]	Year ended 31.12.07
Subsidiaries and joint ventures									
South Africa	**6,154**	6,385	12,003	**2,454**	2,228	4,043	**2,451**	2,229	4,044
Rest of Africa	**156**	274	540	**71**	188	351	**71**	188	351
Europe	**2,589**	2,446	4,995	**49**	204	425	**29**	203	320
North America	**221**	110	230	**(17)**	15	30	**(8)**	40	31
South America	**3,973**	2,981	6,234	**2,311**	1,835	3,697	**2,286**	1,836	3,697
Australia and Asia	**1,438**	688	1,468	**253**	26	(28)	**295**	26	(171)
Total subsidiaries and joint ventures – continuing operations	**14,531**	12,884	25,470	**5,121**	4,496	8,518	**5,124**	4,522	8,272
Associates									
South Africa	**849**	492	1,374	**202**	136	248	**194**	130	222
Rest of Africa	**1,216**	1,087	2,160	**232**	183	342	**234**	183	342
Europe	**124**	171	872	**62**	45	88	**54**	45	88
North America	**129**	27	63	**35**	3	17	**35**	–	(422)
South America	**415**	298	96	**156**	92	198	**149**	92	198
Australia and Asia	**651**	146	524	**373**	35	179	**373**	35	179
Total associates – continuing operations	**3,384**	2,221	5,089	**1,060**	494	1,072	**1,039**	485	607
Total operations including associates – continuing operations	**17,915**	15,105	30,559	**6,181**	4,990	9,590	**6,163**	5,007	8,879

[1] Special items and remeasurements are set out in note 6.
[2] Comparatives have been adjusted to exclude amounts relating to discontinued operations.

4. Profit for the financial period

The table below analyses the contribution of each business segment to the Group's operating profit including operating profit from associates for the financial period and its underlying earnings, which the directors consider to be a useful additional measure of the Group's performance. A reconciliation from 'Profit for the financial period attributable to equity shareholders of the Company' to 'Underlying earnings for the financial period' is given in note 9.

In the second half of 2007 Yang Quarry was reclassified from Industrial Minerals to Coal. This was to align with internal management reporting. As such the comparative data for the six months ended 30 June 2007 has been reclassified.

Operating profit including operating profit from associates is reconciled to 'Underlying earnings' and 'Profit for the financial period attributable to equity shareholders of the Company' in the table below:

							6 months ended 30.06.08
US$ million	**Operating profit/(loss) before special items and remeasurements[1]**	**Operating profit/(loss) after special items and remeasurements**	**Operating special items and remeasurements[2]**	**Net profit on disposals[2]**	**Financing special items and remeasurements[2]**	**Net interest, tax and minority interests**	**Total**
By business segment							
Platinum	**1,467**	**1,467**	**–**	**–**	**–**	**(617)**	**850**
Diamonds	**328**	**315**	**13**	**–**	**–**	**(162)**	**166**
Base Metals	**2,454**	**2,360**	**94**	**–**	**–**	**(960)**	**1,494**
Ferrous Metals and Industries	**1,296**	**1,372**	**(76)**	**–**	**–**	**(591)**	**705**
Coal	**731**	**765**	**(34)**	**–**	**–**	**(188)**	**543**
Industrial Minerals	**163**	**162**	**1**	**–**	**–**	**(24)**	**139**
Exploration	**(98)**	**(94)**	**(4)**	**–**	**–**	**5**	**(93)**
Corporate Activities and Unallocated Costs	**(160)**	**(184)**	**24**	**–**	**–**	**(161)**	**(321)**
Total/Underlying earnings – continuing operations and total Group	**6,181**	**6,163**	**18**	**–**	**–**	**(2,698)**	**3,483**
Underlying earnings adjustments – continuing operations and total Group			**(18)**	**643**	**200**	**(27)**	**798**
Profit for the financial period attributable to equity shareholders of the Company – continuing operations and total Group							**4,281**

[1] Operating profit includes associates' operating profit which is reconciled to 'Share of net income from associates' in note 3.
[2] Special items and remeasurements are set out in note 6.

							6 months ended 30.06.07
US$ million	Operating profit/(loss) before special items and remeasurements[1]	Operating profit/(loss) after special items and remeasurements	Operating special items and remeasurements[2]	Net profit on disposals[2]	Financing special items and remeasurements[2]	Net interest, tax and minority interests	Total
By business segment							
Platinum	1,517	1,517	–	–	–	(800)	717
Diamonds	266	257	9	–	–	(110)	156
Base Metals	2,165	2,165	–	–	–	(661)	1,504
Ferrous Metals and Industries	719	737	(18)	–	–	(450)	269
Coal	319	328	(9)	–	–	(77)	242
Industrial Minerals	209	209	–	–	–	(28)	181
Exploration	(55)	(54)	(1)	–	–	5	(50)
Corporate Activities and Unallocated Costs	(150)	(152)	2	–	–	(65)	(215)
Total/Underlying earnings – continuing operations	4,990	5,007	(17)	–	–	(2,186)	2,804
Underlying earnings adjustments – continuing operations			17	195	28	(10)	230
Profit for the financial period attributable to equity shareholders of the Company – continuing operations							3,034
Total/Underlying earnings – discontinued operations	462	403	59	–	–	(208)	254
Underlying earnings adjustments – discontinued operations			(59)	124	21	5	91
Profit for the financial period attributable to equity shareholders of the Company – discontinued operations							345
Total/Underlying earnings – total Group	5,452	5,410	42	–	–	(2,394)	3,058
Underlying earnings adjustments – total Group			(42)	319	49	(5)	321
Profit for the financial period attributable to equity shareholders of the Company – total Group							3,379

[1] Operating profit includes associates' operating profit which is reconciled to 'Share of net income from associates' in note 3.
[2] Special items and remeasurements are set out in note 6.

4. Profit for the financial period (continued)

US$ million	Operating profit/(loss) before special items and remeasurements[1]	Operating profit/(loss) after special items and remeasurements	Operating special items and remeasurements[2]	Net profit on disposals[2]	Financing special items and remeasurements[2]	Net interest, tax and minority interests	Total
							Year ended 31.12.07
By business segment							
Platinum	2,697	2,697	–	–	–	(1,398)	1,299
Diamonds	484	19	465	–	–	(245)	239
Base Metals	4,338	4,338	–	–	–	(1,238)	3,100
Ferrous Metals and Industries	1,432	1,435	(3)	–	–	(827)	605
Coal	614	473	141	–	–	(124)	490
Industrial Minerals	474	407	67	–	–	(90)	384
Exploration	(157)	(157)	–	–	–	12	(145)
Corporate Activities and Unallocated Costs	(292)	(333)	41	–	–	(203)	(495)
Total/Underlying earnings – continuing operations	9,590	8,879	711	–	–	(4,113)	5,477
Underlying earnings adjustments – continuing operations			(711)	484	25	19	(183)
Profit for the financial year attributable to equity shareholders of the Company – continuing operations							5,294
Total/Underlying earnings – discontinued operations	526	291	235	–	–	(242)	284
Underlying earnings adjustments – discontinued operations			(235)	2,086	13	(138)	1,726
Profit for the financial year attributable to equity shareholders of the Company – discontinued operations							2,010
Total/Underlying earnings – total Group	10,116	9,170	946	–	–	(4,355)	5,761
Underlying earnings adjustments – total Group			(946)	2,570	38	(119)	1,543
Profit for the financial year attributable to equity shareholders of the Company – total Group							7,304

[1] Operating profit includes associates' operating profit which is reconciled to 'Share of net income from associates' in note 3.
[2] Special items and remeasurements are set out in note 6.

5. Exploration expenditure

US$ million	**6 months ended 30.06.08**	6 months ended 30.06.07	Year ended 31.12.07
By business segment			
Platinum	**17**	17	36
Base Metals	**55**	29	77
Ferrous Metals and Industries	**13**	4	12
Coal	**13**	5	32
	98	55	157

6. Special items and remeasurements

'Special items' are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the underlying financial performance achieved by the Group. Such items are material by nature or amount to the period's results and require separate disclosure in accordance with IAS 1 *Presentation of Financial Statements* paragraph 86. Special items that relate to the operating performance of the Group are classified as operating special items and include impairment charges and reversals and other exceptional items, including significant legal provisions. Non-operating special items include profits and losses on disposals of investments and businesses.

Remeasurements comprise other items which the Group believes should be reported separately to aid an understanding of the underlying financial performance of the Group. This category includes (i) unrealised gains and losses on 'non-hedge' derivative instruments open at period end (in respect of future transactions) and the reversal of the historical marked to market value of such instruments settled in the period. The full realised gains or losses are recorded in underlying earnings in the same period as the underlying transaction for which such instruments provide an economic, but not formally designated, hedge and (ii) foreign exchange gains and losses arising on the retranslation of dollar denominated De Beers preference shares held by a rand functional currency subsidiary of the Group. Remeasurements are defined as operating, non-operating or financing according to the nature of the underlying exposure.

6. Special items and remeasurements (continued)

Subsidiaries and joint ventures' special items and remeasurements

Operating special items

US$ million	6 months ended 30.06.08	6 months ended 30.06.07[1]	Year ended 31.12.07
Costs associated with 'One Anglo' restructuring initiatives	(24)	–	–
Impairment of Coal Australia assets	–	–	(153)
Costs associated with proposed sale of Tarmac	–	–	(55)
Impairment of Tarmac assets	(1)	–	(43)
Other	3	7	–
Total operating special items – continuing operations	(22)	7	(251)
Tax	4	–	60
Net total attributable to equity shareholders of the Company – continuing operations	(18)	7	(191)

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations.

Operating remeasurements

US$ million	6 months ended 30.06.08	6 months ended 30.06.07[1]	Year ended 31.12.07
Net gain on non-hedge derivatives	25	19	5
Tax	(6)	(6)	(1)
Minority interests	6	–	–
Net total attributable to equity shareholders of the Company – continuing operations	25	13	4

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations.

The net gain on non-hedge derivatives principally relates to a net gain on foreign currency instruments held by MMX Minas-Rio, LLX Minas-Rio and Coal Australia, partially offset by an unrealised loss on an embedded derivative at Minera Loma de Níquel.

Profits and (losses) on disposals

US$ million	6 months ended 30.06.08	6 months ended 30.06.07[1]	Year ended 31.12.07
Disposal of interest in China Shenhua Energy	551	–	–
Copebrás property compensation	96	–	–
Part disposal of Exxaro (formerly Kumba Resources)	–	68	234
Disposal of remaining interest in Highveld[2]	–	140	140
Part disposal of AngloGold Ashanti	–	–	67
Tongaat-Hulett and Hulamin BBBEE transactions[2]	–	(68)	(68)
Tarmac land sales	–	–	25
Disposal of Boschendal Phase II	–	–	21
Other	(7)	35	41
Net profit on disposals – continuing operations[3]	640	175	460
Tax	1	(24)	(71)
Minority interests	(25)	35	34
Net total attributable to equity shareholders of the Company – continuing operations	616	186	423

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations.
[2] See Disposals and demerger of subsidiaries and businesses note 16.
[3] Includes charges associated with IFRS 2 *Share-based Payments* on broad based black economic empowerment (BBBEE) and black economic empowerment (BEE) transactions of nil (six months ended 30 June 2007: $68 million; year ended 31 December 2007: $68 million).

In April 2008 the Group sold its investment in China Shenhua Energy for $704 million, generating a profit on disposal of $551 million.

Financing remeasurements

US$ million	6 months ended 30.06.08	6 months ended 30.06.07[1]	Year ended 31.12.07
Foreign exchange gain/(loss) on De Beers preference shares	18	1	(3)
Unrealised net gain on non-hedge derivatives related to net debt	187	20	32
Total financing remeasurements – continuing operations	205	21	29
Tax	(7)	(10)	(5)
Minority interests	–	(2)	–
Net total attributable to equity shareholders of the Company – continuing operations	198	9	24

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations.

The unrealised net gain on non-hedge derivatives related to net debt principally comprises an unrealised gain on an embedded interest rate derivative.

6. Special items and remeasurements (continued)

Total special items and remeasurements – continuing operations

US$ million	6 months ended 30.06.08	6 months ended 30.06.07[(1)]	Year ended 31.12.07
Total special items and remeasurements before tax and minority interests – continuing operations	**848**	222	243
Tax	**(8)**	(40)	(17)
Minority interests	**(19)**	33	34
Net total special items and remeasurements attributable to equity shareholders of the Company – continuing operations	**821**	215	260

(1) Comparatives have been adjusted to exclude amounts relating to discontinued operations.

Associates' special items and remeasurements

Associates' operating special items and remeasurements

US$ million	6 months ended 30.06.08	6 months ended 30.06.07[(1)]	Year ended 31.12.07
Impairment of De Beers' Canadian assets	**–**	–	(434)
Share of De Beers' restructuring costs	**–**	–	(15)
Share of De Beers' class action payment and related costs	**(2)**	(3)	(5)
Unrealised net loss on non-hedge derivatives	**(17)**	(6)	(3)
Other impairments	**(2)**	–	(8)
Total associates' operating special items and remeasurements – continuing operations	**(21)**	(9)	(465)

(1) Comparatives have been adjusted to exclude amounts relating to discontinued operations.

Associates' profits on disposals

US$ million	6 months ended 30.06.08	6 months ended 30.06.07[(1)]	Year ended 31.12.07
Disposal of interests in Acerinox	**–**	12	12
Disposal of interest in Gope Exploration Company	**–**	–	8
Other	**3**	8	4
Associates' net profit on disposals – continuing operations	**3**	20	24

(1) Comparatives have been adjusted to exclude amounts relating to discontinued operations.

Associates' financing remeasurements

US$ million	6 months ended 30.06.08	6 months ended 30.06.07[(1)]	Year ended 31.12.07
Unrealised net (loss)/gain on non-hedge derivatives related to net debt	**(5)**	7	(4)
Total associates' financing remeasurements – continuing operations	**(5)**	7	(4)

(1) Comparatives have been adjusted to exclude amounts relating to discontinued operations.

Total associates' special items and remeasurements – continuing operations

US$ million	6 months ended 30.06.08	6 months ended 30.06.07[(1)]	Year ended 31.12.07
Total associates' special items and remeasurements before tax and minority interests – continuing operations	**(23)**	18	(445)
Tax	**–**	(3)	2
Net total associates' special items and remeasurements – continuing operations	**(23)**	15	(443)

(1) Comparatives have been adjusted to exclude amounts relating to discontinued operations.

Operating special items and remeasurements – continuing operations

US$ million	6 months ended 30.06.08	6 months ended 30.06.07[(1)]	Year ended 31.12.07
Operating special items	**(22)**	7	(251)
Operating remeasurements	**25**	19	5
Total operating special items and remeasurements (excluding associates) – continuing operations	**3**	26	(246)
Associates' operating special items	**(4)**	(3)	(462)
Associates' operating remeasurements	**(17)**	(6)	(3)
Total associates' operating special items and remeasurements – continuing operations	**(21)**	(9)	(465)
Total operating special items and remeasurements (including associates) – continuing operations	**(18)**	17	(711)
Operating special items (including associates)	**(26)**	4	(713)
Operating remeasurements (including associates)	**8**	13	2
Total operating special items and remeasurements (including associates) – continuing operations	**(18)**	17	(711)

(1) Comparatives have been adjusted to exclude amounts relating to discontinued operations.

7. Net finance income/(costs)

Finance costs and exchange gains/(losses) are presented net of effective cash flow hedges for respective interest bearing and foreign currency borrowings. Fair value gains/(losses) on derivatives, presented below, include the mark to market value changes of interest rate and currency derivatives designated as fair value hedges, net of fair value changes in the associated hedged risk; and fair value changes of non-hedge derivatives of non-operating items.

US$ million	Before special items and remeasure-ments 6 months ended 30.06.08	After special items and remeasure-ments 6 months ended 30.06.08	Before special items and remeasure-ments 6 months ended 30.06.07[1]	After special items and remeasure-ments 6 months ended 30.06.07[1]	Before special items and remeasure-ments Year ended 31.12.07	After special items and remeasure-ments Year ended 31.12.07
Investment income						
Interest and other financial income	**156**	**156**	143	143	323	323
Expected return on defined benefit arrangements	**115**	**115**	151	151	257	257
Foreign exchange gains	**22**	**40**	28	29	68	68
Dividend income from financial asset investments	**29**	**29**	1	1	36	36
Fair value gains on derivatives	**-**	**210**	-	33	-	34
Other fair value gains	**-**	**-**	3	3	-	24
Total investment income – continuing operations	**322**	**550**	326	360	684	742
Interest expense						
Amortisation of discount relating to provisions	**(16)**	**(16)**	(15)	(15)	(36)	(36)
Interest and other finance expense	**(322)**	**(322)**	(246)	(246)	(565)	(565)
Interest on defined benefit arrangements	**(108)**	**(108)**	(132)	(132)	(229)	(229)
Foreign exchange losses	**(103)**	**(103)**	(2)	(2)	(9)	(12)
Dividend on redeemable preference shares	**(6)**	**(6)**	(2)	(2)	(9)	(9)
Fair value losses on derivatives	**-**	**(23)**	(1)	(8)	(1)	(22)
Other fair value losses	**(22)**	**(22)**	-	(6)	(14)	(19)
	(577)	**(600)**	(398)	(411)	(863)	(892)
Less: interest capitalised	**96**	**96**	7	7	42	42
Total interest expense – continuing operations	**(481)**	**(504)**	(391)	(404)	(821)	(850)
Net finance income/(costs) – continuing operations	**(159)**	**46**	(65)	(44)	(137)	(108)

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations.

The weighted average interest rate applicable to interest on general borrowings capitalised for continuing operations was 12.6% (six months ended 30 June 2007: 10.0%; year ended 31 December 2007: 11.4%). Financing remeasurements are set out in note 6.

8. Income tax expense

a) Analysis of charge for the period from continuing operations

US$ million	6 months ended 30.06.08	6 months ended 30.06.07[1]	Year ended 31.12.07
United Kingdom corporation tax at 30%	**-**	59	145
United Kingdom corporation tax at 28.5%	**22**	-	-
South Africa tax	**436**	527	830
Other overseas tax	**956**	658	1,258
Current tax (excluding tax on special items and remeasurements)	**1,414**	1,244	2,233
Deferred tax (excluding tax on special items and remeasurements)	**168**	196	443
Tax (excluding tax on special items and remeasurements)	**1,582**	1,440	2,676
Tax on special items and remeasurements	**8**	40	17
Total tax charge – continuing operations	**1,590**	1,480	2,693

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations.

8. Income tax expense (continued)

b) Factors affecting tax charge for the period

The effective tax rate for the period of 24.6% (six months ended 30 June 2007: 29.8%; year ended 31 December 2007: 30.5%) is lower than the weighted average standard rate of corporation tax for 2008 in the United Kingdom (28.5%). The differences are explained below:

US$ million	6 months ended 30.06.08	6 months ended 30.06.07[1]	Year ended 31.12.07
Profit on ordinary activities before tax – continuing operations	**6,468**	4,974	8,821
Tax on profit on ordinary activities calculated at United Kingdom corporation tax rate of 30%	–	1,492	2,646
Tax on profit on ordinary activities calculated at United Kingdom corporation tax rate of 28.5%	**1,843**	–	–
Tax effect of share of net income from associates	**(188)**	(96)	(59)
Tax effects of:			
Expenses not deductible for tax purposes			
Operating special items and remeasurements	**1**	(2)	15
Exploration expenditure	**7**	4	19
Other non-deductible expenses	**55**	52	85
Non-taxable income			
Profits and losses on disposals and financing remeasurements	**(235)**	(25)	(71)
Other non-taxable income	**(32)**	(28)	(41)
Temporary difference adjustments			
Changes in tax rates	**(84)**	(26)	12
Movements in tax losses	–	5	13
Enhanced tax depreciation	–	–	(91)
Other temporary differences	**(10)**	(22)	(14)
Other adjustments			
South African secondary tax on companies	**82**	90	175
Effect of differences between local and UK rates	**140**	(43)	(48)
Other adjustments	**11**	79	52
Tax charge for the period – continuing operations	**1,590**	1,480	2,693

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations.

IAS 1 requires income from associates to be presented net of tax on the face of the income statement. The associates' tax is therefore not included within the Group's total tax charge. Associates' tax included within 'Share of net income from associates' for the six months ended 30 June 2008 is $313 million (six months ended 30 June 2007: $130 million; year ended 31 December 2007: $303 million). Excluding special items and remeasurements this is unchanged at $313 million (six months ended 30 June 2007: $127 million; year ended 31 December 2007: $305 million).

The effective rate of tax before special items and remeasurements including share of associates' tax for the six months ended 30 June 2008 was 31.7%. This was a decrease from the equivalent effective rate of 32.1% in the six months ended 30 June 2007. The main reason for this net decrease was the relative impact of the statutory tax rates, on a fully distributed basis where appropriate, of the countries in which the Group's operations are based, and a reduction of the statutory tax rate in South Africa. In future periods it is expected that the effective tax rate, including associates' tax, will remain above the United Kingdom statutory tax rate.

9. Earnings per share

	6 months ended 30.06.08			6 months ended 30.06.07			Year ended 31.12.07		
US$	Continuing operations	Discontinued operations	Total Group	Continuing operations	Discontinued operations	Total Group	Continuing operations	Discontinued operations	Total Group
Profit for the financial period attributable to equity shareholders of the Company									
Basic earnings per share	**3.56**	–	**3.56**	2.17	0.24	2.41	4.04	1.54	5.58
Diluted earnings per share	**3.51**	–	**3.51**	2.14	0.24	2.38	3.99	1.51	5.50
Headline earnings for the financial period[1]									
Basic earnings per share	**3.04**	–	**3.04**	1.97	0.17	2.14[2]	4.10	0.08	4.18
Diluted earnings per share	**3.00**	–	**3.00**	1.94	0.17	2.11[2]	4.04	0.08	4.12
Underlying earnings for the financial period[1]									
Basic earnings per share	**2.90**	–	**2.90**	2.00	0.18	2.18	4.18	0.22	4.40
Diluted earnings per share	**2.85**	–	**2.85**	1.98	0.18	2.16	4.13	0.21	4.34

[1] Basic and diluted earnings per share are shown based on headline earnings, a Johannesburg stock exchange (JSE Limited) defined performance measure, and underlying earnings, which the directors consider to be a useful additional measure of the Group's performance. Both earnings measures are further explained below.
[2] Comparatives have been adjusted to comply with revised guidance on headline earnings.

9. Earnings per share (continued)

The calculation of the basic and diluted earnings per share is based on the following data:

US$ million (unless otherwise stated)	6 months ended 30.06.08 Continuing operations	Discontinued operations	Total Group	6 months ended 30.06.07 Continuing operations	Discontinued operations	Total Group	Year ended 31.12.07 Continuing operations	Discontinued operations	Total Group
Basic and diluted earnings									
Profit for the financial period attributable to equity shareholders of the Company	**4,281**	**–**	**4,281**	3,034	345	3,379	5,294	2,010	7,304
Number of shares (million)									
Basic number of ordinary shares outstanding[1]			**1,203**			1,400			1,309
Effect of dilutive potential ordinary shares[2]									
Share options			**17**			19			18
Diluted number of ordinary shares outstanding[1]			**1,220**			1,419			1,327

[1] Basic and diluted number of ordinary shares outstanding represent the weighted average for the period. The average number of ordinary shares in issue excludes the shares held by the employee benefit trusts and other Anglo American shares held by the Group.
[2] Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares. All outstanding share options and awards are potentially dilutive and have been included in the calculation of diluted earnings per share. No instruments are anti-dilutive for the period ended 30 June 2008.

The weighted average number of ordinary shares, and accordingly earnings per share, of the Group have been impacted by the effect of the share buyback programme as well as the Anglo American share consolidation which on 2 July 2007 resulted in 100 existing Anglo American ordinary shares being exchanged for 91 new Anglo American ordinary shares.

'Underlying earnings' is an alternative earnings measure, which the directors believe provides a clearer picture of the underlying financial performance of the Group's operations. Underlying earnings is presented after minority interests and excludes special items and remeasurements (see note 6). Underlying earnings is distinct from 'Headline earnings', which is a JSE Limited defined performance measure.

The calculation of basic and diluted earnings per share for continuing operations, based on headline and underlying earnings for continuing operations, uses the following earnings data:

Continuing operations	Earnings (US$ million) 6 months ended 30.06.08	6 months ended 30.06.07[1]	Year ended 31.12.07	Basic earnings per share (US$) 6 months ended 30.06.08	6 months ended 30.06.07[1]	Year ended 31.12.07
Profit for the financial period attributable to equity shareholders of the Company – continuing operations	**4,281**	3,034	5,294	**3.56**	2.17	4.04
Operating special items	**(2)**	(7)	196	**–**	(0.01)	0.15
Operating special items – tax	**–**	–	(54)	**–**	–	(0.04)
Net profit on disposals[2]	**(640)**	(243)	(528)	**(0.54)**	(0.17)	(0.40)
Net profit on disposals – tax	**(1)**	24	71	**–**	0.02	0.05
Net profit on disposals – minority interests	**25**	(35)	(34)	**0.02**	(0.03)	(0.02)
Associates' special items	**(1)**	(20)	418	**–**	(0.01)	0.32
Associates' special items – tax	**–**	3	–	**–**	–	–
Headline earnings for the financial period – continuing operations	**3,662**	2,756	5,363	**3.04**	1.97	4.10
Operating special items[3]	**24**	–	55	**0.02**	–	0.04
Operating special items – tax	**(4)**	–	(6)	**–**	–	–
Operating remeasurements	**(25)**	(19)	(5)	**(0.02)**	(0.01)	–
Operating remeasurements – tax	**6**	6	1	**–**	–	–
Operating remeasurements – minority interests	**(6)**	–	–	**–**	–	–
Financing remeasurements	**(206)**	(21)	(29)	**(0.17)**	(0.02)	(0.02)
Financing remeasurements – tax	**7**	10	5	**0.01**	0.01	–
Financing remeasurements – minority interests	**–**	2	–	**–**	–	–
Associates' remeasurements	**22**	(1)	7	**0.02**	–	–
Associates' special items[4]	**2**	3	20	**–**	–	0.01
Associates' special items – tax	**–**	–	(2)	**–**	–	–
IFRS 2 charges on BBBEE and BEE transactions	**–**	68	68	**–**	0.05	0.05
Underlying earnings for the financial period – continuing operations	**3,483**	2,804	5,477	**2.90**	2.00	4.18
Underlying earnings for the financial period – discontinued operations	**–**	254	284	**–**	0.18	0.22
Underlying earnings for the financial period – total Group	**3,483**	3,058	5,761	**2.90**	2.18	4.40

[1] Comparatives have been reclassified to comply with revised guidance on headline earnings.
[2] Excluding associated IFRS 2 charges on BBBEE and BEE transactions.
[3] Six months ended 30 June 2008 includes costs associated with 'One Anglo' restructuring initiatives. Year ended 31 December 2007 includes costs associated with proposed sale of Tarmac.
[4] Includes restructuring costs and legal settlements.

9. Earnings per share (continued)

The calculation of basic and diluted earnings per share for discontinued operations, based on headline and underlying earnings for discontinued operations, uses the following earnings data:

	Earnings (US$ million)			Basic earnings per share (US$)		
Discontinued operations	**6 months ended 30.06.08**	6 months ended 30.06.07	Year ended 31.12.07	**6 months ended 30.06.08**	6 months ended 30.06.07	Year ended 31.12.07
Profit for the financial period attributable to equity shareholders of the Company – discontinued operations	–	345	2,010	–	0.24	1.54
Operating special items	–	13	13	–	0.01	0.01
Operating special items – tax	–	(2)	(2)	–	–	–
Financing special items	–	2	2	–	–	–
Financing special items – tax	–	(8)	(8)	–	(0.01)	(0.01)
Net profit on disposals	–	(119)	(2,079)	–	(0.08)	(1.59)
Net profit on disposals – tax	–	8	165	–	0.01	0.13
Associates' special items	–	(3)	1	–	–	–
Associates' special items – tax	–	2	2	–	–	–
Headline earnings for the financial period – discontinued operations	–	238	104	–	0.17	0.08
Operating remeasurements	–	(3)	(3)	–	–	–
Operating remeasurements – tax	–	1	1	–	–	–
Financing remeasurements	–	(2)	(2)	–	–	–
Associates' remeasurements	–	26	204	–	0.02	0.16
Associates' remeasurements – tax	–	(6)	(20)	–	(0.01)	(0.02)
Underlying earnings for the financial period – discontinued operations	–	254	284	–	0.18	0.22

10. Called-up share capital

	30.06.08		30.06.07		31.12.07	
	Number of shares	**US$ million**	Number of shares	US$ million	Number of shares	US$ million
Authorised:						
5% cumulative preference shares of £1 each	**50,000**	**–**	50,000	–	50,000	–
Ordinary shares of $54^{86}/_{91}$ US cents (30 June 2007: 50 US cents; 31 December 2007: $54^{86}/_{91}$ US cents)	**1,820,000,000**	**1,000**	2,000,000,000	1,000	1,820,000,000	1,000
		1,000		1,000		1,000
Called-up, allotted and fully paid:						
5% cumulative preference shares of £1 each	**50,000**	**–**	50,000	–	50,000	–
Ordinary shares of $54^{86}/_{91}$ US cents (30 June 2007: 50 US cents; 31 December 2007: $54^{86}/_{91}$ US cents)	**1,342,916,273**	**738**	1,541,657,700	771	1,342,911,897	738
		738		771		738

Following the demerger of Mondi on 2 July 2007, a share consolidation became effective with the result that for every 100 existing ordinary shares of 50 US cents each, shareholders received 91 new ordinary shares of $54^{86}/_{91}$ US cents each. This resulted in a reduction in the number of ordinary shares held of 138,749,193.

In the six months ended 30 June 2008, 5,943,721 ordinary shares of $54^{86}/_{91}$ US cents each were purchased by the Company and held in treasury (six months ended 30 June 2007: 27,073,161 ordinary shares of 50 US cents; year ended 31 December 2007: 27,073,161 ordinary shares of 50 US cents and 14,631,542 ordinary shares of $54^{86}/_{91}$ US cents).

On 3 August 2007 the Company cancelled 60,000,000 ordinary shares of $54^{86}/_{91}$ US cents previously held in treasury.

In the event of winding up, the holders of the cumulative preference shares will be entitled to the repayment of a sum equal to the nominal capital paid up, or credited as paid up, on the cumulative preference shares held by them and any accrued dividend, whether such dividend has been earned or declared or not, calculated up to the date of the winding up.

11. Reconciliation of changes in equity

	Attributable to equity shareholders of the Company						
US$ million	Total share capital[1]	Retained earnings	Share-based payment reserve	Cumulative translation adjustment reserve	Fair value and other reserves	Minority interests	Total equity
Balance at 1 January 2007	3,484	19,738	247	(38)	840	2,856	27,127
Total recognised income and expense	–	3,480	–	186	224	511	4,401
Dividends paid	–	(1,058)	–	–	–	–	(1,058)
Dividends paid to minority interests	–	–	–	–	–	(417)	(417)
Acquisition and disposal of businesses	–	–	–	–	–	(651)	(651)
Issue of shares to minority interests	–	–	–	–	–	28	28
Share buybacks	–	(3,066)	–	–	–	–	(3,066)
Purchase of shares for share schemes	–	(17)	–	–	–	–	(17)
Share-based payment charges on equity settled schemes	–	–	80	–	–	–	80
Issue of shares under employee share schemes	–	64	(47)	–	–	–	17
Current tax on exercised employee share awards	–	7	–	–	–	–	7
Group reinvestment of dividends in Anglo Platinum	–	–	–	–	–	86	86
Minority conversion of Anglo Platinum's preference shares	–	41	–	–	–	(41)	–
Other	–	–	–	–	–	(14)	(14)
Balance at 30 June 2007	3,484	19,189	280	148	1,064	2,358	26,523
Total recognised income and expense	–	3,796	–	(128)	1,667	333	5,668
Dividends paid	–	(469)	–	–	–	–	(469)
Dividends paid to minority interests	–	–	–	–	–	(340)	(340)
Dividend in specie relating to Mondi demerger	–	(3,718)	–	–	–	–	(3,718)
Acquisition, disposal and demerger of businesses	–	41	(45)	–	112	(545)	(437)
Share buybacks	–	(3,101)	–	–	–	–	(3,101)
Purchase of shares for share schemes	–	(6)	–	–	–	–	(6)
Share-based payment charges on equity settled schemes	–	–	76	–	–	–	76
Issue of shares under employee share schemes	–	67	(47)	–	–	–	20
Current tax on exercised employee share awards	–	16	–	–	–	–	16
Minority conversion of Anglo Platinum's preference shares	–	4	–	–	–	(4)	–
Exercise of share options in Anglo Platinum	–	–	–	–	–	51	51
Cancellation of treasury shares	(33)	–	–	–	33	–	–
IFRS 2 charges arising on BBBEE and BEE transactions	–	33	–	–	–	35	68
Other	–	3	(2)	–	(3)	(19)	(21)
Balance at 31 December 2007	3,451	15,855	262	20	2,873	1,869	24,330
Total recognised income and expense	–	4,138	–	(1,063)	(934)	414	2,555
Dividends paid	–	(1,021)	–	–	–	–	(1,021)
Dividends paid to minority interests	–	–	–	–	–	(301)	(301)
Acquisition and disposal of businesses (including issue of shares to minority interests)	–	11	–	–	–	(52)	(41)
Minority conversion of Anglo Platinum's preference shares	–	6	–	–	–	(6)	–
Share buybacks	–	(337)	–	–	–	–	(337)
Purchase of shares for share schemes	–	(63)	–	–	–	–	(63)
Share-based payment charges on equity settled schemes	–	–	67	–	–	2	69
Issue of shares under employee share schemes	–	60	(69)	–	–	–	(9)
Current tax on exercised employee share awards	–	9	–	–	–	–	9
Treasury shares issued in subsidiary entities	–	2	–	–	–	–	2
Other	–	–	(17)	–	–	(5)	(22)
Balance at 30 June 2008	**3,451**	**18,660**	**243**	**(1,043)**	**1,939**	**1,921**	**25,171**

[1] Total share capital comprises called-up share capital of $738 million (30 June 2007: $771 million; 31 December 2007: $738 million) and the share premium account of $2,713 million (30 June 2007: $2,713 million; 31 December 2007: $2,713 million).

Fair value and other reserves comprise:

US$ million	Available for sale reserve	Cash flow hedge reserve	Other reserves[1]	Total fair value and other reserves
Balance at 1 January 2007	491	(422)	771	840
Total recognised income and expense	218	6	–	224
Balance at 30 June 2007	709	(416)	771	1,064
Total recognised income and expense	1,671	(4)	–	1,667
Acquisition, disposal and demerger of businesses	(7)	116	3	112
Cancellation of treasury shares	–	–	33	33
Other	–	–	(3)	(3)
Balance at 31 December 2007	2,373	(304)	804	2,873
Total recognised income and expense	(785)	(149)	–	(934)
Balance at 30 June 2008	**1,588**	**(453)**	**804**	**1,939**

[1] Other reserves comprise a $689 million (30 June 2007: $693 million; 31 December 2007: $689 million) legal reserve and a $115 million (30 June 2007: $82 million; 31 December 2007: $115 million) cap tal redemption reserve. At 30 June 2007 these balances were partially offset by a negative revaluation reserve of $4 million which was subsequently disposed.

12. Consolidated cash flow analysis

a) Reconciliation of profit before tax to cash inflows from continuing operations

US$ million	6 months ended 30.06.08	6 months ended 30.06.07[(1)]	Year ended 31.12.07
Profit before tax - continuing operations	**6,468**	4,974	8,821
Depreciation and amortisation	**742**	673	1,398
Share-based payment charges	**108**	64	138
Special items and remeasurements of subsidiaries and joint ventures	**(848)**	(222)	(243)
Net finance costs before remeasurements	**169**	65	137
Fair value gains before special items and remeasurements	**-**	(19)	(12)
Share of net income from associates	**(658)**	(321)	(197)
Provisions	**(67)**	(16)	77
Increase in inventories	**(524)**	(147)	(352)
Increase in operating receivables	**(1,162)**	(400)	(389)
Increase/(decrease) in operating payables	**624**	(3)	53
Other adjustments	**(11)**	(31)	(56)
Cash inflows from continuing operations	**4,831**	4,617	9,375

(1) Comparatives have been adjusted to exclude amounts relating to discontinued operations.

b) Reconciliation to the balance sheet

	Cash and cash equivalents[(1)]			Short term borrowings			Medium and long term borrowings		
US$ million	**30.06.08**	30.06.07	31.12.07	**30.06.08**	30.06.07	31.12.07	**30.06.08**	30.06.07	31.12.07
Balance sheet	**3,316**	2,962	3,129	**(3,969)**	(3,427)	(5,895)	**(4,765)**	(4,884)	(2,404)
Balance sheet – disposal groups[(2)]	**52**	-	-	**(34)**	-	(31)	**-**	-	-
Bank overdrafts	**(23)**	(68)	(17)	**23**	68	17	**-**	-	-
Bank overdrafts – disposal groups[(2)]	**-**	-	(38)	**-**	-	-	**-**	-	-
Net debt classifications	**3,345**	2,894	3,074	**(3,980)**	(3,359)	(5,909)	**(4,765)**	(4,884)	(2,404)

(1) 'Short term borrowings' on the balance sheet include overdrafts which are included within cash and cash equivalents for net debt.
(2) Disposal group balances are shown within 'Assets classified as held for sale' and 'Liabilities directly associated with assets classified as held for sale' on the balance sheet.

c) Movement in net debt

US$ million	Cash and cash equivalents[(1)]	Debt due within one year	Debt due after one year	Net debt excluding hedges	Hedges[(2)]	Total net debt including hedges
Balance at 1 January 2007	2,980	(2,076)	(4,228)	(3,324)	193	(3,131)
Cash flow[(3)]	(47)	(262)	(2,034)	(2,343)	-	(2,343)
Acquisition and disposal of businesses	-	362	21	383	-	383
Reclassifications	-	(1,353)	1,381	28	-	28
Movement in fair value	-	-	33	33	16	49
Other non-cash movements	-	(1)	14	13	-	13
Currency movements	(39)	(29)	(71)	(139)	-	(139)
Balance at 30 June 2007	2,894	(3,359)	(4,884)	(5,349)	209	(5,140)
Cash flow[(3)]	81	(2,356)	700	(1,575)	-	(1,575)
Acquisition, disposal and demerger of businesses	-	106	1,837	1,943	-	1,943
Reclassifications	-	(41)	39	(2)	-	(2)
Movement in fair value	-	(7)	(23)	(30)	179	149
Other non-cash movements	-	1	4	5	-	5
Currency movements	99	(253)	(77)	(231)	-	(231)
Balance at 31 December 2007	3,074	(5,909)	(2,404)	(5,239)	388	(4,851)
Cash flow[(3)]	287	2,019	(2,777)	(471)	(380)	(851)
Acquisition of businesses	-	(9)	(85)	(94)	-	(94)
Reclassifications	-	(133)	133	-	-	-
Movement in fair value	-	(11)	183	172	(79)	93
Other non-cash movements	-	-	5	5	-	5
Currency movements	(16)	63	180	227	-	227
Balance at 30 June 2008	**3,345**	**(3,980)**	**(4,765)**	**(5,400)**	**(71)**	**(5,471)**

(1) The Group operates in certain countries (principally South Africa and Venezuela) where the existence of exchange controls may restrict the use of certain cash balances. These restrictions are not expected to have a material effect on the Group's ability to meet its ongoing obligations.
(2) Derivative instruments that provide an economic hedge of net debt items are included above to reflect the true net debt position of the Group at the period end. These consist of net current derivative assets of $83 million (30 June 2007: $134 million; 31 December 2007: $396 million) and net non-current derivative liabilities of $154 million (30 June 2007: $75 million net assets; 31 December 2007: $8 million net liabilities) which are classified within other financial assets and other financial liabilities respectively on the balance sheet.
(3) Cash flow on debt due within one year includes nil relating to discontinued operations (six months ended 30 June 2007: repayments of $162 million; year ended 31 December 2007: repayments of $162 million). Similarly, cash flow on debt due after one year includes nil relating to discontinued operations (six months ended 30 June 2007: receipts of $993 million; year ended 31 December 2007: receipts of $993 million).

13. EBITDA by business segment

US$ million	6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07
By business segment			
Platinum	**1,714**	1,737	3,155
Diamonds	**397**	310	587
Base Metals	**2,623**	2,329	4,683
Ferrous Metals and Industries	**1,359**	780	1,581
Coal[(1)]	**900**	441	882
Industrial Minerals[(1)]	**291**	326	732
Exploration	**(98)**	(55)	(157)
Corporate Activities and Unallocated Costs	**(148)**	(139)	(272)
EBITDA – continuing operations	**7,038**	5,729	11,171
EBITDA – discontinued operations	**–**	825	961
EBITDA – total Group	**7,038**	6,554	12,132

[(1)] In the second half of 2007 Yang Quarry was reclassified from Industrial Minerals to Coal. This was to align with internal management reporting. As such, the comparative data for the six months ended 30 June 2007 has been reclassified.

EBITDA is stated before special items and remeasurements and is reconciled to 'Total profit from operations and associates' as follows:

US$ million	6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07
Total profit from operations and associates	**6,422**	5,018	8,929
Operating special items and remeasurements (including associates)	**18**	(17)	711
Net profit on disposals (including associates)	**(643)**	(195)	(484)
Associates' financing remeasurements	**5**	(7)	4
Depreciation and amortisation: subsidiaries and joint ventures	**742**	673	1,398
Share of associates' interest, tax, depreciation, amortisation and minority interests	**494**	257	613
EBITDA – continuing operations	**7,038**	5,729	11,171
EBITDA – discontinued operations	**–**	825	961
EBITDA – total Group	**7,038**	6,554	12,132

14. Discontinued operations

On 2 July 2007 the Paper and Packaging business was demerged from the Group by way of a dividend in specie paid to shareholders.

On 2 October 2007 the Group sold 67.1 million shares in AngloGold Ashanti Limited which reduced the Group's shareholding from 41.6% to 17.3%. The Group's representation on the company's board was also withdrawn at this time. The remaining investment is accounted for as a financial asset investment.

Both of these operations were considered discontinued in the Group's financial statements for the year ended 31 December 2007.

The results of the discontinued businesses are shown below:

	Before special items and remeasurements			Special items and remeasurements					
US$ million	6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07	6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07	6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07
Revenue	–	4,062	4,062	–	–	–	–	4,062	4,062
Total operating costs	–	(3,741)	(3,741)	–	(10)	(10)	–	(3,751)	(3,751)
Operating profit from subsidiaries and joint ventures – discontinued operations	–	321	321	–	(10)	(10)	–	311	311
Net profit on disposals	–	–	–	–	119	119	–	119	119
Share of net income from associates	–	67	97	–	(19)	(187)	–	48	(90)
Total profit from discontinued operations and associates	–	388	418	–	90	(78)	–	478	340
Net finance costs	–	(19)	(19)	–	–	–	–	(19)	(19)
Profit before tax – discontinued operations	–	369	399	–	90	(78)	–	459	321
Income tax (expense)/income	–	(81)	(81)	–	1	1	–	(80)	(80)
Profit for the financial period – discontinued operations	–	288	318	–	91	(77)	–	379	241
Profit on partial disposal of AngloGold Ashanti[(1)]	–	–	–	–	–	1,970	–	–	1,970
Transaction costs relating to the demerger of Mondi[(1)]	–	–	–	–	–	(10)	–	–	(10)
Tax on net profit on disposal and demerger of discontinued operations	–	–	–	–	–	(157)	–	–	(157)
Net profit after tax on disposal and demerger of discontinued operations	–	–	–	–	–	1,803	–	–	1,803
Total profit for the financial period – discontinued operations	–	288	318	–	91	1,726	–	379	2,044

[(1)] For further details of the demerger of the Paper and Packaging business and disposal of AngloGold Ashanti refer to note 16.

14. Discontinued operations (continued)

Summary discontinued segment information

Segment revenue and segment result by discontinued business segment were:

US$ million	Segment revenue 6 months ended 30.06.08	Segment revenue 6 months ended 30.06.07	Segment revenue Year ended 31.12.07	Segment result before special items and remeasurements[1] 6 months ended 30.06.08	Segment result before special items and remeasurements[1] 6 months ended 30.06.07	Segment result before special items and remeasurements[1] Year ended 31.12.07	Segment result after special items and remeasurements[1] 6 months ended 30.06.08	Segment result after special items and remeasurements[1] 6 months ended 30.06.07	Segment result after special items and remeasurements[1] Year ended 31.12.07
Subsidiaries and joint ventures									
Paper and Packaging	–	4,062	4,062	–	321	321	–	311	311
Total subsidiaries and joint ventures	–	4,062[2]	4,062[2]	–	321	321	–	311	311
Revenue and net income from associates									
Gold	–	633	1,004	–	65	95	–	46	(92)
Paper and Packaging	–	49	49	–	2	2	–	2	2
Total associates	–	682	1,053	–	67	97	–	48	(90)
Total discontinued operations including net income from associates	–	4,744	5,115	–	388	418	–	359	221
Net profit on disposals				–	–	–	–	119	119
Total profit from discontinued operations and associates				–	388	418	–	478	340

[1] Segment result is defined as being segment revenue less segment expense; that is operating profit.
[2] This represents segment revenue; the Group's share of associates of discontinued operations and discontinued associates' revenue figures are provided for additional information.

Summary discontinued special items and remeasurements

The following tables provide an analysis of special items and remeasurements for discontinued operations:

Subsidiaries and joint ventures' special items and remeasurements – discontinued operations

US$ million	6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07
Operating special items	–	(13)	(13)
Operating remeasurements	–	3	3
Total operating special items and remeasurements – discontinued operations	–	(10)	(10)
Tax	–	1	1
Net total attributable to equity shareholders of the Company – discontinued operations	–	(9)	(9)

Profits on disposals – discontinued operations

US$ million	6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07
Net profit on disposals[1]	–	119	119
Tax	–	(8)	(8)
Net total attributable to equity shareholders of the Company – discontinued operations	–	111	111

[1] Net profit on disposals in the six months ended 30 June 2007 and the year ended 31 December 2007 includes part disposal of Mondi Packaging Paper Swiecie ($77 million) and disposal of Bischoff + Klein ($26 million).

Financing special items and remeasurements – discontinued operations

US$ million	6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07
Financing special items	–	(2)	(2)
Financing remeasurements	–	2	2
Total financing special items and remeasurements – discontinued operations	–	–	–
Tax	–	8	8
Net total attributable to equity shareholders of the Company – discontinued operations	–	8	8

Total special items and remeasurements – discontinued operations

US$ million	6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07
Total special items and remeasurements before tax and minority interests – discontinued operations	–	109	109
Tax	–	1	1
Net total special items and remeasurements attributable to equity shareholders of the Company – discontinued operations	–	110	110

14. Discontinued operations (continued)

Associates' special items and remeasurements – discontinued operations

US$ million	6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07
Associates' operating special items and remeasurements[1]	-	(49)	(225)
Associates' net profit on disposals	-	5	7
Associates' financing remeasurements[2]	-	21	13
Total associates' special items and remeasurements before tax and minority interests – discontinued operations	-	(23)	(205)
Tax	-	4	18
Net total associates' special items and remeasurements – discontinued operations	-	(19)	(187)

[1] Includes net losses of nil (six months ended 30 June 2007: $47 million; year ended 31 December 2007: $217 million) on non-hedge derivatives of AngloGold Ashanti incurred in the period it was held as an associate.
[2] Relates to fair value gains of nil (six months ended 30 June 2007: $21 million; year ended 31 December 2007: $13 million) on the AngloGold Ashanti convertible bond incurred in the period it was held as an associate.

15. Acquisitions

Acquisition of subsidiaries

The Group has made no material acquisitions of subsidiaries in the six months ended 30 June 2008 (six months ended 30 June 2007: none; year ended 31 December 2007: none). The Group increased its shareholding in Anglo Platinum Limited from 74.7% and 76.5% at 30 June 2007 and 31 December 2007 respectively, to 77.9% at 30 June 2008.

In the six months ended 30 June 2008 the Group purchased 3,833,029 shares (six months ended 30 June 2007: nil; year ended 31 December 2007: 4,435,086 shares) in Anglo Platinum Limited for total consideration of $617 million (six months ended 30 June 2007: nil; year ended 31 December 2007: $671 million). The cash paid in the six months ended 30 June 2008 was $578 million (six months ended 30 June 2007: nil; year ended 31 December 2007: $658 million). In addition, in the six months ended 30 June 2007 the Group acquired 3,353,108 shares in Anglo Platinum Limited through a dividend reinvestment plan.

The carrying value and fair value of the net assets at the date of acquisition and related net cash outflows in total for all acquisitions of subsidiaries (excluding purchases of shares in Anglo Platinum Limited) are shown below:

	6 months ended 30.06.08[1]		6 months ended 30.06.07	Year ended 31.12.07
US$ million	Total carrying value	Total fair value	Total fair value	Total fair value
Net assets acquired				
Tangible assets	55	55	279	314
Other non-current assets	1	1	12	12
Current assets	62	62	54	65
Current liabilities	(29)	(29)	(50)	(54)
Non-current liabilities	(43)	(46)	(52)	(66)
Minority interests	-	-	(76)	(80)
	46	43	167	191
Add: Value attributable to reserves and resources acquired, net of deferred tax[2]		83	-	4
Less: Investments in associates previously recorded		-	(9)	(9)
Less: Fair value of assets contributed		-	(59)	(59)
Fair value of net assets acquired		126	99	127
Partial funding of partner cash calls		-	-	(12)
Goodwill arising on acquisitions		70	8	51
Negative goodwill arising on acquisitions		-	(9)	(2)
Total cost of acquisitions		196	98	164
Satisfied by				
Net cash acquired		9	5	11
Cash paid in prior period		-	30	30
Net cash paid[3]		187	63	123

[1] In the six months ended 30 June 2008, revenue of $100 million and an operating profit before special items and remeasurements of $10 million have been contributed to the Group from these acquisitions of subsidiaries. Had all these acquisitions of subsidiaries taken place at 1 January 2008, the Group's revenue would have been $14,679 million and the Group's operating profit before special items and remeasurements would have been $5,133 million for the six months ended 30 June 2008.
[2] Represents the Group's share of value (implicit in the transaction) of reserves and resources, capitalised within tangible assets.
[3] Includes net cash paid by discontinued operations of nil (six months ended 30 June 2007: $9 million; year ended 31 December 2007: $9 million).

15. Acquisitions (continued)

Acquisition of material joint ventures

The Group made one material acquisition of a joint venture in the six months ended 30 June 2008 (six months ended 30 June 2007: none; year ended 31 December 2007: one).

On 29 February 2008 Anglo Coal Australia completed the acquisition of a 70% interest in the Foxleigh joint venture (Foxleigh) in Queensland, Australia. The total cost of acquisition was $606 million. The Group has proportionately consolidated 70% of Foxleigh from 29 February 2008.

In the prior year, on 18 July 2007, the Group completed its acquisition of a 49% interest in the MMX Minas-Rio integrated iron ore project in Brazil (Minas-Rio). The acquisition was effected through the purchase of a 30% interest in the project companies – MMX Minas-Rio Mineração SA and LLX Minas-Rio Logística SA – from Centennial Asset Mining Fund LLC and the subscription for shares in the project companies equivalent to a 19% interest. The total acquisition cost of $1.2 billion comprises $1.15 billion plus transaction costs and provision for post closing adjustments. In addition there is a further amount of $600 million which is contingent on certain criteria being met (brought to account in the current period as payment is considered probable). The Group's 49% interest in Minas-Rio is accounted for as a joint venture entity and, hence, has been proportionately consolidated with effect from 18 July 2007.

The carrying value and provisional fair value of the net assets at the date of acquisition and related net cash outflow for material joint venture acquisitions are shown below:

	6 months ended 30.06.08				Year ended 31.12.07
	Foxleigh		Minas-Rio		Minas-Rio
US$ million	Carrying value	Provisional fair value	Provisional fair value	**Total provisional fair value**	Provisional fair value
Net assets acquired					
Tangible assets					
Value attributable to reserves and resources acquired	–	658	911	**1,569**	1,770
Other tangible assets	108	108	–	**108**	86
Other non-current assets	13	13	–	**13**	16
Current assets	41	41	–	**41**	52
Current liabilities	(37)	(37)	–	**(37)**	(84)
Non-current liabilities	(47)	(177)	(309)	**(486)**	(632)
Fair value of net assets acquired and total cost of acquisitions	78	606	602	**1,208**	1,208
Satisfied by					
Net cash acquired		1	–	**1**	48
Deferred consideration		–	600	**600**	47
Costs accrued		–	–	**–**	1
Net cash paid		605	2	**607**	1,112[1]

[1] In addition in the year ended 31 December 2007 there was further net cash paid of $2 million for other joint venture acquisitions. This resulted in total net cash paid for joint ventures of $1,114 million.

16. Disposals and demerger of subsidiaries and businesses

Disposals of subsidiaries
There were no disposals of subsidiaries in the six months ended 30 June 2008.

US$ million	6 months ended 30.06.07	Year ended 31.12.07
Net assets disposed		
Tangible assets	1,336	6,197
Other non-current assets	82	1,208
Current assets	1,119	4,194
Current liabilities	(882)	(2,416)
Non-current liabilities	(409)	(3,064)
Net assets	1,246	6,119
Minority interests	(727)	(1,200)
Group's share of net assets immediately prior to disposal	519	4,919
Less: Retained investments in associates	(393)	(393)
Less: Retained financial asset investments	–	(318)
Net assets disposed	126	4,208
Cumulative translation differences recycled from reserves	25	(334)
Fair value losses arising on transactions	68	68
Dividend in specie relating to Mondi demerger	–	(3,718)
Other	4	3
Net gain on disposals	165	157
Net sale proceeds	388	384
Net cash and cash equivalents disposed	(140)	(437)
Costs accrued	–	4
Less: Cash proceeds not yet received	(10)	–
Net cash inflow/(outflow) from disposals and demerger[1]	238	(49)

[1] For the six months ended 30 June 2007 includes net cash inflow from disposals in relation to discontinued operations of $144 million (year ended 31 December 2007: $159 million net cash outflow).

Significant disposals of subsidiaries recorded during the year ended 31 December 2007 are summarised below. For details of these disposals refer to the Group's financial statements for the year ended 31 December 2007.

Mondi

On 2 July 2007, the Paper and Packaging business, Mondi, was demerged from the Group by way of a dividend in specie paid to shareholders of $3,718 million. The Paper and Packaging business has been presented as a discontinued operation. Refer to note 14 for financial information on discontinued operations.

Highveld Steel and Vanadium Corporation (Highveld)

On 4 May 2007, the Group announced the disposal of the remaining 29.2% shareholding in Highveld to the Evraz Group SA (Evraz) for $238 million. Evraz was granted an option, subject to regulatory approvals, over this stake as part of the original transaction in which the Group sold 49.8% of Highveld to Evraz and Credit Suisse (in July 2006). Evraz exercised their option on 26 April 2007 following requisite regulatory approvals.

Tongaat-Hulett Group

In December 2006 the Tongaat-Hulett Group announced the proposed unbundling and listing of Hulamin and simultaneous introduction of BBBEE into both companies.

This transaction was effected on 25 June 2007, and empowerment parties acquired 25% of Tongaat-Hulett and 15% of Hulamin's operations. The Group commenced equity accounting both Tongaat-Hulett and Hulamin as of 25 June 2007. However, in accordance with SIC 12 *Consolidation – Special Purpose Entities* Tongaat-Hulett and Hulamin are required to consolidate the entities housing the empowerment interests (as they supplied significant funding to these parties to effect the transaction). This has the effect, in accounting terms, of cancelling the shares issued to these parties. As a result, the Group has equity accounted 49.8% and 44.9% of Tongaat-Hulett and Hulamin, respectively. The Group's legal interest in these companies at 30 June 2008, 30 June 2007 and 31 December 2007 was 37.2% and 38.4%, respectively.

Disposal of material associates
There were no material disposals of associates in the six months ended 30 June 2008.

AngloGold Ashanti

On 2 October 2007, the Group sold 67.1 million shares in AngloGold Ashanti Limited for $2.9 billion. This reduced the Group's shareholding from 41.6% to 17.3%. The Group's representation on the company's board was also withdrawn at this time. The remaining investment is accounted for as a financial asset investment. The Gold business has been presented as a discontinued operation. Refer to note 14 for financial information on discontinued operations. The Group's shareholding at 30 June 2008 was 16.6% (30 June 2007: 41.6%; 31 December 2007: 16.6%). Subsequent to the period end, the Group's shareholding reduced to 16.3%.

17. Disposal groups and non-current assets held for sale

The following assets and liabilities relating to disposal groups were classified as held for sale. The Group expects to complete the sale of these businesses within 12 months of the period end.

US$ million	Namakwa Sands[1]	Platinum disposal groups[2]	Tarmac Iberia SAU[3]	30.06.08 Total	30.06.07 Total	31.12.07 Total
Intangible assets	2	–	33	35	3	3
Tangible assets	306	254	94	654	295	589
Investments in associates	–	55	–	55	–	74
Other non-current assets	2	–	12	14	3	4
Total non-current assets	310	309	139	758	301	670
Inventories	50	–	21	71	40	38
Trade and other receivables	33	–	85	118	25	50
Cash and cash equivalents	–	41	11	52	–	–
Total current assets	83	41	117	241	65	88
Total assets	393	350	256	999	366	758
Trade and other payables	(18)	(31)	(64)	(113)	(17)	(53)
Short term borrowings	–	(34)	–	(34)	–	(69)
Other current liabilities	–	(3)	–	(3)	–	(4)
Total current liabilities	(18)	(68)	(64)	(150)	(17)	(126)
Retirement benefit obligations	(4)	–	–	(4)	(3)	(4)
Deferred tax liabilities	(78)	(63)	(8)	(149)	(75)	(148)
Provisions for liabilities and charges	(6)	(3)	–	(9)	(5)	(9)
Total non-current liabilities	(88)	(66)	(8)	(162)	(83)	(161)
Total liabilities	(106)	(134)	(72)	(312)	(100)	(287)
Net assets	287	216	184	687	266	471

[1] Namakwa Sands disposal group is included in the Base Metals segment. Namakwa Sands continued to be held as a disposal group at 30 June 2008 whilst awaiting receipt of formal documentation for conversion of old order to new order mining rights. This documentation was received on 30 July 2008 and the sale of Namakwa Sands is expected to complete in 2008.
[2] This reflects the reclassification of operations to be sold under previously announced BEE deals. The split of the total assets, total liabilities and net assets is as follows:

US$ million	30.06.08 Total assets	30.06.08 Total liabilities	30.06.08 Net assets	31.12.07 Total assets	31.12.07 Total liabilities	31.12.07 Net assets
Lebowa Platinum Mines Limited	279	(130)	149	243	(166)	77
Northam Platinum Limited	55	–	55	74	–	74
Other	16	(4)	12	11	(2)	9
	350	(134)	216	328	(168)	160

[3] Tarmac Iberia SAU disposal group is included in the Industrial Minerals segment.

At 31 December 2007 disposal groups included Namakwa Sands and the Platinum disposal groups. The only disposal group at 30 June 2007 was Namakwa Sands.

The net carrying amount of assets and associated liabilities reclassified as held for sale was not written down in any of the periods.

18. Contingent liabilities, contingent assets and other

i) Contingent liabilities

The Group is subject to various claims which arise in the ordinary course of business. Additionally, and as set out in the demerger agreement, Anglo American and Mondi have agreed to indemnify each other, subject to certain limitations, against certain liabilities. Having taken appropriate legal advice, the Group believes that the likelihood of a material liability arising is remote. At 30 June 2008 contingent liabilities in respect of the Group's subsidiaries comprise aggregate amounts of $590 million (30 June 2007: $298 million; 31 December 2007: $488 million) in respect of loans and performance guarantees given to banks and other third parties and are primarily in respect of environmental restoration and decommissioning obligations.

No contingent liabilities were secured on the assets of the Group at 30 June 2008, 30 June 2007 or 31 December 2007.

ii) Contingent assets

There were no significant contingent assets in the Group at 30 June 2008, 30 June 2007 or 31 December 2007.

18. Contingent liabilities, contingent assets and other (continued)

iii) Other

Minera Loma de Níquel

In January 2008, Minera Loma de Níquel (MLdN) was notified of the intention of the Venezuelan Ministry of Basic Industries and Mining (MIBAM) to cancel 13 of its exploration and exploitation concessions due to MLdN's alleged failure to fulfil certain conditions of the concessions. These concessions do not include the concessions where the current mining operations and metallurgical facilities are located. MLdN believes that it has complied with the conditions of these concessions and has lodged administrative appeals against the notices of termination. Since the MIBAM has not ruled on these appeals within the applicable statutory time periods, MLdN is now entitled to file further appeals with the Tribunal Supremo de Justicia, a course of action which it is currently considering. Operations are continuing as normal. Anglo American and MLdN continue to strive to resolve the matter by way of constructive dialogue; however Anglo American and MLdN believe that there is a valid legal basis to reverse the notices of termination and will pursue all appropriate legal and other remedies and actions to protect their respective interests both under Venezuelan and international law.

At 30 June 2008 Anglo American's interest in the book value of MLdN, including its mineral rights, was $571 million (as included in the Group's balance sheet). In the six months ended 30 June 2008, MLdN's production and contribution to the Group's operating profit were 4,700 tonnes of nickel in ferronickel and $67 million, respectively.

Anglo American Sur

Anglo American inherited a 1978 agreement with Empresa Nacional de Minería (Enami), the Chilean state mining company, when it acquired Disputada de Las Condes (since renamed Anglo American Sur) in 2002. The agreement grants Enami the right, subject to certain conditions and limitations, to acquire up to a 49% minority interest in Anglo American Sur, the wholly owned Group company that owns the Los Bronces and El Soldado copper mines and the Chagres smelter. These conditions include limiting the window for exercising the right to once every three years in the month of January until January 2027. Whilst not exercised in the past, the next such window for exercising the right is January 2009, although it is not known whether Enami will choose to exercise its right then or during any subsequent window. The calculations of the price at which Enami can exercise its right are complex and confidential but do, inter alia, take account of company profitability over a five year period and the exercise price would therefore reflect the highly favourable pricing environment for copper in the five years to 31 December 2008.

19. Related party transactions

The Group has a related party relationship with its subsidiaries, associates and joint ventures.

At 30 June 2008 the Group held $131 million (30 June 2007: $175 million; 31 December 2007: $131 million) of 10% non-cumulative redeemable preference shares in DB Investments, the holding company of De Beers Société Anonyme.

The Company and its subsidiaries, in the ordinary course of business, enter into various sale, purchase and service transactions with joint ventures and associates and others in which the Group has a material interest. These transactions are under terms that are no less favourable than those arranged with third parties. These transactions are not considered to be significant.

Dividends received from associates during the period totalled $194 million (six months ended 30 June 2007: $125 million; year ended 31 December 2007: $275 million), excluding nil (six months ended 30 June 2007: $38 million; year ended 31 December 2007: $52 million) from discontinued operations, as disclosed in the Consolidated cash flow statement.

At 30 June 2008 the directors of the Company and their immediate relatives controlled 3% (30 June 2007: 3%; 31 December 2007: 3%) of the voting shares of the Company.

20. Events occurring after the period end

Acquisition of IronX

On 28 July 2008 the Group announced that it is progressing the acquisition of 63.3% of IronX Mineração S.A. (IronX), which holds a 51% interest in the MMX Minas-Rio integrated iron ore project (Minas-Rio) and a 70% interest in the Amapá iron ore mine, for $3.5 billion. Subject to the satisfaction of final conditions under the transaction agreements, the transaction will be completed by 5 August 2008. Following the completion of this transaction, Anglo American has committed to extend the offer to the minority shareholders of IronX at the same price per share. The successful completion of the offer to the minority shareholders will result in Anglo American having paid a total of approximately $5.5 billion in cash for 100% of the issued and outstanding shares of IronX.

In the prior year the Group acquired 49% of Minas-Rio which has been accounted for as a joint venture (refer to note 15). Following the acquisition of 63.3% of IronX, both Minas-Rio (total effective interest of 81.3%) and Amapá will be accounted for as subsidiaries of the Group.

AngloGold Ashanti Limited

On 7 July 2008 the Group subscribed for 11,172,254 additional shares in AngloGold Ashanti Limited as part of a rights issue. The total cash paid for the subscription was $280 million and the Group's shareholding in AngloGold Ashanti Limited reduced from 16.6% to 16.3%.

Responsibility statements

We confirm that to the best of our knowledge:

(a) the condensed financial statements have been prepared in accordance with IAS 34 *Interim Financial Reporting*;

(b) the half year financial report includes a fair review of the information required by DTR 4.2.7 R (being an indication of important events that have occurred during the first six months of the financial year, and their impact on the half year financial report and a description of the principal risks and uncertainties for the remaining six months of the financial year); and

(c) the half year financial report includes a fair review of the information required by DTR 4.2.8 R (being disclosure of related party transactions that have taken place in the first six months of the financial year and that have materially affected the financial position or the performance of the Group during that period and any changes in the related party transactions described in the last annual report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year).

By order of the Board

Cynthia Carroll
Chief executive

René Médori
Finance director

INDEPENDENT REVIEW REPORT TO ANGLO AMERICAN PLC

We have been engaged by the Company to review the condensed set of financial statements in the half year financial report for the six months ended 30 June 2008 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense, the reconciliation from EBITDA to cash inflows from continuing operations and related notes 1 to 20. We have read the other information contained in the half year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom ("ISRE 2410"). Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half year financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half year financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" ("IAS 34"), as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half year financial report based on our review.

Scope of Review

We conducted our review in accordance with ISRE 2410 (UK and Ireland) issued by the Auditing Practices Board. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half year financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditor
London
30 July 2008

Production statistics

The figures below include the entire output of consolidated entities and the Group's share of joint ventures, joint arrangements and associates where applicable, except for Collahuasi in Base Metals and De Beers which are quoted on a 100% basis.

	6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07
Anglo Platinum (troy ounces)[1][2]			
Platinum	**1,001,100**	1,193,700	2,474,000
Palladium	**546,600**	665,000	1,389,700
Rhodium	**116,900**	160,700	328,800
	1,664,600	2,019,400	4,192,500
Nickel (tonnes)[3]	**7,400**	10,200	19,200
Copper (tonnes)[3]	**4,400**	6,000	11,000
Gold	**37,800**	50,500	97,900
Anglo Coal (tonnes)			
South Africa			
Eskom	**17,000,000**	16,963,700	34,064,000
Trade – Thermal	**10,490,300**	11,501,500	23,952,400
Trade – Metallurgical	**463,000**	952,400	1,143,700
	27,953,300	29,417,600	59,160,100
Australia			
Thermal	**7,423,600**	6,783,700	15,059,300
Metallurgical	**6,576,400**	4,884,300	10,145,400
	14,000,000	11,668,000	25,204,700
South America			
Thermal	**5,766,800**	5,288,400	11,259,800
Canada			
Thermal	**302,100**	-	-
Metallurgical	**122,900**	-	-
	425,000	-	-
Total	**48,145,100**	46,374,000	95,624,600

Anglo Coal (tonnes)			
South Africa			
Bank	**-**	51,900	51,900
Greenside	**1,591,400**	1,591,000	3,314,900
Goedehoop	**3,668,000**	4,056,400	8,456,200
Isibonelo	**2,326,000**	2,612,500	5,001,000
Kriel	**4,867,200**	5,830,600	11,210,100
Kleinkopje	**1,907,400**	1,845,900	3,490,700
Landau	**1,883,100**	1,885,300	4,058,200
New Denmark	**2,752,000**	2,768,900	5,134,700
New Vaal	**8,072,800**	8,056,000	17,119,500
Nooitgedacht	**237,000**	283,300	565,700
Mafube	**649,400**	435,800	757,200
	27,953,300	29,417,600	59,160,100
Australia			
Callide	**4,641,400**	4,678,200	10,031,100
Drayton	**1,727,000**	1,547,900	3,902,700
German Creek (Capcoal)	**2,756,000**	1,884,600	4,115,700
Jellinbah East	**508,200**	458,500	891,800
Moranbah	**1,881,600**	1,544,700	3,211,600
Dawson Complex	**1,833,000**	1,554,100	3,051,800
Foxleigh	**452,800**	-	-
	14,000,000	11,668,000	25,204,700
South America			
Carbones del Guasare	**598,600**	612,400	1,384,400
Carbones del Cerrejón	**5,168,200**	4,676,000	9,875,400
	5,766,800	5,288,400	11,259,800
Canada			
Peace River Coal	**425,000**	-	-
Total	**48,145,100**	46,374,000	95,624,600

(1) See the published results of Anglo Platinum Limited for further analysis of production information.
(2) Northam Platinum Limited was transferred to a disposal group in September 2007. Production information excludes Northam Platinum Limited and 2007 information has been adjusted accordingly.
(3) Also disclosed within total attributable nickel and copper production.

			6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07
De Beers (diamonds recovered – carats)					
100% basis (Anglo American 45%)					
Debswana			**16,171,000**	16,407,000	33,638,000
Namdeb			**998,000**	1,184,000	2,176,000
De Beers Consolidated Mines			**6,373,000**	7,567,000	14,998,000
Williamson			**68,000**	116,000	220,000
Canada			**616,000**	–	81,000
			24,226,000	25,274,000	51,113,000
Anglo Base Metals					
Copper[1]					
Collahuasi					
100% basis (Anglo American 44%)					
Ore mined		tonnes	**26,311,600**	31,190,000	61,969,800
Ore processed	Oxide	tonnes	**3,596,800**	3,689,600	7,129,200
	Sulphide	tonnes	**21,492,900**	20,033,900	43,679,900
Ore grade processed	Oxide	% Cu	**0.7**	0.8	0.8
	Sulphide	% Cu	**1.1**	0.9	1.0
Production	Copper concentrate	dry metric tonnes	**737,100**	548,900	1,346,000
	Copper cathode	tonnes	**25,300**	29,500	58,100
	Copper in concentrate	tonnes	**198,500**	160,600	393,900
Total copper production for Collahuasi		tonnes	**223,800**	190,100	452,000
Anglo American Sur (formerly Minera Sur Andes)					
Los Bronces mine					
Ore mined		tonnes	**10,850,900**	11,811,000	26,503,300
Marginal ore mined		tonnes	**18,768,800**	18,857,800	35,744,000
Las Tortolas concentrator	Ore processed	tonnes	**9,682,900**	10,875,000	21,125,300
	Ore grade processed	% Cu	**1.1**	0.9	1.0
	Average recovery	%	**86.4**	85.5	85.3
Production	Copper concentrate	dry metric tonnes	**322,200**	291,500	607,400
	Copper cathode	tonnes	**22,800**	23,500	48,300
	Copper in concentrate	tonnes	**94,500**	88,900	182,900
	Total	tonnes	**117,300**	112,400	231,200
El Soldado mine					
Ore mined	Open pit – ore mined	tonnes	**2,812,700**	3,169,700	6,283,000
	Open pit – marginal ore mined	tonnes	**21,700**	47,200	76,600
	Underground (sulphide)	tonnes	**624,500**	808,300	1,514,900
	Total	tonnes	**3,458,900**	4,025,200	7,874,500
Ore processed	Oxide	tonnes	**391,500**	366,800	791,900
	Sulphide	tonnes	**3,457,300**	3,744,500	7,400,900
Ore grade processed	Oxide	% Cu	**1.4**	1.6	1.4
	Sulphide	% Cu	**1.0**	1.1	1.1
Production	Copper concentrate	dry metric tonnes	**103,100**	114,400	229,700
	Copper cathode	tonnes	**3,500**	3,900	7,500
	Copper in concentrate	tonnes	**26,100**	31,900	65,300
	Total	tonnes	**29,600**	35,800	72,800
Chagres Smelter					
Copper concentrate smelted		tonnes	**76,300**	84,500	168,100
Production	Copper blister/anodes	tonnes	**75,000**	82,700	164,100
	Acid	tonnes	**239,900**	245,300	493,400
Total copper production for Anglo American Sur		tonnes	**146,900**	148,200	304,000
Anglo American Norte (formerly Mantos Blancos)					
Mantos Blancos mine					
Ore processed	Oxide	tonnes	**2,362,100**	2,260,400	4,587,900
	Sulphide	tonnes	**2,098,200**	1,924,900	3,879,800
	Marginal ore mined	tonnes	**2,062,300**	2,258,600	5,862,900
Ore grade processed	Oxide	% Cu (soluble)	**0.7**	0.7	0.7
	Sulphide	% Cu (insoluble)	**1.1**	1.1	1.1
	Marginal ore	% Cu (soluble)	**0.3**	0.3	0.3
Production	Copper concentrate	dry metric tonnes	**57,000**	51,900	105,900
	Copper cathode	tonnes	**20,200**	26,000	48,700
	Copper in concentrate	tonnes	**21,500**	19,700	40,200
	Total	tonnes	**41,700**	45,700	88,900

(1) Copper production figures exclude Palabora.

			6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07
Anglo Base Metals (continued)					
Mantoverde mine					
Ore processed	Oxide	tonnes	**4,714,100**	4,427,500	9,280,700
	Marginal ore	tonnes	**1,977,700**	3,155,300	5,511,100
Ore grade processed	Oxide	% Cu (soluble)	**0.7**	0.7	0.7
	Marginal ore	% Cu (soluble)	**0.4**	0.4	0.3
Production	Copper cathode	tonnes	**32,300**	29,600	61,000
Total copper production for Anglo American Norte		tonnes	**74,000**	75,300	149,900
Black Mountain		tonnes	**1,300**	1,200	2,200
Total Anglo Base Metals copper production		tonnes	**320,700**	308,300	655,000
Anglo Platinum copper production					
Production[1]		tonnes	**4,400**	6,000	11,000
Total attributable copper production		tonnes	**325,100**	314,300	666,000
Nickel, Niobium, Mineral Sands and Phosphates					
Nickel					
Codemin					
Ore mined		tonnes	**180,300**	237,000	539,300
Ore processed		tonnes	**258,800**	250,800	522,600
Ore grade processed		% Ni	**2.1**	2.1	2.1
Production		tonnes	**4,900**	4,700	9,900
Loma de Níquel					
Ore mined		tonnes	**368,800**	614,200	1,183,200
Ore processed		tonnes	**290,300**	581,600	1,096,100
Ore grade processed		% Ni	**1.6**	1.6	1.6
Production		tonnes	**4,700**	8,200	15,700
Total Anglo Base Metals nickel production		tonnes	**9,600**	12,900	25,600
Anglo Platinum nickel production					
Production[1]		tonnes	**7,400**	10,200	19,200
Total attributable nickel production		tonnes	**17,000**	23,100	44,800
Niobium					
Catalão					
Ore mined		tonnes	**181,500**	298,500	852,500
Ore processed		tonnes	**420,400**	409,600	831,700
Ore grade processed		Kg Nb/tonne	**10.5**	10.8	10.9
Production		tonnes	**2,300**	2,300	4,700
Mineral Sands					
Namakwa Sands					
Ore mined		tonnes	**9,040,700**	8,740,900	18,111,700
Production	Ilmenite	tonnes	**162,100**	140,500	300,300
	Rutile	tonnes	**13,200**	10,200	24,500
	Zircon	tonnes	**64,400**	48,000	114,800
Smelter production	Slag tapped	tonnes	**85,600**	73,700	151,300
	Iron tapped	tonnes	**56,900**	50,500	101,800
Phosphates					
Copebrás					
Sodium tripolyphosphate		tonnes	**10,200**	30,100	56,700
Phosphates		tonnes	**505,900**	494,300	1,037,800
Zinc and Lead					
Black Mountain					
Ore mined		tonnes	**623,900**	518,100	1,065,200
Ore processed		tonnes	**609,500**	565,000	1,099,600
Ore grade processed	Zinc	% Zn	**3.1**	3.6	3.2
	Lead	% Pb	**4.3**	3.8	4.3
	Copper	% Cu	**0.4**	0.3	0.3
Production	Zinc in concentrate	tonnes	**15,300**	14,900	28,300
	Lead in concentrate	tonnes	**23,600**	21,400	41,900
	Copper in concentrate	tonnes	**1,300**	1,200	2,200

[1] Northam Platinum Limited was transferred to a disposal group in September 2007. Production information excludes Northam Platinum Limited and 2007 information has been adjusted accordingly.

			6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07
Anglo Base Metals (continued)					
Lisheen					
Ore mined		tonnes	**777,100**	800,100	1,584,700
Ore processed		tonnes	**761,300**	747,100	1,513,600
Ore grade processed	Zinc	% Zn	**12.5**	11.7	12.0
	Lead	% Pb	**1.7**	1.8	1.9
Production	Zinc in concentrate	tonnes	**87,200**	79,000	164,700
	Lead in concentrate	tonnes	**8,200**	9,000	20,200
Skorpion					
Ore mined		tonnes	**637,600**	667,100	1,402,300
Ore processed		tonnes	**629,300**	675,100	1,379,600
Ore grade processed	Zinc	% Zn	**11.9**	11.7	11.7
Production	Zinc	tonnes	**68,600**	74,600	150,100
Total attributable zinc production		tonnes	**171,100**	168,500	343,100
Total attributable lead production		tonnes	**31,800**	30,400	62,100
Anglo Ferrous Metals and Industries					
Kumba Iron Ore					
Lump		tonnes	**10,180,000**	9,161,000	19,043,000
Fines		tonnes	**6,883,000**	6,434,000	13,357,000
Total iron ore		tonnes	**17,063,000**	15,595,000	32,400,000
Scaw Metals					
South Africa – Steel Products		tonnes	**417,000**	401,000	776,000
International – Steel Products		tonnes	**434,000**	394,000	803,000
Samancor Manganese[(1)]					
Manganese ore		tonnes	**1,407,000**	1,188,000	2,411,000
Manganese alloys[(2)]		tonnes	**153,000**	144,000	310,000
Anglo Industrial Minerals					
Aggregates		tonnes	**48,073,000**	48,965,300	95,393,300
Lime products		tonnes	**712,000**	750,400	1,468,222
Concrete		m^3	**3,840,000**	4,460,600	8,858,400
Anglo Paper and Packaging					
Mondi Packaging					
Packaging papers		tonnes	-	1,480,557	1,480,577
Corrugated board and boxes		m m^2	-	985	985
Paper sacks		m units	-	1,910	1,910
Coating and release liners		m m^2	-	1,549	1,549
Pulp – external		tonnes	-	91,834	91,834
Mondi Business Paper					
Uncoated wood free paper		tonnes	-	1,039,145	1,039,145
Newsprint		tonnes	-	99,738	99,738
Pulp – external		tonnes	-	84,563	84,563
Wood chips		green metric tonnes	-	362,089	362,089
Mondi Packaging South Africa					
Packaging papers		tonnes	-	141,339	141,339
Corrugated board and boxes		m m^2	-	171	171
Newsprint Joint Ventures and other					
Newsprint (attributable share)		tonnes	-	156,103	156,103
Aylesford		tonnes	-	94,354	94,354
Shanduka		tonnes	-	61,749	61,749

(1) Saleable production.
(2) Production includes Medium Carbon Ferro Manganese.

Quarterly production statistics

	Quarter ended			% Change	
	June 2008	March 2008	June 2007	June Q08 v March Q08	June Q08 v June Q07
Anglo Platinum[1]					
Platinum (troy ounces)	**572,500**	428,600	628,600	33.6%	(8.9)%
Palladium (troy ounces)	**300,800**	245,800	338,200	22.4%	(11.1)%
Rhodium (troy ounces)	**59,400**	57,500	82,300	3.3%	(27.8)%
Nickel (tonnes)	**3,700**	3,700	5,200	-	(28.8)%
Anglo Base Metals (tonnes)					
Copper	**161,000**	159,700	161,900	0.8%	(0.6)%
Nickel	**5,000**	4,600	6,400	8.7%	(21.9)%
Zinc	**88,200**	82,900	86,400	6.4%	2.1%
Lead	**14,700**	17,100	13,500	(14.0)%	8.9%
Anglo Ferrous Metals and Industries (tonnes)					
Iron ore	**8,873,000**	8,190,000	7,957,000	8.3%	11.5%
Scaw – South Africa Steel Products	**211,000**	206,000	204,000	2.4%	3.4%
Scaw – International Steel Products	**221,000**	213,000	200,000	3.8%	10.5%
Manganese ore[2]	**741,000**	666,000	608,000	11.3%	21.9%
Manganese alloys[2][3]	**76,000**	77,000	66,000	(1.3)%	15.2%
Anglo Coal (tonnes)					
Eskom	**8,637,000**	8,363,000	8,294,000	3.3%	4.1%
Thermal	**12,819,800**	11,163,000	11,945,000	14.8%	7.3%
Metallurgical	**4,389,300**	2,773,000	3,193,000	58.3%	37.5%
De Beers (diamonds recovered – carats)					
100% basis (Anglo American 45%)					
Diamonds	**12,452,000**	11,774,000	12,642,000	5.8%	(1.5)%

(1) Northam Platinum Limited was transferred to a disposal group in September 2007. Production information excludes Northam Platinum Limited and 2007 information has been adjusted accordingly.
(2) Saleable production.
(3) Production includes Medium Carbon Ferro Manganese.

Reconciliation of subsidiaries' and associates' reported earnings to the underlying earnings included in the condensed financial statements

for the six months ended 30 June 2008
Note only key reported lines are reconciled.

Anglo Platinum Limited	US$ million
IFRS headline earnings (US$ equivalent of published)	1,102
Exploration	17
Exchange rate difference	(7)
Other adjustments	(3)
	1,109
Minority interests	(251)
Depreciation on assets fair valued on acquisition (net of tax)	(8)
Contribution to Anglo American plc underlying earnings	**850**

DB Investments (DBI)	US$ million
De Beers underlying earnings (100%)	350
Difference in IAS 19 accounting policy	1
De Beers underlying earnings – Anglo American plc basis (100%)	351
Anglo American plc's 45% ordinary share interest	158
Income from preference shares	8
Contribution to Anglo American plc underlying earnings	**166**

Kumba Iron Ore Limited (KIO)	US$ million
IFRS headline earnings (US$ equivalent of published)[1]	368
Exploration	3
Elimination of intercompany interest	5
Other adjustments	14
	390
Minority interests	(142)
Depreciation on assets fair valued on acquisition (net of tax)	(1)
Contribution to Anglo American plc underlying earnings	**247**

[1] KIO IFRS headline earnings for the six months ended 30 June 2008 assume a minority interest of 20% in KIO's underlying mining assets.

Exchange rates and commodity prices

US$ exchange rates	6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07
Average spot prices for the period			
Rand	**7.66**	7.16	7.05
Sterling	**0.51**	0.51	0.50
Euro	**0.65**	0.75	0.73
Australian dollar	**1.08**	1.24	1.19
Chilean peso	**487**	534	522
Closing spot prices			
Rand	**7.83**	7.05	6.84
Sterling	**0.50**	0.50	0.50
Euro	**0.63**	0.74	0.68
Australian dollar	**1.04**	1.18	1.14
Chilean peso	**527**	527	498

Commodity prices		6 months ended 30.06.08	6 months ended 30.06.07	Year ended 31.12.07
Average market prices for the period				
Platinum	US$/oz	**1,947**	1,238	1,304
Palladium	US$/oz	**443**	355	355
Rhodium	US$/oz	**8,860**	6,064	6,200
Copper	US cents/lb	**368**	307	323
Nickel	US cents/lb	**1,237**	2,024	1,686
Zinc	US cents/lb	**103**	162	147
Lead	US cents/lb	**118**	90	118

Summary by business segment

US$ million	Revenue[1] 6 months ended 30.06.08	Revenue[1] 6 months ended 30.06.07	Revenue[1] Year ended 31.12.07	EBITDA[2] 6 months ended 30.06.08	EBITDA[2] 6 months ended 30.06.07	EBITDA[2] Year ended 31.12.07	Operating profit/(loss)[3] 6 months ended 30.06.08	Operating profit/(loss)[3] 6 months ended 30.06.07	Operating profit/(loss)[3] Year ended 31.12.07	Underlying earnings 6 months ended 30.06.08	Underlying earnings 6 months ended 30.06.07	Underlying earnings Year ended 31.12.07
Continuing operations												
Platinum	**3,605**	3,381	6,789	**1,714**	1,737	3,155	**1,467**	1,517	2,697	**850**	717	1,299
Diamonds	**1,684**	1,531	3,076	**397**	310	587	**328**	266	484	**166**	156	239
Base Metals	**4,077**	3,435	7,129	**2,623**	2,329	4,683	**2,454**	2,165	4,338	**1,494**	1,504	3,100
Copper	**2,843**	2,127	4,507	**2,041**	1,527	3,192	**1,941**	1,428	2,983	**1,204**	931	2,060
Collahuasi	**899**	561	1,383	**717**	441	1,062	**684**	411	998	**450**	276	701
Anglo American Sur (formerly Minera Sur Andes)[4]	**1,419**	1,100	2,273	**1,049**	801	1,630	**998**	748	1,518	**602**	482	1,026
Anglo American Norte (formerly Mantos Blancos)[4]	**525**	466	851	**279**	287	507	**263**	271	474	**156**	175	340
Other	–	–	–	**(4)**	(2)	(7)	**(4)**	(2)	(7)	**(4)**	(2)	(7)
Nickel, Niobium, Mineral Sands and Phosphates	**869**	794	1,583	**457**	463	842	**425**	436	786	**229**	303	555
Codemin	**148**	193	325	**118**	153	242	**113**	149	234	**76**	115	178
Loma de Níquel	**162**	292	553	**76**	224	390	**67**	214	370	**1**	137	243
Catalão	**63**	52	106	**35**	29	57	**34**	28	55	**32**	25	60
Namakwa Sands	**111**	83	184	**39**	19	44	**39**	19	44	**31**	12	31
Copebrás	**385**	174	415	**189**	38	109	**172**	26	83	**89**	14	43
Zinc	**365**	514	1,039	**185**	382	729	**149**	345	654	**124**	312	558
Black Mountain	**78**	85	165	**45**	51	93	**40**	46	83	**28**	35	65
Lisheen	**133**	184	364	**46**	127	242	**37**	119	227	**28**	94	174
Skorpion	**154**	245	510	**94**	204	394	**72**	180	344	**68**	183	319
Other	–	–	–	**(60)**	(43)	(80)	**(61)**	(44)	(85)	**(63)**	(42)	(73)
Ferrous Metals and Industries	**3,286**	2,887	5,400	**1,359**	780	1,561	**1,296**	719	1,432	**705**	269	605
Kumba Iron Ore	**1,176**	758	1,635	**701**	432	879	**677**	409	834	**247**	141	274
Scaw Metals	**937**	691	1,432	**138**	99	204	**121**	84	172	**72**	52	97
Samancor Manganese	**760**	265	665	**496**	57	249	**485**	57	225	**354**	42	169
Highveld Steel	–	369	369	–	108	108	–	108	108	–	18	18
Tongaat-Hulett/Hulamin[5]	**410**	801	1,293	**55**	87	140	**44**	65	114	**30**	15	44
Minas-Rio	–	–	–	**(16)**	–	(9)	**(16)**	–	(9)	**11**	–	5
Other	**3**	3	6	**(15)**	(3)	(10)	**(15)**	(4)	(12)	**(9)**	1	(2)
Coal[6]	**2,824**	1,634	3,574	**900**	441	882	**731**	319	614	**543**	242	490
South Africa	**1,131**	676	1,538	**405**	207	481	**369**	178	414	**268**	130	296
Australia	**1,198**	653	1,389	**330**	111	166	**225**	38	9	**168**	34	24
South America	**427**	298	627	**181**	135	271	**157**	115	227	**112**	86	175
Canada	**63**	–	–	**7**	–	–	**3**	–	–	**5**	–	–
Projects and corporate	**5**	7	20	**(23)**	(12)	(36)	**(23)**	(12)	(36)	**(10)**	(8)	(5)
Industrial Minerals[6]	**2,439**	2,237	4,591	**291**	326	732	**163**	209	474	**139**	181	384
Exploration	–	–	–	**(98)**	(55)	(157)	**(98)**	(55)	(157)	**(93)**	(50)	(145)
Corporate Activities and Unallocated Costs	–	–	–	**(148)**	(139)	(272)	**(160)**	(150)	(292)	**(321)**	(215)	(495)
Total continuing operations	**17,915**	15,105	30,559	**7,038**	5,729	11,171	**6,181**	4,990	9,590	**3,483**	2,804	5,477
Discontinued operations												
Gold	–	633	1,004	–	265	401	–	138	202	–	65	95
Paper and Packaging	–	4,111	4,111	–	560	560	–	324	324	–	189	189
Mondi Packaging	–	2,296	2,296	–	316	316	–	195	195	–	137	137
Mondi Business Paper	–	1,204	1,204	–	198	198	–	105	105	–	62	62
Other	–	611	611	–	46	46	–	24	24	–	(10)	(10)
Total discontinued operations	–	4,744	5,115	–	825	961	–	462	526	–	254	284
Total Group	**17,915**	19,849	35,674	**7,038**	6,554	12,132	**6,181**	5,452	10,116	**3,483**	3,058	5,761

(1) Revenue includes the Group's share of revenue of joint ventures and associates. Base Metals' revenue is shown after deduction of treatment and refining charges (TC/RCs).
(2) EBITDA is operating profit before special items, remeasurements, depreciation and amortisation in subsidiaries and joint ventures and share of EBITDA of associates.
(3) Operating profit includes operating profit before special items and remeasurements from subsidiaries and joint ventures and share of operating profit (before interest, tax, minority interests, special items and remeasurements) of associates.
(4) Revenue in 2007 includes intercompany sales between Anglo American Norte and Anglo American Sur. The external revenue for the six months ended 30 June 2007 was $1,093 million (year ended 31 December 2007: $2,266 million) for Anglo American Sur and $473 million (year ended 31 December 2007: $858 million) for Anglo American Norte.
(5) Includes 100% of the results of the Tongaat-Hulett Group from 1 January to 25 June 2007, and the Group's equity accounted share of Tongaat-Hulett and Hulamin since that date. For more detail see note 16 Disposal and demerger of subsidiaries and businesses.
(6) In the second half of 2007 Yang Quarry was reclassified from Industrial Minerals to Coal, to align with internal management reporting. As such the comparative data has been reclassified accordingly.

ANGLO AMERICAN

ANGLO AMERICAN plc

(Incorporated in England and Wales – Registered number 3564138)

(the Company)

Notice of Interim Dividend

(Dividend No. 19)

Notice is hereby given that an interim dividend on the Company's ordinary share capital in respect of the year to 31 December 2008 will be paid as follows:

Amount (United States currency)	44 cents per ordinary share (note 1)
Amount (South African currency)	R3.2490 per ordinary share
Last day to effect removal of shares between the UK and SA registers	Wednesday 30 July 2008
Last day to trade on the JSE Limited (JSE) to qualify for dividend	Friday 15 August 2008
Ex-dividend on the JSE from the commencement of trading on	Monday 18 August 2008 (note 2)
Ex-dividend on the London Stock Exchange from the commencement of trading on	Wednesday 20 August 2008
Record date (applicable to both the United Kingdom principal register and South African branch register)	Friday 22 August 2008
Currency conversion US$:£/€ rates announced on	Wednesday 27 August 2008
Removal of shares between the UK and SA registers permissible from	Wednesday 27 August 2008
Last day for receipt of Dividend Reinvestment Plan (DRIP) mandate forms by Central Securities Depository Participants (CSDPs) (notes 3, 4 and 5)	Wednesday 27 August 2008
Last day for receipt of DRIP mandate forms by the UK Registrars or the South African Transfer Secretaries (notes 3, 4 and 5)	Thursday 28 August 2008
Dividend warrants posted	Wednesday 17 September 2008
Payment date of dividend	Thursday 18 September 2008

Notes

1. Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and those with an address in a country in the European Union which has adopted the euro, will be paid in euros. Such shareholders may, however, elect to be paid their dividends in US dollars provided the UK Registrars receive such election by Friday 22 August 2008. Shareholders with an address elsewhere will be paid in US dollars except those registered on the South African branch register who will be paid in South African rand. The currency conversion rates and the amounts per share in pounds sterling/euros will be announced on Wednesday 27 August 2008.
2. Dematerialisation and rematerialisation of registered share certificates in South Africa will not be effected by CSDPs during the period from Monday 18 August 2008 to Friday 22 August 2008 (both days inclusive).
3. Those shareholders who already participate in the DRIP need not complete a DRIP mandate form for each dividend as such forms provide an ongoing authority to participate in the DRIP until cancelled in writing. Shareholders who wish to participate in the DRIP should obtain a mandate form from the UK Registrars, the South African Transfer Secretaries or, in the case of those who hold their shares through the STRATE system, their CSDP.
4. In terms of the DRIP, and subject to the purchase of shares in the open market, share certificates/CREST notifications are expected to be mailed and CSDP investor accounts credited/updated on Tuesday 23 September 2008.
5. Copies of the terms and conditions of the DRIP are available from the UK Registrars or the South African Transfer Secretaries.

By order of the Board

N Jordan
Secretary
30 July 2008

Registered office
20 Carlton House Terrace
London
SW1Y 5AN
England

UK Registrars
Equiniti
The Causeway
Worthing
West Sussex
BN99 6DA
England

South African Transfer Secretaries
Link Market Services South Africa (Pty) Limited
11 Diagonal Street
Johannesburg 2001
South Africa
(PO Box 4844, Johannesburg 2000)

END